SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the six months ended June 30, 2013

Commission File Number: 001 - 12518

BANCO SANTANDER, S.A.

Ciudad Grupo Santander

28660 Boadilla del Monte

Madrid—Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Accounting Principles

Under Regulation (EC) No. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). The Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, Grupo Santander (“the Group” or “Santander”) is required to prepare its consolidated financial statements for the six-month period ended June 30, 2013 in conformity with the EU-IFRS and Bank of Spain’s Circular 4/2004. Differences between EU-IFRS, Bank of Spain’s Circular 4/2004 and International Financial Reporting Standards as issued by the International Accounting Standard Board (IFRS-IASB) are not material. Therefore, we assert that the financial information contained in this report on Form 6-K complies with IFRS-IASB.

We have formatted our financial information according to the classification format for banks used in Spain. We have not reclassified the line items to comply with Article 9 of Regulation S-X. Article 9 is a regulation of the US Securities and Exchange Commission that contains formatting requirements for bank holding company financial statements.

General Information

Our consolidated financial statements are in Euros, which are denoted “euro”, “euros”, “EUR” or “€” throughout this report. Also, throughout this report, when we refer to:

•	“dollars”, “US$” or “$”, we mean United States dollars;

•	“pounds” or “£”, we mean United Kingdom pounds; and

•	“one billion”, we mean 1,000 million.

When we refer to “average balances” for a particular period, we mean the average of the month-end balances for that period, unless otherwise noted. We do not believe that monthly averages present trends that are materially different from trends that daily averages would show. In calculating our interest income, we include any interest payments we received on non-accruing loans if they were received in the period when due. We have not reflected consolidation adjustments in any financial information about our subsidiaries or other business units.

When we refer to “loans”, we mean loans, leases, discounted bills and accounts receivable, unless otherwise noted. The loan to value “LTV” ratios disclosed in this report refer to LTV ratios upon origination unless otherwise noted. Additionally, if a debt is approaching a doubtful status, we update the appraisals which are then used to estimate allowances for loan losses.

When we refer to “impaired balances” or “non-performing balances”, we mean impaired or non-performing loans and contingent liabilities (“NPL”), securities and other assets to collect.

When we refer to “allowances for credit losses”, we mean the specific allowances for credit losses, and unless otherwise noted, the collectively assessed allowance for credit losses including any allowances for country-risk. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Allowances for Credit Losses and Country-Risk Requirements” in our annual report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”).

Where a translation of foreign exchange is given for any financial data, we use the exchange rates of the relevant period (as of the end of such period for balance sheet data and the average exchange rate of such period for income statement data) as published by the European Central Bank, unless otherwise noted.

Management makes use of certain financial measures in local currency to help in the assessment of on-going operating performance. These non-GAAP financial measures include the results of operations of our subsidiary banks located outside the eurozone, excluding the impact of foreign exchange. We analyze these banks’ performance on a local currency basis to better measure the comparability of results between periods. Because changes in foreign currency exchange rates have a non-operating impact on the results of operations, we believe that evaluating their performance on a local currency basis provides an additional and meaningful assessment of performance to both management and the company’s investors. For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) of our consolidated financial statements for the year ended December 31, 2012 in our 2012 Form 20-F.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report contains statements that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, information regarding:

•	exposure to various types of market risks;

•	management strategy;

•	capital expenditures;

•	earnings and other targets; and

•	asset portfolios.

Forward-looking statements may be identified by words such as “expect,” “project,” “anticipate,” “should,” “intend,” “probability,” “risk,” “VaR,” “RORAC,” “target,” “goal,” “objective,” “estimate,” “future” and similar expressions. We include forward-looking statements in the “Operating and Financial Review and Prospects” and “Quantitative Analysis About Market Risk” sections. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

You should understand that adverse changes in the following important factors, in addition to those discussed in our 2012 Form 20-F under “Key Information—Risk Factors”, “Operating and Financial Review and Prospects,” “Information on the Company” and elsewhere in this current report, could affect our future results and could cause those results or other outcomes to differ materially from those anticipated in any forward-looking statement:

Economic and Industry Conditions

•	exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk and equity price risk;

•	general economic or industry conditions in Spain, the UK, the US, other European countries, Brazil, other Latin American countries and the other areas in which we have significant business activities or investments;

•	a default on, or a ratings downgrade of, the sovereign debt of Spain, and the other countries where we operate;

•	a worsening of the economic environment in the UK, other European countries, Brazil, other Latin American countries, and the US, and an increase of the volatility in the capital markets;

•	a further deterioration of the Spanish economy;

•	a widening of Spain’s “risk premium”, or the spread between the yields on Spanish government securities and comparable German government securities;

•	the effects of a continued decline in real estate prices, particularly in Spain, the UK and the US;

•	monetary and interest rate policies of the European Central Bank and various central banks;

•	inflation or deflation;

•	the effects of non-linear market behavior that cannot be captured by linear statistical models, such as the VaR model we use;

•	changes in competition and pricing environments;

•	the inability to hedge some risks economically;

•	the adequacy of loss reserves;

•	acquisitions or restructurings of businesses that may not perform in accordance with our expectations;

•	changes in demographics, consumer spending, investment or saving habits; and
•	changes in competition and pricing environments as a result of the progressive adoption of the internet for conducting financial services and/or other factors.

Political and Governmental Factors

•	political stability in Spain, the United Kingdom, other European countries, Latin America and the US;

•	changes in Spanish, UK, EU, Latin American, US or other jurisdictions’ laws, regulations or taxes; and

•	increased regulation in light of the global financial crisis.

Transaction and Commercial Factors

•	damage to our reputation;

•	our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and

•	the outcome of our negotiations with business partners and governments.

Operating Factors

•	potential losses associated with an increase in the level of substandard loans or non-performance by counterparties to other types of financial instruments;

•	technical difficulties and the development and use of new technologies by us and our competitors;

•	a downgrade in our credit rating;

•	the occurrence of force majeure, such as natural disasters, that impact our operations or impair the asset quality of our loan portfolio; and

•	the impact of changes in the composition of our balance sheet on future net interest income.

The forward-looking statements contained in this report speak only as of the date of this report. We do not undertake to update any forward-looking statement to reflect events or circumstances after that date or to reflect the occurrence of unanticipated events.

Item 1

Selected Consolidated Financial Information

We have selected the following financial information from our consolidated financial statements. You should read this information in connection with, and it is qualified in its entirety by reference to, our consolidated financial statements.

Under IFRS-IASB, revenues and expenses of discontinued businesses must be reclassified from each income statement line item to “Profit from discontinued operations”. Revenues and expenses from prior years are also required to be reclassified for comparison purposes to present the same businesses as discontinued operations. This change in presentation does not affect the “Consolidated profit for the period”.

Subject to the modifications described in the preceding paragraph, the financial information set forth below for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 has been selected from our annual financial statements which can be found in our previously-filed annual reports on Form 20-F and in the 6-K filed with the SEC on August 5, 2013, which recasts certain sections of our 2012 Form 20-F.

Our interim unaudited consolidated financial statements reflect all adjustments that we believe are necessary to present such information fairly for the six months ended June 30, 2013 and 2012. Our results for the six months ended June 30, 2013 are not necessarily indicative of what our results will be for the full year or any other period.

	Year ended December 31,					Six months ended June 30,
	2012	2011	2010	2009	2008	2013	2012
	(in millions of euros, except percentages and per share data)
Interest and similar income	58,791	60,618	52,637	53,173	55,044	26,373	30,408
Interest expense and similar charges	(28,868)	(30,024)	(23,672)	(26,874)	(37,506)	(13,000)	(15,023)
Interest income / (charges)	29,923	30,594	28,965	26,299	17,538	13,373	15,385
Income from equity instruments	423	394	362	436	553	204	277
Income from companies accounted for by the equity method	427	57	17	(1)	792	268	256
Fee and commission income	12,732	12,640	11,559	10,726	9,741	6,350	6,344
Fee and commission expense	(2,471)	(2,232)	(1,899)	(1,646)	(1,475)	(1,302)	(1,176)
Gains/losses on financial assets and liabilities (net)	3,329	2,838	2,166	3,802	2,892	1,419	1,683
Exchange differences (net)	(189)	(522)	441	444	582	429	(200)
Other operating income	6,693	8,050	8,190	7,929	9,436	3,261	3,186
Other operating expenses	(6,583)	(8,029)	(8,089)	(7,785)	(9,163)	(3,392)	(3,334)
Total income	44,284	43,790	41,712	40,204	30,896	20,610	22,421
Administrative expenses	(17,801)	(17,644)	(16,073)	(14,825)	(11,666)	(8,827)	(8,941)
Personnel expenses	(10,306)	(10,305)	(9,296)	(8,451)	(6,813)	(5,129)	(5,221)
Other general administrative expenses	(7,495)	(7,339)	(6,777)	(6,374)	(4,853)	(3,698)	(3,720)
Depreciation and amortization	(2,183)	(2,098)	(1,937)	(1,596)	(1,240)	(1,169)	(1,036)
Provisions (net)	(1,478)	(2,616)	(1,067)	(1,747)	(1,617)	(1,178)	(860)
Impairment losses on financial assets (net)	(18,880)	(11,794)	(10,400)	(11,578)	(6,283)	(6,013)	(9,016)
Impairment losses on other assets (net)	(508)	(1,517)	(286)	(165)	(1,049)	(206)	(123)
Gains/(losses) on disposal of assets not classified as non-current assets held for sale	906	1,846	351	1,565	101	708	653
Gains/(losses) on non-current assets held for sale not classified as discontinued operations	(757)	(2,109)	(290)	(1,225)	1,731	(213)	(393)
Operating profit/(loss) before tax	3,583	7,858	12,010	10,633	10,873	3,712	2,705
Income tax	(590)	(1,755)	(2,910)	(1,222)	(1,844)	(891)	(543)
Profit from continuing operations	2,993	6,103	9,100	9,411	9,029	2,821	2,162
Profit / (loss) from discontinued operations (net)	70	15	35	31	319	(14)	28
Consolidated profit for the period	3,063	6,118	9,135	9,442	9,348	2,807	2,190
Profit attributable to the Parent	2,295	5,330	8,212	8,970	8,892	2,255	1,749
Profit attributable to non-controlling interests	768	788	923	472	456	552	441
Per share information:
Average number of shares (thousands) (1)	9,766,689	8,892,033	8,686,522	8,554,224	7,271,470	10,548,077	9,535,022
Basic earnings per share (in euros)	0.23	0.60	0.94	1.05	1.22	0.21	0.18
Basic earnings per share continuing operation (in euros)	0.22	0.60	0.94	1.04	1.18	0.21	0.18
Diluted earnings per share (in euros)	0.23	0.60	0.94	1.04	1.22	0.21	0.18
Diluted earnings per share continuing operation (in euros)	0.22	0.60	0.94	1.04	1.18	0.21	0.18
Remuneration paid (in euros) (2)	0.60	0.60	0.60	0.60	0.63	0.30	0.34
Remuneration paid (in US$) (2)	0.79	0.78	0.80	0.86	0.88	0.40	0.43

	Year ended December 31,					Six months ended June 30,
	2012	2011	2010	2009	2008	2013
	(in millions of euros, except percentages and per share data)
Total assets	1,269,600	1,251,009	1,216,956	1,110,399	1,049,432	1,223,118
Loans and advances to credit institutions (net) (3)	73,900	51,726	79,855	79,837	78,792	80,500
Loans and advances to customers (net) (3)	719,112	748,541	722,504	682,551	626,888	700,149
Investment securities (net) (4)	152,066	154,015	174,258	173,990	124,673	174,141
Investments: Associates and jointly controlled entities	4,454	4,155	273	164	1,323	5,012
Contingent liabilities (net)	45,033	48,042	59,795	59,256	65,323	43,347
Liabilities
Deposits from central banks and credit institutions (5)	152,966	143,138	140,112	142,091	129,877	128,234
Customer deposits (5)	626,639	632,533	616,376	506,975	420,229	644,934
Debt securities (5)	205,969	197,372	192,873	211,963	236,403	188,607
Capitalization
Guaranteed subordinated debt excluding preferred securities and preferred shares (6)	5,207	6,619	10,934	13,867	15,748	4,667
Other subordinated debt	8,291	10,477	12,189	15,193	14,452	6,809
Preferred securities (6)	4,319	5,447	6,917	7,315	7,622	4,233
Preferred shares (6)	421	449	435	430	1,051	409
Non-controlling interests (including net income of the period)	9,415	6,354	5,860	5,165	2,397	10,095
Stockholders’ equity (7)	71,860	74,460	73,637	67,276	56,802	71,299
Total capitalization	99,514	103,806	109,971	109,245	98,072	97,512
Stockholders’ equity per share (7)	7.36	8.37	8.48	7.86	7.81	6.76
Other managed funds
Mutual funds	89,176	102,611	113,510	105,216	90,306	88,447
Pension funds	10,076	9,645	10,965	11,310	11,128	10,135
Managed portfolio	18,889	19,200	20,314	18,364	17,289	20,325
Total other managed funds	118,141	131,456	144,789	134,890	118,723	118,907
Consolidated ratios
Profitability ratios:
Net yield (8)	2.51%	2.72%	2.66%	2.62%	2.05%	2.31%
Return on average total assets (ROA)	0.24%	0.50%	0.77%	0.86%	0.99%	0.45%
Return on average stockholders’ equity (ROE)	3.16%	7.39%	11.75%	14.37%	16.42%	6.26%
Capital ratio:
Average stockholders’ equity to average total assets	5.65%	5.88%	5.87%	5.68%	5.75%	5.76%
Ratio of earnings to fixed charges (9):
Excluding interest on deposits	1.27%	1.62%	2.27%	2.02%	1.57%	1.67%
Including interest on deposits	1.11%	1.26%	1.52%	1.41%	1.28%	1.27%
Credit quality data
Loans and advances to customers
Allowances for impaired balances including country risk and excluding contingent liabilities as a percentage of total gross loans	3.41%	2.45%	2.63%	2.55%	1.95%	3.56%
Impaired balances as a percentage of total gross loans	4.74%	4.07%	3.76%	3.43%	2.19%	5.38%
Allowances for impaired balances as a percentage of impaired balances	72.01%	60.17%	69.99%	74.32%	89.08%	66.26%
Net loan charge-offs as a percentage of total gross loans	1.36%	1.39%	1.31%	1.27%	0.60%	0.68%
Ratios adding contingent liabilities to loans and advances to customers and excluding country risk (*)
Allowances for impaired balances as a percentage of total loans and contingent liabilities	3.29%	2.38%	2.56%	2.44%	1.83%	3.44%
Impaired balances (**) (10) as a percentage of total loans and contingent liabilities	4.54%	3.90%	3.54%	3.24%	2.02%	5.18%
Allowances for impaired balances (**) as a percentage of impaired balances (**)	72.41%	61.02%	72.17%	75.33%	90.64%	66.36%
Net loan and contingent liabilities charge-offs as a percentage of total loans and contingent liabilities	1.28%	1.29%	1.21%	1.17%	0.55%	0.64%

(*)	We disclose these ratios because our credit risk exposure comprises both loans and advances to customers and contingent liabilities, both of which are subject to impairment and hence, we set aside allowances for them.

(**)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.
(1)	Average number of shares has been calculated on the basis of the weighted average number of shares outstanding in the relevant period, net of treasury stock.
(2)	The shareholders at the annual shareholders’ meeting held on June 19, 2009 approved a dividend of €0.6508 per share to be paid out of our profits for 2008. In accordance with IAS 33, for comparative purposes, dividends per share paid, as disclosed in the table above, take into account the adjustment arising from the capital increase with pre-emptive subscription rights carried out in December 2008. As a result of this adjustment, the dividend per share for 2008 amounts to €0.6325. The shareholders also approved a new remuneration scheme (scrip dividend), whereby the Bank offered the shareholders the possibility to opt to receive an amount equivalent to the dividends in cash or new shares. The remuneration per share for 2009, 2010, 2011 and 2012 disclosed above, €0.60, is calculated assuming that the four dividends for these years were paid in cash. The remuneration per share distributed in the first half of 2012 and 2013 disclosed above include the third and the fourth dividends for 2011 and 2012, respectively, and is calculated assuming that they were paid in cash.
(3)	Equals the sum of the amounts included under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss” and “Loans and receivables” as stated in our consolidated financial statements.
(4)	Equals the amounts included as “Debt instruments” and “Other equity instruments” under the headings “Financial assets held for trading”, “Other financial assets at fair value through profit or loss”, “Available-for-sale financial assets” and “Loans and receivables” as stated in our consolidated financial statements.
(5)	Equals the sum of the amounts included under the headings “Financial liabilities held for trading”, “Other financial liabilities at fair value through profit or loss” and “Financial liabilities at amortized cost” as stated in our consolidated financial statements.
(6)	In our consolidated financial statements, preferred securities and preferred shares are included under “Subordinated liabilities”.
(7)	Equals the sum of the amounts included at the end of each year as “Own funds” and “Valuation adjustments” as stated in our consolidated financial statements. We have deducted the book value of treasury stock from stockholders’ equity.
(8)	Net yield is the total of net interest income (including dividends on equity securities) divided by average earning assets. See “Item 2. Selected Statistical Information—Average Balance Sheet and Interest Rates—Earning Assets—Yield Spread”.
(9)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges. Fixed charges consist of total interest expense (including or excluding interest on deposits as appropriate) and the interest expense portion of rental expense.
(10)	Impaired loans reflect Bank of Spain classifications. Such classifications differ from the classifications applied by US banks in reporting loans as non-accrual, past due, restructured and potential problem loans. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Classification Requirements” in our 2012 Form 20-F.

Set forth below is a table showing our allowances for impaired balances broken down by various categories as disclosed and discussed throughout this report on Form 6-K:

	Year ended December 31,					Six months ended June 30,
	2012	2011	2010	2009	2008	2013
	(in millions of euros)
Allowances refers to:
Allowances for impaired balances (*) (excluding country risk)	26,112	19,531	20,553	18,497	12,863	26,579
Less: Allowances for contingent liabilities and commitments (excluding country risk)	614	648	1,011	623	622	646

Allowances for Balances of Loans (excluding country risk):	25,497	18,883	19,541	17,874	12,241	25,933
Allowances relating to country risk and other	98	210	121	192	660	103

Allowances for impaired balances (excluding contingent liabilities)	25,595	19,093	19,662	18,066	12,901	26,036
Of which:
Allowances for Loans and receivables:	25,467	18,858	19,544	17,899	12,720	25,905
Allowances for Customers	25,422	18,806	19,502	17,873	12,466	25,857
Allowances for Credit institutions and other financial assets	30	36	17	26	254	34
Allowances for Debt Instruments	15	16	25	—	—	14
Allowances for Debt Instruments available for sale	129	235	119	167	181	131

(*)	Impaired or non-performing loans and contingent liabilities, securities and other assets to collect.

Exchange Rates

Fluctuations in the exchange rate between euros and dollars have affected the dollar equivalent of the share prices on Spanish stock exchanges. As a result, they are likely to affect the dollar market price of our American Depositary Shares, or ADSs, in the United States. In addition, dividends paid to the depositary of the ADSs are denominated in euros and fluctuations in the exchange rate affect the dollar conversion by the depositary of cash dividends paid on the shares to the holders of the ADSs. Fluctuations in the exchange rate of euros against other currencies may also affect the euro value of our non-euro denominated assets, liabilities, earnings and expenses.

The following tables set forth, for the periods and dates indicated, certain information concerning the exchange rate for euros and dollars (expressed in dollars per euro), based on the Noon Buying Rate as announced by the Federal Reserve Bank of New York for the dates and periods indicated.

The Federal Reserve Bank of New York announced its decision to discontinue the publication of foreign exchange rates on December 31, 2008. From that date, the exchange rates shown are those published by the European Central Bank (“ECB”), and are based on the daily consultation procedures between central banks within and outside the European System of Central Banks, which normally takes place at 14:15 p.m. Central European Time.

	Rate During Period
	Period End ($)	Average Rate (1) ($)
Calendar Period
2008	1.39	1.47
2009	1.44	1.39
2010	1.34	1.33
2011	1.29	1.39
2012	1.32	1.28

(1)	The average of the Noon Buying Rates for euros on the last day of each month during the period.

	Rate During Period
	High $	Low $
Last six months
2013
April	1.31	1.28
May	1.32	1.29
June	1.34	1.30
July	1.33	1.28
August	1.34	1.32
September	1.35	1.31
October (through October 16)	1.36	1.35

On October 16, 2013, the exchange rate for euros and dollars (expressed in dollars per euro), as published by the ECB, was $1.36.

For a discussion of the accounting principles used in translation of foreign currency-denominated assets and liabilities to euros, see Note 2(a) to our consolidated financial statements included in our 2012 Form 20-F.

Item 2

Selected Statistical Information

The following tables show our selected statistical information.

Average Balance Sheets and Interest Rates

The following tables show, by domicile of customer, our average balances and interest rates for the six months ended June 30, 2013 and 2012.

You should read the following tables and the tables included under “—Changes in Net Interest Income—Volume and Rate Analysis” and “—Assets—Earning Assets—Yield Spread” in conjunction with the following:

•	We have included interest received on non-accruing assets in interest income only if we received such interest during the period in which it was due;

•	We have included loan arrangement fees in interest income;

•	We have not recalculated tax-exempt income on a tax-equivalent basis because the effect of doing so would not be significant;

•	We have included income and expenses from interest-rate hedging transactions as a separate line item under interest income and expenses if these transactions qualify for hedge accounting under IFRS. If these transactions did not qualify for such treatment, we included income and expenses on these transactions elsewhere in our income statement. See Note 2 to our consolidated financial statements in our 2012 Form 20-F for a discussion of our accounting policies for hedging activities;

•	We have stated average balance on a gross basis, before netting our allowances for credit losses, except for the total average asset figures, which includes such netting; and

•	All average data have been calculated using month-end balances, which is not significantly different from having used daily averages.

As stated above under “Presentation of Financial and Other Information”, we have prepared our financial statements for 2012, 2011, 2010, 2009 and 2008 and for the six months ended June 30, 2013 and 2012 under IFRS-IASB.

Average Balance Sheet—Assets and Interest Income

	Six Months Ended June 30,
	2013			2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	(in millions of euros, except percentages)
ASSETS
Cash and due from central banks
Domestic	10,586	27	0.52%	20,689	57	0.55%
International	75,681	1,142	3.02%	76,249	1,431	3.75%

	86,267	1,169	2.71%	96,938	1,488	3.07%
Due from credit entities
Domestic	30,953	83	0.54%	22,896	82	0.72%
International	54,250	339	1.25%	42,274	435	2.06%

	85,203	422	0.99%	65,170	517	1.59%
Loans and credits
Domestic	184,673	3,014	3.26%	202,903	3,810	3.76%
International	528,545	17,630	6.67%	552,610	19,754	7.15%

	713,218	20,644	5.79%	755,513	23,564	6.24%
Debt securities
Domestic	56,369	1,072	3.80%	54,631	1,091	3.99%
International	99,365	2,306	4.64%	98,399	2,770	5.63%

	155,734	3,378	4.34%	153,030	3,861	5.05%
Income from hedging operations
Domestic		41			71
International		171			315

		212			386
Other interest-earning assets
Domestic	69,450	368	1.06%	72,224	403	1.12%
International	45,010	180	0.80%	45,531	189	0.83%

	114,460	548	0.96%	117,755	592	1.01%
Total interest-earning assets
Domestic	352,031	4,605	2.62%	373,343	5,514	2.95%
International	802,851	21,768	5.42%	815,063	24,894	6.11%

	1,154,882	26,373	4.57%	1,188,406	30,408	5.12%
Investments in affiliated companies
Domestic	1,115	—	—	1,175	—	—
International	3,535	—	—	3,423	—	—

	4,650	—	—	4,598	—	—
Total earning assets
Domestic	353,146	4,605	2.61%	374,518	5,514	2.94%
International	806,386	21,768	5.40%	818,486	24,894	6.08%

	1,159,532	26,373	4.55%	1,193,004	30,408	5.10%

Other assets	92,484	—		92,783	—
Assets from discontinued operations	—	—		—	—

Total average assets	1,252,016	26,373		1,285,787	30,408

Average Balance Sheet—Liabilities and Interest Expense

	Six Months Ended June 30,
	2013			2012
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
LIABILITIES AND STOCKHOLDERS EQUITY
Due to credit entities
Domestic	25,281	190	1.50%	53,083	433	1.63%
International	109,995	817	1.49%	98,789	936	1.89%

	135,276	1,007	1.49%	151,872	1,369	1.80%
Customers deposits
Domestic	173,217	1,651	1.91%	154,036	1,403	1.82%
International	465,020	6,101	2.62%	488,548	6,976	2.86%

	638,237	7,752	2.43%	642,584	8,379	2.61%
Marketable debt securities
Domestic	90,959	1,593	3.50%	94,469	1,641	3.47%
International	106,125	1,925	3.63%	109,919	2,028	3.69%

	197,084	3,518	3.57%	204,388	3,669	3.59%
Subordinated debt
Domestic	8,724	260	5.96%	11,080	338	6.10%
International	8,647	382	8.84%	11,761	566	9.63%

	17,371	642	7.39%	22,841	904	7.92%
Other interest-bearing liabilities
Domestic	85,404	495	1.16%	88,938	607	1.37%
International	62,983	373	1.18%	59,774	354	1.18%

	148,387	868	1.17%	148,712	961	1.29%
Expenses from hedging operations
Domestic		(671)			(445)
International		(115)			186

		(786)			(259)
Total interest-bearing liabilities
Domestic	383,585	3,518	1.83%	401,606	3,977	1.98%
International	752,770	9,483	2.52%	768,791	11,046	2.87%

	1,136,355	13,001	2.29%	1,170,397	15,023	2.57%

Other liabilities	33,182	—		33,614	—
Non-controlling interest	10,383	—		7,892	—
Stockholders’ Equity	72,096	—		73,884	—
Liabilities from discontinued operations	—	—		—	—

Total average Liabilities and Stockholders’ Equity	1,252,016	13,001		1,285,787	15,023

Changes in Net Interest Income—Volume and Rate Analysis

The following tables allocate, by domicile of customer, changes in our net interest income between changes in average volume and changes in average rate for the first six months of 2013 compared to the same period of 2012. We have calculated volume variances based on movements in average balances over the period and rate variance based on changes in interest rates on average interest-earning assets and average interest-bearing liabilities. We have allocated variances caused by changes in both volume and rate to volume. You should read the following tables and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”.

Volume and rate analysis

	IFRS—IASB Six Months Ended June 30, 2013/2012
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest income
Cash and due from central banks
Domestic	(26)	(4)	(30)
International	(11)	(278)	(289)

	(37)	(282)	(319)
Due from credit entities
Domestic	25	(24)	1
International	103	(199)	(96)

	128	(223)	(95)
Loans and credits
Domestic	(325)	(471)	(796)
International	(838)	(1,286)	(2,124)

	(1,163)	(1,757)	(2,920)
Debt securities
Domestic	34	(53)	(19)
International	27	(491)	(464)

	61	(544)	(483)
Other interest-earning assets
Domestic	(15)	(20)	(35)
International	(2)	(7)	(9)

	(17)	(27)	(44)
Total interest-earning assets without hedging operations
Domestic	(307)	(572)	(879)
International	(721)	(2,261)	(2,982)

	(1,028)	(2,833)	(3,861)
Income from hedging operations
Domestic	(30)	—	(30)
International	(144)	—	(144)

	(174)	—	(174)
Total interest-earning assets
Domestic	(337)	(572)	(909)
International	(865)	(2,261)	(3,126)

	(1,202)	(2,833)	(4,035)

Volume and rate analysis

	IFRS—IASB Six Months Ended June 30, 2013/2012
	Increase (Decrease) due to changes in
	Volume	Rate	Net change
	(in millions of euros)
Interest charges
Due to credit entities
Domestic	(211)	(32)	(243)
International	98	(217)	(119)

	(113)	(249)	(362)
Customers deposits
Domestic	181	67	248
International	(326)	(549)	(875)

	(145)	(482)	(627)
Marketable debt securities
Domestic	(62)	14	(48)
International	(69)	(34)	(103)

	(131)	(20)	(151)
Subordinated debt
Domestic	(70)	(8)	(78)
International	(140)	(44)	(184)

	(210)	(52)	(262)
Other interest-bearing liabilities
Domestic	(23)	(89)	(112)
International	19	—	19

	(4)	(89)	(93)
Total interest-bearing liabilities without hedging operations
Domestic	(185)	(48)	(233)
International	(418)	(844)	(1,262)

	(603)	(892)	(1,495)
Expenses from hedging operations
Domestic	(226)	—	(226)
International	(301)	—	(301)

	(527)	—	(527)
Total interest-bearing liabilities
Domestic	(411)	(48)	(459)
International	(719)	(844)	(1,563)

	(1,130)	(892)	(2,022)

Assets

Earning Assets—Yield Spread

The following table analyzes, by domicile of customer, our average earning assets, interest income and dividends on equity securities and net interest income. Furthermore, it shows gross yields, net yields and yield spreads for each of the periods indicated. You should read this table and the footnotes thereto in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Earning Assets—Yield Spread

	IFRS – IASB
	Six Months Ended June 30,
	2013	2012
	(in millions of euros, except percentages)
Average earning assets
Domestic	353,146	374,518
International	806,386	818,486

	1,159,532	1,193,004
Interest
Domestic	4,605	5,514
International	21,768	24,894

	26,373	30,408
Net interest income (1)
Domestic	1,087	1,537
International	12,286	13,848

	13,373	15,385
Gross yield (annualized) (2)
Domestic	2.61%	2.94%
International	5.40%	6.08%

	4.55%	5.10%
Net yield (annualized) (3)
Domestic	0.62%	0.82%
International	3.05%	3.38%

	2.31%	2.58%
Yield spread (annualized) (4)
Domestic	0.78%	0.96%
International	2.88%	3.21%

	2.26%	2.53%

(1)	Net interest income is the net amount of interest and similar income and interest expense and similar charges. — See “Income Statement” on page 6.
(2)	Gross yield is the quotient of interest income divided by average earning assets.
(3)	Net yield is the quotient of net interest income divided by average earning assets.
(4)	Yield spread is the difference between gross yield on earning assets and the average cost of interest-bearing liabilities. For a discussion of the changes in yield spread over the periods presented, see “Item 3. Operating and Financial Review and Prospects—A. Operating results—Results of Operations for Grupo Santander—Interest Income / (Charges)”.

Return on Equity and Assets

The following table presents our selected financial ratios for the periods indicated.

	IFRS – IASB
	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012
ROA: Return on average total assets (1)	0.45%	0.34%	0.24%
ROE: Return on average stockholders’ equity (1)	6.26%	4.73%	3.16%
PAY-OUT: Dividends per average share as a percentage of net attributable income per average share (2)	0.00%	0.00%	47.34%
Average stockholders’ equity as a percentage of average total assets	5.76%	5.75%	5.65%

(1)	Net income and net attributable income for the six months ended June 30, 2013 and 2012 have been annualized by doubling the first half year figures. Net income and net attributable income for the first half of any year are not necessarily indicative of the results for that full year.
(2)	Dividend information for the six months ended June 30, 2013 and 2012 and for the year-end are not comparable. The interim figures for the six months ended June 30, 2013 and 2012 do not include any dividend (the first quarterly interim dividend for each year was authorized by the Executive Committee in July 2013 and 2012, respectively) and the full-year figure includes all dividends for the year. See “Item 8. Financial Information —A. Consolidated Statements and Other Financial Information —Dividend Policy” in our 2012 Form 20-F.

The pay-out ratio does not include in the numerator the amounts paid under the Santander Dividendo Elección program (scrip dividends), which are not dividends paid on account of the net attributable income of the period. Such remuneration distributed via scrip dividends amounted to €5,013 million for the year ended December 31, 2012, and zero for the six months ended June 30, 2013 and 2012.

Interest-Earning Assets

The following table shows, by domicile of customer, the percentage mix of our average interest-earning assets for the periods indicated. You should read this table in light of our observations noted in the preceding sub-section entitled “—Average Balance Sheets and Interest Rates”, and the footnotes thereto.

Interest-earning assets

	IFRS – IASB
	Six Months Ended June 30,
	2013	2012
Cash and due from Central Banks
Domestic	1%	2%
International	7%	6%

	8%	8%
Due from credit entities
Domestic	3%	2%
International	4%	4%

	7%	6%
Loans and credits
Domestic	16%	17%
International	46%	46%

	62%	63%
Debt securities
Domestic	5%	5%
International	8%	8%

	13%	13%
Other interest-earning assets
Domestic	6%	6%
International	4%	4%

	10%	10%
Total interest-earning assets
Domestic	30%	31%
International	70%	69%

	100%	100%

Classified Assets

Movements in Allowances for Credit Losses

The following table analyzes movements in our allowances for credit losses and movements by domicile of customer for the periods indicated. See “Presentation of Financial and Other Information”. For further discussion of movements in the allowances for credit losses, see “Item 3. Operating and Financial Review and Prospects —A. Operating results —Results of operations for Grupo Santander—Impairment Losses (net)”.

	IFRS-IASB
	Year Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
	(in millions of euros)
Allowance for credit losses at beginning of period
Borrowers in Spain	6,907	6,810	6,993	11,711	6,907
Borrowers outside Spain	11,951	12,734	10,906	13,756	11,951

Total	18,858	19,544	17,899	25,467	18,858
Consolidation/deconsolidation of companies’ credit loss allowances (1)
Borrowers in Spain	—	—	—	—	(169)
Borrowers outside Spain	(266)	(1,267)	—	—	(103)

Total	(266)	(1,267)	—	—	(272)
Net provisions for credit losses charged to income statement (2)
Borrowers in Spain	8,847	3,169	2,326	1,796	4,254
Borrowers outside Spain	10,992	9,581	9,078	4,712	5,321

Total	19,839	12,750	11,404	6,508	9,575
Charge offs against credit loss allowance
Borrowers in Spain	(2,747)	(2,798)	(2,174)	(1,145)	(2,072)
Borrowers outside Spain	(8,599)	(9,495)	(8,582)	(4,294)	(3,973)

Total	(11,346)	(12,293)	(10,756)	(5,439)	(6,045)
Other movements (3)	(1,618)	124	997	(631)	(724)
Allowance for credit losses at end of period (4) (5)
Borrowers in Spain	11,711	6,907	6,810	12,174	8,351
Borrowers outside Spain	13,756	11,951	12,734	13,731	13,041

Total	25,467	18,858	19,544	25,905	21,392
Recoveries of loans previously charged off against income statement
Borrowers in Spain	272	297	201	187	119
Borrowers outside Spain	1,044	1,487	979	341	508

Total	1,316	1,784	1,180	528	627

Average loans outstanding
Borrowers in Spain	198,643	217,235	224,642	184,673	202,903
Borrowers outside Spain	550,730	511,964	480,885	528,545	552,610

Total	749,373	729,199	705,527	713,218	755,513
Net charge-offs against loan loss allowance to average loans ratio (6)
Borrowers in Spain	1.25%	1.15%	0.88%	0.52%	0.96%
Borrowers outside Spain	1.37%	1.56%	1.58%	0.75%	0.63%

Total	1.34%	1.44%	1.36%	0.69%	0.72%

(1)	The line items titled “Consolidation/deconsolidation of companies’ credit loss allowances” refer to the valuation allowance as of the acquisition date for the loans acquired in the business combinations carried out during the period after the acquired receivables have been measured at their acquisition fair values. This disclosure was not applicable in 2010 because the fair value of loans acquired in business combinations was disclosed net of allowances. The negative net balance in 2011 is related to the deconsolidation of Santander Consumer USA Inc. (SCUSA) which was accounted for by the equity method in December 2011. The negative net balance in June 2012 is mainly related to the sale of our subsidiary in Colombia.
(2)	We have not included a separate line item for charge-offs of loans not previously provided for (loans charged-off against income) as these are not permitted.
(3)	The changes in “Other Movements” from 2012, to 2011, to 2010, and to June 2012 and to 2013 principally reflect foreign exchange differences.
(4)	Allowances for the impairment losses on the assets making up the balances of “Loans and receivables—Loans and advances to customers”, “Loans and receivables—Loans and advances to credit institutions” and “Loans and receivables – Debt securities”. See “Item 1. Selected Consolidated Financial Information”.
(5)	The segregation of the allowance for credit losses between Spain and outside Spain was made by geographical location of the Group’s company that accounts for the risk.
(6)	For the purpose of calculating the ratio, net charge-offs consist of Charge offs against credit loss allowance less Recoveries of loans previously charged off.

The net charge-offs against loan loss allowance to average loans ratio was lower in Spain than in foreign jurisdictions as of June 30, 2013 and December 31, 2012, 2011 and 2010 primarily due to the different mix of products of our credit portfolio in the various countries in which we operate (our mortgage portfolio is focused in Spain and United Kingdom while in Latin America (including Brazil) the main products are non-collateral loans (credit cards or consumer loans)). In Spain, the percentage of loans with collateral (secured by mortgages on finished homes, offices and multi-purpose premises and rural properties or by pledges on monetary deposits, listed equity instruments and debt securities of issuers with high credit ratings) as of June 30, 2013 and December 31, 2012 were 61% and 62%, respectively. The figure outside Spain includes certain countries such as Brazil where mortgages (which are Brazil’s main type of collateral) represent approximately 5% of total loans, which means that the amount of loan write-offs contributed each year by these countries is far higher, since these entities of the Group have fewer possibilities of recovering the loans once they have fallen into arrears.

As of June 30, 2012 there was a reversal in this situation due both to a significant increase in charge offs in Spain together with a reduction in the average loans outstanding. This evolution was due to the difficult economic environment in Spain and to a fully provisioned portfolio of impaired loans in Banesto that were assessed as non collectible and written off. Outside Spain, the evolution was the opposite with charge-offs decreasing and loan volumes increasing.

The table below shows a breakdown of recoveries, net provisions and charge-offs against credit loss allowance by type and domicile of borrower for the periods indicated.

	IFRS – IASB
	Year Ended December 31,			Six Months Ended June 30,
	2012	2011	2010	2013	2012
	(in millions of euros)
Recoveries of loans previously charged-off against income statement
Domestic:
Commercial, financial, agricultural, industrial	85	135	41	102	39
Real estate and construction	38	31	32	43	27
Other mortgages	10	37	32	8	22
Installment loans to individuals	137	92	89	31	30
Lease finance	—	1	1	1	—
Other	2	1	6	3	1

Total Borrowers in Spain	272	297	201	187	119
Borrowers outside Spain
Government and official institutions	—	—	4	—	1
Commercial and industrial	877	1,208	877	285	416
Mortgage loans	79	197	72	50	28
Other	88	82	26	6	63

Total Borrowers outside Spain	1,044	1,487	979	341	508

Total	1,316	1,784	1,180	528	627
Net provisions for credit losses charged to income statement
Domestic:
Commercial, financial, agricultural, industrial	1,290	1,070	688	762	266
Real estate and construction	5,378	672	706	8	2,584
Other mortgages	1,291	818	164	758	1,062
Installment loans to individuals	709	489	663	224	277
Lease finance	57	122	83	23	32
Other	122	(2)	22	21	32

Total Borrowers in Spain	8,847	3,169	2,326	1,796	4,253
Borrowers outside Spain
Government and official institutions	—	(4)	48	—	3
Commercial and industrial	9,673	7,962	8,134	4,067	4,650
Mortgage loans	624	1,163	525	241	308
Other	695	460	371	404	360

Total Borrowers outside Spain	10,992	9,581	9,078	4,712	5,321

Total	19,839	12,750	11,404	6,508	9,574
Charge offs against credit loss allowance
Domestic:
Commercial, financial, agricultural, industrial	(755)	(980)	(704)	(353)	(477)
Real estate and construction	(676)	(133)	(191)	(378)	(386)
Other mortgages	(400)	(592)	(369)	(276)	(295)
Installment loans to individuals	(839)	(870)	(841)	(111)	(895)
Lease finance	(27)	(220)	(61)	(20)	(14)
Other	(50)	(3)	(8)	(5)	(5)

Total Borrowers in Spain	(2,747)	(2,798)	(2,174)	(1,143)	(2,072)
Borrowers outside Spain
Government and official institutions	—	—	(43)	—	(2)
Commercial and industrial	(7,402)	(8,445)	(7,994)	(3,840)	(3,472)
Mortgage loans	(477)	(791)	(445)	(164)	(226)
Other	(720)	(259)	(100)	(292)	(273)

Total Borrowers outside Spain	(8,599)	(9,495)	(8,582)	(4,296)	(3,973)

Total	(11,346)	(12,293)	(10,756)	(5,439)	(6,045)

The tables below show a breakdown of allowances for credit losses by type and domicile of borrower for the periods indicated.

Allowances for Credit Losses

	IFRS—IASB As of December 31,
	2012	%	2011	%	2010	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	1,775	6.97	1,579	8.37	1,499	7.67
Real estate and construction (*)	7,511	29.49	3,210	17.02	2,723	13.93
Other mortgages	1,420	5.58	1,325	7.03	1,329	6.80
Installment loans to individuals	823	3.23	690	3.66	1,065	5.45
Lease finance	103	0.40	101	0.54	169	0.87
Other	79	0.31	2	0.01	25	0.13

Total Borrowers in Spain	11,711	45.98	6,907	36.62	6,810	34.85
Borrowers outside Spain:
Government and official institutions	30	0.12	31	0.17	31	0.16
Commercial and industrial	10,628	41.74	9,334	49.50	9,811	50.20
Mortgage loans	2,054	8.06	1,791	9.50	1,876	9.60
Other	1,043	4.10	795	4.21	1,016	5.20

Total Borrowers outside Spain	13,756	54.02	11,951	63.38	12,734	65.15

Total	25,467	100.00	18,858	100.00	19,544	100.00

(*)	As of December 31, 2012, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €7,034 million. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Allowances for Credit Losses

	IFRS—IASB As of June 30,
	2013	%	2012	%
	(in millions of euros, except percentages)
Borrowers in Spain:
Commercial, financial, agricultural, industrial	2,249	8.30	1,775	8.30
Real estate and construction (*)	7,109	27.44	3,811	17.82
Other mortgages	1,810	6.99	1,926	9.00
Installment loans to individuals	842	3.25	670	3.13
Lease finance	99	0.38	92	0.43
Other	65	0.25	77	0.36

Total Borrowers in Spain	12,174	46.99	8,351	39.04
Borrowers outside Spain
Government and official institutions	18	0.07	39	0.18
Commercial and industrial	10,369	40.03	9,987	46.68
Mortgage loans	2,309	8.91	1,988	9.29
Other	1,035	4.00	1,027	4.80

Total Borrowers outside Spain	13,731	53.01	13,041	60.96

Total	25,905	100.00	21,392	100.00

(*)	As of June 30, 2013, the allowances of the portfolio of loans to construction and property development companies with real estate purposes, defined in accordance with the Bank of Spain’s purpose-based classification guidelines, amounted to €6,557 million. In this table, loans to construction and property development companies are defined as loans granted to companies that belong to that sector, irrespective of the purpose of the loan.

Impaired Balances

The following table shows our impaired assets and contingent liabilities, excluding country-risk. We do not keep records classifying assets as non-accrual, past due, restructured or potential problem loans, as those terms are defined by the SEC. However, we have estimated the amount of our assets that would have been so classified, to the extent possible, below.

	IFRS – IASB
	At December 31,			At June 30,
	2012	2011	2010	2013	2012
	(in millions of euros, except percentages)
Non-performing balances
Past-due and other non-performing balances (1) (2) (3):
Domestic	16,623	15,340	12,474	19,969	15,751
International	19,438	16,666	16,004	20,086	18,587

Total	36,061	32,006	28,478	40,055	34,338

(1)	We estimate that the total amount of our non-performing balances fully provisioned under IFRS and which under U.S. GAAP would have been charged-off from the balance sheet was €5,176 million, €5,106 million, €4,843 million, at December 31, 2012, 2011, 2010, respectively, and €5,208 million and €5,573 million at June 2013 and 2012 respectively. See “Item 4. Information on the Company—B. Business Overview—Classified Assets—Bank of Spain Charge-off Requirements” in our 2011 Form 20-F.
(2)	Non-performing balances due to country risk were €6 million, €7 million, €8 million, at December 31, 2012, 2011, 2010, respectively, and €6 million and €4 million at June 2013 and 2012 respectively.
(3)	We estimate that at December 31, 2012, 2011 and 2010 (i) the total amount of our non-performing past-due balances was €31,326 million, €27,415 million, and €23,606 million, respectively, and €32,325 million and €27,397 million at June 2013 and 2012, respectively, and (ii) the total amount of our other non-performing was €4,735 million, €4,591 million, and €4,872 million, respectively, and €7,730 million and €6,968 million at June 2013 and 2012 respectively.

We do not believe that there is a material amount of assets not included in the foregoing table where known information about credit risk at June 30, 2013 (not related to transfer risk inherent in cross-border lending activities) gave rise to serious doubts as to the ability of the borrowers to comply with the loan repayment terms at such date.

Evolution of Impaired Balances

The following table shows the movement in our impaired assets and contingent liabilities (excluding country-risk):

	IFRS-IASB
	Year ended December 31,		Quarter ended
	2011	2012	Mar. 31, 2012	Jun. 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Mar. 31, 2013	Jun. 30, 2013
	(in millions of euros)
Opening balance	28,478	32,006	32,006	32,534	34,338	35,802	36,061	38,051
Increases	34,379	34,983	8,306	9,994	8,130	8,553	7,775	10,124
Cash recoveries	(15,466)	(16,298)	(3,990)	(4,087)	(3,739)	(4,482)	(3,351)	(3,739)
Foreclosed assets	(2,791)	(2,146)	(701)	(483)	(574)	(388)	(626)	(510)
Changes in scope of consolidation	69	(628)	(602)	(25)	(1)	—	743	—
Exchange differences	(370)	(509)	37	(71)	(40)	(435)	278	(1,260)
Write-offs	(12,293)	(11,347)	(2,522)	(3,524)	(2,312)	(2,989)	(2,829)	(2,611)

Closing balance	32,006	36,061	32,534	34,338	35,802	36,061	38,051	40,055

Impaired Balances Ratios

The following table shows the total amount of our computable credit risk, the amounts of our non-performing assets and contingent liabilities by category, our allowances for credit losses, the ratio of our impaired balances to total computable credit risk and our coverage ratio at the dates indicated:

	IFRS – IASB
	At December 31,			At June 30,
	2012	2011	2010	2013	2012
	(in millions of euros, except percentages)
Computable credit risk (1)	793,449	820,968	802,192	773,468	835,323
Non-performing balances by category:
Individuals	16,828	15,951	15,562	17,615	15,294
Mortgages	7,281	6,872	6,304	9,374	6,606
Consumer loans	5,961	6,254	6,487	5,680	5,985
Credit cards and others	3,586	2,825	2,771	2,561	2,703
Enterprises	18,155	14,995	11,321	20,566	18,019
Corporate Banking	991	954	1,550	1,753	886
Public sector	87	106	45	121	139

Total non performing balances	36,061	32,006	28,478	40,055	34,338
Allowances for non-performing balances	26,112	19,531	20,552	26,579	22,064
Ratios
Non-performing balances to computable credit risk	4.54%	3.90%	3.55%	5.18%	4.11%
Coverage ratio (2)	72.41%	61.02%	72.17%	66.36%	64.25%
Balances charged-off to total loans and contingent liabilities	1.27%	1.29%	1.21%	0.64%	0.65%

(1)	Computable credit risk is the sum of the face amounts of loans and leases (including non-performing assets but excluding country risk loans), guarantees and documentary credits.
(2)	Allowances for non-performing balances as a percentage of non-performing balances.

Non-performing loan (NPL) balances were €40,055 million at June 30, 2013, a €3,994 million increase as compared to €36,061 million at December 31, 2012. The Group’s NPL ratio as of June 30, 2013 was 5.18% as compared to 4.54% as of December 31, 2012.

The NPL coverage ratio as of June 30, 2013 was 66.4% as compared to 72.4% as of December 31, 2012. This ratio is calculated as allowances for non-performing balances as a percentage of non-performing balances.

The main reasons for the increases in the NPL ratio are the following:

• The still weak situation in some markets continues to push up NPLs due to the rise in bad and doubtful loans and slower growth in lending, or reductions in lending volumes in some cases.

• The increase in non-performing balances is also aggravated through the classification as non-performing of the entire outstanding principal amount and accrued interest on any loan on which any payment of principal, interest or agreed cost is 90 days or more past due. We refer to this effect as the “individual loan drag effect”. An additional impact occurs by the so-called “client drag effect”, through which Spanish banking groups classify as non-performing the aggregate risk exposure (including off-balance sheet risks) to a single obligor, whenever the amount of non-performing balances of such obligor exceeds 25% of its total outstanding risks (excluding non-accrued interest on loans to such borrower). Both drag effects have a larger impact in the case of mortgages and corporate loans due to the greater average amount of these loans.

The NPL ratios by country as of June 30, 2013 are set out below.

• The NPL ratio in Spain was 5.8%, as compared to 3.8% as of December 31, 2012. Spain’s recession is pushing up NPL entries. The coverage level was 43%, below that at the end of 2012 (50%). Spain’s run-off real estate segment registered a NPL ratio of 59.4% as of June 30, 2013, up from 54.1% as of December 31, 2012.

• In Portugal, the NPL ratio increased again as of June 30, 2013 to 7.4%, compared to 6.6% as of December 31, 2012) due to the difficult economic environment and mainly concentrated in loans to enterprises. Coverage was 52% as of June 30, 2013 compared to 53% as of December 31, 2012.

• Santander Consumer Finance’s NPL ratio was 4.0%, similar to the ratio at the end of December 2012 (3.9%) due to the good performance by units, with stable or declining ratios (except for Italy) during 2013. Coverage was 107% as of June 30, 2013 compared to 110% as of December 31, 2012.

• Poland’s Bank Zachodni WBK had a NPL ratio of 8.1%, a significant increase as compared to December 2012 (4.72%) due to the classification as doubtful of a large corporate client. Coverage ratio was 59% as of June 30, 2013 compared to 68% as of December 31, 2012.

• In the U.K., the NPL ratio was 2.01% (2.05% in December 2012). Coverage ratio was 42% as of June 30, 2013 (44% as of December 31, 2012). This positive evolution was due to the good performance of all segments particularly individual mortgages and individually managed companies. The positive trend in individual mortgages continued, while individually managed companies continued to exit NPLs, returning to a normal situation. This good performance offset the impact on the NPL ratio of the fall in lending, where there was further deleveraging in mortgages and in non-core segments of companies such as shipping and aviation (-20% and -17%, respectively in the first half).

• The NPL ratio for Latin America was 5.26% (5.42% as of December 31, 2012), while the coverage ratio decreased from 88% to 85%. The rises in the ratios in Mexico and Chile, mainly due to particular transactions, and the negative performance of consumer and SME portfolios were offset by the rest of the region. The positive evolution of the NPL ratio is due mainly to Brazil. Brazil’s NPL ratio was 6.49% (6.86%, as of December 2012) and the coverage ratio in Brazil was maintained over 90%. Puerto Rico and Argentina’s ratios also began to stabilize.

• Sovereign’s NPL ratio was 2.2% as compared to 2.3% as of December 31, 2012. This was due to the good performance of retail portfolios driven by the rise in household disposable income and the favorable evolution of individually managed companies, with falls in NPLs. The coverage was 103% (106% as of December 2012).

Allowances for non performing balances were €26,579 million as of June 30, 2013, a €467 million increase as compared to €26,112 million at December 31, 2012 due to the increase in non-performing loans in some markets.

Other Non-Accruing Balances

We do not classify our loans and contingent liabilities to borrowers in countries with transitory difficulties (category 3) and countries in serious difficulties (category 4) as impaired balances. Loans and contingent liabilities in these categories do not stop accruing interest. However, we treat category 5 (doubtful countries) country-risk outstanding as both a non-accruing and impaired balance.

	IFRS – IASB
Summary of non-accrual balances	As of December 31,			As of June 30,
	2012	2011	2010	2013	2012
	(in millions of euros)
Balances classified as non-performing balances	36,061	32,006	28,478	40,055	34,338
Non-performing balances due to country risk	6	7	8	4	6

Total non-accruing balances	36,067	32,013	28,486	40,059	34,344

The table below sets forth the movements in our refinancing assets during the first half of 2013:

Restructuring/refinancing information

(In millions of euros)	Period ended June 30, 2013
	Transactions which at the time of their restructuring/ refinancing were classified as doubtful	Transactions which at the time of their restructuring/ refinancing were classified as other than doubtful	Total
Opening balance	12,780	42,934	55,714
Of which: Performing loans	5,680	31,817	37,497
Non-performing loans	7,100	11,117	18,217
New entries during period	3,711	5,424	9,135
Reductions (*)	2,998	6,169	9,167
Closing balance	13,493	42,189	55,682
Of which: Performing loans	5,449	27,992	33,441
Non-performing loans	8,044	14,197	22,241

(*)	Includes, mainly, movements due to cash recoveries, forecloses and write offs.

Foreclosed Assets and Assets Received in Payment of Customer Debts

The table below sets forth the movements in our foreclosed assets and assets acquired in payment of customer debts for the periods shown.

	IFRS – IASB
	Total Year	Quarterly movements				Total Year	Six Months Ended
	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012	Sep. 30, 2012	Dec. 31, 2012	Dec. 31, 2012	June 30, 2012	June 30, 2013
	(in millions of euros, except percentages)
Opening balance	8,376	9,624	9,316	9,115	8,998	9,624	9,624	8,611
Foreclosures	2,699	672	695	675	561	2,603	1,367	1,157
Sales	(1,591)	(649)	(989)	(655)	(955)	(3,248)	(1,638)	(620)
Other movements	140	(331)	93	(137)	7	(368)	(238)	(46)

Gross foreclosed assets and assets acquired in payment of customer debts	9,624	9,316	9,115	8,998	8,611	8,611	9,115	9,102
Of which: in Spain	8,552	8,603	8,400	8,286	7,838	7,838	8,400	8,376
Allowances established	4,512	4,368	4,388	4,315	4,416	4,416	4,388	4,655
Of which: in Spain	4,278	4,158	4,180	4,189	4,164	4,164	4,180	4,418
Closing balance (net) (*)	5,112	4,948	4,727	4,683	4,195	4,195	4,727	4,447

Of which: in Spain	4,274	4,445	4,220	4,097	3,674	3,674	4,220	3,958
Allowance as a percentage of foreclosed assets and assets acquired in payment of customer debts	46.8%	46.9%	48.1%	48.0%	51.3%	51.3%	48.1%	51.1%
Of which: in Spain	50.0%	48.3%	49.8%	50.6%	53.1%	53.1%	49.8%	52.7%

(*)	The gross balance of foreclosed assets as of June 30, 2013 amounted to €9,101 million. Of this amount, €5,857 million were assets acquired through foreclosure and €3,244 million were assets acquired in payment of customer debts.

Property financing provided for construction and property development

The table below shows the reduction of the portfolio relating to this sector, defined in accordance with the Bank of Spain’s purpose-based classification guidelines during the first half of 2013:

(in millions of euros)
Opening balance at January 1, 2013	15,867
Foreclosures assets	(472)
Sales of portfolios	—
Cash recoveries	(400)
Third party subrogations	(539)
Write offs and forgiveness of debts	(313)
Changes in scope of consolidation	(85)
Closing balance (net) at June 30, 2013 (1)	14,058

(1)	Includes sales of portfolios, cash recoveries and third parties subrogations.

Exposure to sovereign counterparties by credit rating

As a general rule, we consider sovereign risk as a risk assumed in transactions with the central bank, the issuer risk of the Treasury or Republic and the risk arising from transactions with public entities (public entities whose funds are obtained from fiscal income, which are legally recognized as entities included in the government sector, and whose activities are of a non-commercial nature).

The detail at June 30, 2013 and December 31, 2012, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, prepared in accordance with the methodology used by the European Banking Authority (EBA) in its analyses of the capital needs of European credit institutions, is as follows:

Exposure to sovereign risk by peripheral country (*)	As of June 30, 2013
	Debt instruments			Loans and advances to customers (**)	Total
	Financial assets held for trading and Other financial assets at fair value through profit or loss		Available-for- sale financial assets
	Borrowings	Short positions
Spain	8,557	(3,781)	39,743	17,634	62,153
Portugal	149	—	2,089	767	3,005
Italy	1,853	—	82	—	1,935
Greece	—	—	—	—	—
Ireland	—	—	—	—	—

(*)	Information prepared under EBA standards. Therefore, the sovereign risk of the Group’s insurance companies (€5,306 million) is not included.
(**)	Presented without taking into account the valuation adjustments recognized (€34 million).

Exposure to sovereign risk by peripheral country (*)	As of December 31, 2012
	Debt instruments			Loans and advances to customers (**)	Total
	Financial assets held for trading and Other financial assets at fair value through profit or loss		Available-for- sale financial assets
	Borrowings	Short positions
Spain	6,580	(2,070)	25,005	16,844	46,359
Portugal	94	—	1,460	644	2,198
Italy	353	—	82	40	475
Greece	—	—	—	—	—
Ireland	—	—	—	—	—

(*)	Information prepared under EBA standards. Therefore, the sovereign risk of the Group’s insurance companies (€4,276 million) is not included.
(**)	Presented without taking into account the valuation adjustments recognized (€20 million).

Item 3

Operating and Financial Review and Prospects

A. Operating results

We have based the following discussion on our interim consolidated financial statements for the six months ended June 30, 2013. You should read this discussion along with these financial statements, and this discussion is qualified in its entirety by reference to them.

General

We are a financial group whose main business focus is retail banking, complemented by global wholesale banking, asset management and insurance businesses.

Our main source of income is the interest that we earn from our lending activities, by borrowing funds from customers and money markets at certain rates and lending them to other customers at different rates. We also derive income from the interest and dividends that we receive from our investments in fixed/variable income and equity securities and from our trading activities in such securities and derivatives. We perform it by buying and selling them to take advantage of current and/or expected differences between purchase and sale prices.

Another source of income are the commissions that we earn from the different banking and other financial services that we provide (credit and debit cards, insurance, account management, bill discounting, guarantees and other contingent liabilities, advisory and custody services, etc.) and from our mutual and pension funds management services.

In addition, from time to time, we derive income from the capital gains we make from the sale of our holdings in Group companies.

2013 overview

Grupo Santander conducted its activity against a backdrop of economic downturn. With Europe starting to come out of recession and the US economy growing moderately, the Federal Reserve announced in June a tentative calendar, later amended, for gradually reducing liquidity injections via the purchase of bonds (between the fourth quarter of 2013 and the middle of 2014), which coincided with fresh data on the slowdown of the Chinese economy and with liquidity tensions in its interbank market.

This triggered, at the end of June, tensions in international bond, equity and currency markets. Of note was the rise in sovereign debt risk premiums in periphery European countries and outflows of funds from emerging markets with the consequent depreciation of their currencies.

In the US, the recovery of private domestic demand, well founded in an expanding housing sector, the fall in the jobless rate and the banking sector’s financing capacity are the main drivers of GDP growth (+0.6% in the second quarter over the first quarter). With stable inflation, the Fed held interest rates. Most of its members believe rates will remain at these levels until 2015. The announcement of halting liquidity injections in the event of the economy continuing on its envisaged path, however, raised long-term interest rates.

In Brazil, one-off factors spurred growth significantly in the second quarter (1.5% quarter-on-quarter; 3.3% year-on-year), though without changing the scenario for the whole year (consensus: growth of around 2%). The persistence of inflation led to further hikes in the Selic benchmark rate in the first two quarters.

Mexico’s growth slowed considerably in the second quarter (-0.7% quarter-on-quarter; +0.3% year-on-year) due to the fall in construction and the more moderate rise in consumption and exports, all of which were heightened by a change in the methodology and a revision of data. Nevertheless, the prospects of recovery for the rest of the year are maintained, backed by external (the US) and domestic (public spending, improved confidence and business climate) factors, combined with a further cut in the Banxico benchmark rate.

Chile’s growth remains high (4% year-on-year in the second quarter), despite weaker consumption and investment, and a less favorable external environment. With inflation under control and the official interest rate stable at 5% since January 2012, the central bank is beginning to orient monetary policy toward growth.

Similar trends in the rest of Latin America with domestic demand as the main engine of growth. Of note, GDP growth rates in first half 2013 were between 3% and 5% in Argentina, Uruguay and Peru.

After six consecutive quarters of negative growth, the euro zone emerged from recession in the second quarter (+0.3% quarter-on-quarter). Of note was the growth in Germany (+0.7%), France (+0.5%) and Portugal (+1.1%), and smaller declines in Spain (-0.1%) and Italy (-0.3%).

With inflation at a low, the European Central Bank cut its repo rate to 0.50% and continued to work to normalize the euro zone’s financial conditions (extension of the OMTs until the middle of 2014 and of collaterals accepted for discount). All this will help to support the activity in the second half, together with a euro/dollar exchange rate that remained at the levels of the end of 2012.

Spain progressed toward stabilization and recovery: quarter-on-quarter GDP growth improved from -0.8% in the fourth quarter of 2012 to -0.5% in the first quarter of 2013 and -0.1% in the second. The solid growth of exports, lower inflation (around 1% without taxes) and a smaller decline in domestic demand sustained these trends.

The gradual correction of the imbalances accumulated in the previous expansion cycle and the progress in structural reforms, both in Spain as well as in European governance, led to a further fall in the Spanish sovereign debt risk premium (against the 10-year German government bond) in summer 2013 to around 250-300 basis points (395 basis points at the end of 2012 and a high of 637 basis points in July 2012).

The UK economy continued to accelerate in the second quarter (+0.7% quarter-on-quarter). Enhanced confidence, renewed demand for housing and the good evolution of exports were the drivers, and led to upward revisions in the growth prospects for 2013 and 2014. In addition, an improvement in financial conditions and the Bank of England’s new strategy of conditioning interest rates on the unemployment rate (assuming price and financial stability) should help to reinforce the recovery trends with sterling somewhat stronger.

In Poland, activity was stronger in the second quarter (+0.8% year-on-year) after the low reached in the first quarter (+0.5%). This change of trend was due to the sharp fall in official interest rates (from 4.75% in November 2012 to 2.50% in July 2013) in an environment of contained inflation, which aided the recovery in the manufacturing sector and fuelled domestic demand, strong exports and a weaker zloty.

Results of operations for Grupo Santander

Summary

The profit attributed to the Parent bank for the first half of 2013 was €2,255 million, a 29% or €506 million increase from €1,749 million for the same period in 2012. This was mainly due to lower provisions for real estate loans although it is still affected by a low growth environment, low interest rates and the impact of the Group’s preference for liquidity and capital in the last few quarters. The Group’s earnings per share were €0.21 for the first half of 2013, down from €0.32 for the same period in 2012.

Interest income / (charges)

Interest income / (charges) were €13,373 million for the first half of 2013, a 13% or €2,012 million decrease from €15,385 million for the same period in 2012. This was almost entirely due to three effects: the depreciation of some currencies, the impact of the Group’s policy to strengthen liquidity since the middle of 2012, and a 27 basis point reduction in spreads from the decline in interest rates and the change of mix toward lower-risk products. These factors could not be offset by the moderate rise in business volumes and management of spreads.

Average total earning assets were €1,159,532 million for the first half of 2013, a 3% or €33,472 million decrease from €1,193,004 million for the same period in 2012. This decline was due to: (i) a decrease of €21,372 million in the average balance of our domestic total earning assets mainly due to: (a) a decrease of €18,230 million in the average balances of our loans and credits, (b) a decrease of €10,103 million in the average balances of cash and due from central banks, and (c) an increase of €8,057 million in our average balances of due from credit entities, and (ii) a decrease of €12,100 million in the average balances of our international total earning assets mainly due to: (a) a decrease of €24,065 million in the average balance of our loans and credits, mainly due to the impact of exchange rates and (b) an increase of €11,976 million average balances of our amounts due from credit entities.

The Group’s gross lending amounted to €726,007 million at June 30, 2013, 8% lower than at June 30, 2012 (-2% eliminating the exchange rate effect and repos).

In Continental Europe, Spain’s and Portugal’s net lending continued to be affected by low demand because of recession in both countries (-4% and -7% year on year, respectively), while the balance of Spain’s run-off real estate was 30% lower. Santander Consumer Finance’s balances declined marginally (-1%) and Poland’s rose 2% at constant perimeter (deducting the merger in early 2013 of Bank Zachodni WBK and Kredyt Bank).

• Gross lending in Spain stood at €175,985 million, 7% lower year-on-year, as follows:

• Lending to individuals amounted to €63,948 million, of which €51,665 million were home mortgages (-3% as compared to June 30, 2012). The portfolio was concentrated in financing first homes, with a strong concentration in the lowest tranches of loan-to-value (87% with an LTV of less than 80%).

• Loans directly to SMEs and companies without real estate purpose amounted to €94,403 million and accounted for the largest share of lending (54% of the total).

• Lastly, loans to the public sector stood at €17,634 million, (2% less than at June 2012). Moreover, in 2012 indirect lending to companies was provided via payment to suppliers (€4,160 million) pursuant to a government program to pay suppliers’ pending invoices.

• In Portugal, lending dropped 7% across all segments. In addition, balances in construction and real estate, which represent only 2.6% of lending in Portugal, declined 25%.

• Santander Consumer Finance’s balances fell a 1%, with a varied performance by countries. Germany, which account for 52% of the area’s credit, remained unchanged; the Nordic countries experienced an increase (15% in local currency); while the periphery countries, more affected by the economic situation and deleveraging, declined.

New loans in the first half of 2013 fell 3% year-on-year. Credit for used vehicles was higher (+1%) and for durable goods (+4%), and that for new vehicles declined 1%, though this was better than the sector (new car sales in those markets where the Group offers new car loans declined 9%). New lending in the second quarter of 2013 was 10% higher than in the first and reached the highest volume in the last four quarters.

• In Poland, lending rose 74%, benefiting from the consolidation of Kredyt Bank. Isolating the impact of the merger, lending rose 2%.

• Net customer lending included in the unit of Spain’s run-off real estate activity amounted to €6,507 million, €337 million less than in the first quarter of 2013 and less than half that in June 2012 (€14,070 million).

In the United Kingdom, the balance of customer loans was 13% lower. In local criteria, the balance of home mortgages dropped 7% because of the strategy of improving the risk profile (which meant discontinuing some products) and the fall in loans to the real estate sector. Loans to SMEs, on the other hand, where we continued to gain market share, increased 12% year-on-year, also in local currency.

Customer loans in Latin America decreased 1% (Brazil -6% , Mexico +10%, Chile +4%, Argentina +5%, Uruguay +20% and Peru +11%).

Lastly, lending in the US declined 8%, as a result of the fall in the run-off portfolios and the sale of new mortgage loans as part of the strategy followed in recent months.

Income from equity instruments

Income from equity instruments was €204 million for the first half of 2013, a 26% or €73 million decrease from €277 million for the same period in 2012. This decrease was mainly related to our stake in Telefónica, which has suspended dividend payments during the first six month of 2013.

Income from companies accounted for by the equity method

Income from companies accounted for by the equity method was €268 million for the first half of 2013 a 5% or €12 million increase as compared to €256 million for the first half of 2012. This increase was mainly due to the results obtained from our stake in SCUSA.

Net fees and commissions

Net fees and commissions were €5,048 million for the first half of 2013, a 2% decrease as compared to €5,168 million for the same period in 2012.

Net fees and commissions for the first half of 2013 and 2012 were as follows:

	Six Months Ended June 30,		Amount	%
	2013	2012	Change	Change
	(in millions of euros, except percentages)
Commissions for services	2,948	3,013	(65)	(2%)
Credit and debit cards	815	704	111	16%
Account management	606	582	24	4%
Bill discounting	168	164	4	2%
Guarantees and other contingent liabilities	206	200	6	3%
Other operations	1,153	1,363	(210)	(15%)
Mutual and pension funds	559	590	(31)	(5%)
Securities services	351	354	(3)	(1%)
Insurance	1,190	1,211	(21)	(2%)

Total net fees and commissions	5,048	5,168	(120)	(2%)

Commissions declined 2% mainly due to other operations due to a fall in fees for discounted debt position management. However, commissions rose 2% excluding exchange rates and the perimeter effects of the consolidation at the beginning of the year of Kredyt Bank and the disposal of the subsidiary in Colombia in the second quarter of 2012. This was due to the better performance of revenue from pension funds (+8%), cards (+16%), and advising and management of transactions (+31%). Fee income from securities, custody, and insurance remained virtually unchanged. That from mutual and pension funds declined 5%.

Average balances of mutual funds under management in Spain decreased 5% from €24.0 billion in the first half of 2012 to €22.7 billion in the same period of 2013, as a result of customer preference for time deposits and continued deterioration in market conditions. Average balances of mutual funds abroad decreased by 14% from €79.8 billion in the first half of 2012 to €69.0 billion in the same period of 2013. This decrease was mainly due to decreased activity in Brazil and in the United Kingdom.

Average balances of pension funds in Spain increased by 6% from €8.9 billion in the first half of 2012 to €9.4 billion in the same period of 2013. Since the sale of our pension funds businesses in Latin America, our remaining business abroad is in Portugal, which increased 2% to €785 million in the first half of 2013 as compared to €766 million for the same period of 2012.

Gains (losses) on financial assets and liabilities and exchange differences

Net gains on financial assets and liabilities and exchange differences were €1,848 million for the first half of 2013, a 25% or €365 million increase from €1,483 million for the same period in 2012. Gains (losses) on financial transactions include gains and losses arising from the following: marking to market our trading portfolio and derivative instruments, including spot market foreign exchange transactions, sales of available for sale financial assets and liquidation of our corresponding hedge or other derivative positions.

The increase in net gains on financial assets and liabilities and exchange differences were mainly due to the better performance of GBM Europe, which almost tripled its results, and active management of structural risks.

Other operating income / (expenses)

Net other operating income / (expenses) generated losses of €131 million in the first half of 2013 as compared to gains of €148 million in the same period in 2012. Under this line item we include income and expenses from insurance activity (mainly premium income and claims paid) and from non-financial services, and other commissions and charges to the Fondo de Garantía de Depósitos.

Administrative expenses

Administrative expenses were €8,827 million for the first half of 2013, a 1% or €114 million decrease from €8,941 million for the same period in 2012.

Administrative expenses for the first half of 2013 and 2012 were as follows:

	Six Months Ended June 30,
			Amount	%
	2013	2012	Change	Change
	(in millions of euros, except percentages)
Personnel expenses	5,129	5,221	(92)	(2%)
Other administrative expenses	3,698	3,720	(22)	(1%)
Information technology	477	464	13	3%
Communications	300	337	(37)	(11%)
Advertising	287	322	(35)	(11%)
Building and premises	928	872	56	6%
Office equipment	83	82	1	1%
Taxes (other than income tax)	219	196	23	12%
Other expenses	1,404	1,447	(43)	(3%)

Total administrative expenses	8,827	8,941	(114)	(1%)

The 1% decrease in administrative expenses in the first half of 2013 included a 2% decrease in personnel expenses and a 1% decrease in other administrative expenses.

The performance varied by units. In Europe, both the large retail units as well as the UK continued to reduce their costs or increase below inflation, maintaining the trend begun in 2012.

Latin America’s costs decreased by 4% mainly due to exchange rates. Of note was the drop in Brazil whose expenses declined 10% or €261 million, also due to exchange rates. In the US, costs increased 2% as a result of the investments in technology and business structure.

Depreciation and amortization

Depreciation and amortization was €1,169 million for the first half of 2013, a 13% or €133 million increase from €1,036 million for the same period in 2012.

Provisions (net)

Net provisions were €1,178 million for the first half of 2013, a €318 million increase from €860 million for the same period in 2012.

Impairment losses (net)

Impairment losses (net) were €6,219 million for the first half of 2013, a 32% or €2,920 million decrease from €9,139 million for the same period in 2012.

Impairment losses are divided in the income statement as follows:

	First half 2013	First half 2012	Variation	%
	(millions of euros)
Impairment losses on financial assets:	6,013	9,016	(3,003)	(33%)
Loans and receivables	5,980	8,948	(2,968)	(33%)
Other financial assets not measured at fair value through profit and loss	33	68	(35)	(51%)
Impairment losses on other assets:	206	123	83	67%
Goodwill and other intangible assets	1	(1)	2	200%
Other assets	205	124	81	65%

Total impairment losses (net)	6,219	9,139	(2,920)	(32%)

The €2,968 million decrease in net impairment losses on loans and receivables for the six-months period ended June 30, 2013 compared to the six months ended June 30, 2012 reflected: (i) a €3,064 million decrease in provisions, (ii) a €98 million decrease in recoveries of loans previously charged-off and (iii) a €2 million decrease in impairment losses of other assets. This evolution in net impairment losses on loans and receivables was due to lower provisions in the Group’s main units (Spain, Portugal, Santander Consumer Finance, the UK, the US and Brazil).

Our total allowances for credit losses (excluding country-risk) increased by €468 million to €26,579 million at June 30, 2013, from €26,111 million as of December 31, 2012.

Non-performing balances (excluding country-risk) increased by €3,994 million to €40,055 million as of June 30, 2013, compared to €36,061 million as of December 31, 2012. Our coverage ratio was 66% as of June 30, 2013, and 72% as of December 31, 2012. See Item 4 of Part I, “Information on the Company—B. Business Overview—Selected Statistical Information—Impaired Balances Ratios” in our 6-K that recasts the 2012 Form 20-F.

The still weak economic growth in some countries is continuing to produce rises in NPLs, linked to both the increase in the Group’s bad and doubtful loans as well as to the fall in lending. This rise was partially offset by active management of the portfolio.

The Group’s NPL ratio was 5.18% and the coverage ratio stood at 66%, compared to 4.11% and 64%, respectively, as of June 30, 2012. It should be borne in mind that the NPL ratio, particularly in the UK but also in Spain, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in Spain and the UK is 57.3% and 52.1%, respectively.

Gains (losses) on disposal of assets not classified as non-current assets held for sale

Net gains on disposal of assets not classified as non-current assets held for sale were €708 million for the first half of 2013, a €55 million increase from €653 million for the same period in 2012. Gains in the first half of 2013 were mainly: (i) €385 million (€270 million net of taxes) related to the agreement reached between Banco Santander and Aegon in the bancassurance business in Spain and (ii) €122 million (€85 million net of taxes) due to the agreement with Elavon Financial Services Limited to jointly develop the payment services business in Spain.

Gains (losses) on non-current assets held for sale not classified as discontinued operations

Net losses on disposal of non-current assets held for sale not classified as discontinued operations were €213 million for the first half of 2013, a €180 million or 46% decrease as compared to €393 million for the same period in 2012. This decrease was mainly due to a decline in the sale of foreclosed assets.

Income tax

The provision for corporate income tax was €891 million for the first half of 2013, a €348 million increase from €543 million for the same period in 2012. The effective tax rate was 24% for the first half of 2013 and 20% for the first half of 2012. The increase in the effective tax rate in June 2013 compared to June 2012 is primarily due to the fact that there is no significant variation in the net adjustments to profit before tax that applied in June 2013 as compared to June 2012.

Profit from discontinued operations (net)

Loss from discontinued operations was €14 million for the first half of 2013 as compared to profits of €28 million for the same period in 2012. This loss was due to the sale of assets in Santander UK’s card business on May 10, 2013.

Profit attributed to non-controlling interests

Profit attributed to non-controlling interests was €552 million for the first half of 2013, an €111 million increase from €441 million for the same period in 2012.

Results of Operations by Business Areas

Grupo Santander maintains the general criteria used in our 2012 Form 20-F, with the following exceptions that were already applied in the 6-K that recasted our 2012 Form 20-F:

1) In the Group’s financial statements

• The change in International Accounting Standards 19 (IAS 19) requires that for periods beginning on or after January 1, 2013 actuarial gains and losses are immediately recognized against shareholders’ equity, without the possibility for deferred recognition through the income statement, as it was done in the 2012 20-F and prior periods.

• As a result of the envisaged disposal of the Santander UK card business that was formerly owned by GE, its results have been eliminated from the various lines of the income statement and recorded, net, in profit from discontinued operations.

2) In businesses

• Spain was incorporated as a principal or geographic segment, including the branch networks of Santander, Banesto and Banif (merged in 2013), Global Wholesale Banking, Asset Management and Insurance and the Spain ALCO portfolio.

• In order to align its funding with the rest of units, the liquidity cost was changed from applying rates to loans and deposits operations to applying the cost of Banco Santander senior debt to the difference between loans and deposits.

• Spain’s run-off real estate was segregated into a unit within Continental Europe. This unit includes: loans from customers whose activity is mainly real estate development, which have a specially allocated management department in the Group; equity stakes in real estate companies and foreclosed assets.

3) Other adjustments

• The annual adjustment was made to the Global Customer Relationship Model and resulted in a net increase of 60 new clients.

• The wholesale businesses in Poland and Banesto, previously in retail banking, were incorporated to Global Wholesale Banking.

• Corporate Activities was redefined due to funding allocation and transfer of real estate assets and their costs (already mentioned), as well as other reallocations of costs among units.

The financial statements of each operating segment are prepared by aggregating the figures for the Group’s various business units. The basic information used for segment reporting comprises the accounting data of the legal units composing each segment and the data available from the management information systems. All segment financial statements have been prepared on a basis consistent with the accounting policies used by the Group.

For a description of our business areas, see “Item 4. Information on the Company—B. Business Overview” in the 6-K that recast our 2012 Form 20-F.

Our results of operations by business areas can be summarized as follows:

First level (geographic):

Continental Europe

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	4,071	4,496	(425)	(9%)
Income from equity instruments	154	213	(59)	(28%)
Income from companies accounted for by the equity method	(25)	(14)	(11)	79%
Net fees and commissions	1,830	1,873	(43)	(2%)
Gains/losses on financial assets and liabilities (net) *	395	241	154	64%
Other operating income/(expenses) (net)	(39)	5	(44)	(880%)
TOTAL INCOME	6,386	6,814	(428)	(6%)
Administrative expenses	(2,937)	(2,896)	(41)	1%
Personnel expenses	(1,784)	(1,751)	(33)	2%
Other general expenses	(1,153)	(1,145)	(8)	1%
Depreciation and amortization	(369)	(324)	(45)	14%
Provisions (net)	(94)	(247)	153	(62%)
Impairment losses on financial assets (net)	(1,990)	(4,690)	2,700	(58%)
Impairment losses on other assets (net)	(22)	(14)	(8)	57%
Gains/(losses) on other assets (net)	(174)	(444)	270	(61%)
OPERATING PROFIT/(LOSS) BEFORE TAX	800	(1,801)	2,601	n/a
Income tax	(171)	618	(789)	(128%)
PROFIT FROM CONTINUING OPERATIONS	629	(1,183)	1,812	n/a
Profit/(loss) from discontinued operations (net)	—	(3)	3	(100%)
CONSOLIDATED PROFIT FOR THE YEAR	629	(1,186)	1,815	n/a
Profit attributable to non-controlling interest	72	27	45	167%
Profit attributable to the Parent	557	(1,213)	1,770	n/a

*	Includes exchange differences (net)

In the first half of 2013, Continental Europe contributed 17% of the profit attributed to the Group’s operating areas. This result includes a positive impact from the consolidation of Kredyt Bank in Poland and a negative one from the reinsurance operation in Spain and Portugal. This latter operation meant the transfer of the life insurance policy portfolio at June 30, 2012 resulting in a negative impact in the first half of 2013. This represented a net positive impact of 1 percentage point on revenues and a negative impact of 6 percentage points on attributable profit.

In a still weak environment and with low interest rates, our strategy continued to be defending spreads on loans and deposits (those on new ones are improving), control of expenses and active risk management.

Interest income / (charges) were €4,071 million for the first half of 2013, a 9% or €425 million decrease from €4,496 million for the same period in 2012. Net fees and commissions were €1,830 million for the first half of 2013, a 2% or €43 million decrease from €1,873 million for the same period in 2012. The decreases in net interest income and net fees and commissions still reflect the weakness of economies, mainly Spain, and low interest rates.

Gains / (losses) on financial assets and liabilities were €395 million for the first half of 2013, a 64% or €154 million increase from €241 million for the same period in 2012.

Administrative expenses were €2,937 million for the first half of 2013, a 1% or €41 million increase from €2,896 million for the same period in 2012. Depreciation and amortization was €369 million for the first half of 2013, a 14% or €45 million increase from €324 million for the same period of 2012. These increases were basically due to the impact of the perimeter in Poland, as on a like-for-like basis operating expenses (administrative expenses plus depreciation and amortization) were flat (-0.2%).

Impairment losses on financial assets were €1,990 million for the first half of 2013, a €2,700 million or 58% decrease from €4,690 million in the same period of 2012 heavily affected by the impairment losses accounted for in 2012 in Spain’s real estate portfolio in run-off. As of June 30, 2013, the NPL ratio increased 2.1 percentage points to 7.8% from 5.7% a year earlier, while the coverage ratio was 63% (59% in June 2012). The NPL ratio increase was mainly driven by the weak economic situation in Spain and Portugal.

Profit attributable to the Parent was €557 million for the first half of 2013, a €1,770 million increase from a €1,213 million loss for the same period in 2012 mainly driven by the previously mentioned drop in impairment losses on financial assets.

United Kingdom

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,612	1,722	(110)	(6%)
Income from equity instruments	—	—	—	n/a
Income from companies accounted for by the equity method	1	—	1	n/a
Net fees and commissions	506	572	(66)	(12%)
Gains/losses on financial assets and liabilities (net) *	247	237	10	4%
Other operating income/(expenses) (net)	11	15	(4)	(27%)
TOTAL INCOME	2,377	2,546	(169)	(7%)
Administrative expenses	(1,131)	(1,168)	37	(3%)
Personnel expenses	(707)	(739)	32	(4%)
Other general expenses	(424)	(429)	5	(1%)
Depreciation and amortization	(194)	(182)	(12)	7%
Provisions (net)	(145)	(109)	(36)	33%
Impairment losses on financial assets (net)	(281)	(419)	138	(33%)
Impairment losses on other assets (net)	—	—	—	n/a
Gains/(losses) on other assets (net)	—	6	(6)	(100%)
OPERATING PROFIT/(LOSS) BEFORE TAX	626	674	(48)	(7%)
Income tax	(125)	(169)	44	(26%)
PROFIT FROM CONTINUING OPERATIONS	501	505	(4)	(1%)
Profit/(loss) from discontinued operations (net)	(14)	32	(46)	n/a
CONSOLIDATED PROFIT FOR THE YEAR	487	537	(50)	(9%)
Profit attributable to non-controlling interest	—	—	—	n/a
Profit attributable to the Parent	487	537	(50)	(9%)

*	Includes exchange differences (net)

In the first half of 2013, United Kingdom contributed 15% of the profit attributed to the Group’s total operating areas. Results were obtained in an economic environment that remains challenging, with both domestic and international headwinds.

Interest income / (charges) were €1,612 million for the first half of 2013, a 6% or €110 million decrease from €1,722 million for the first half of 2012, due to a higher funding costs (both customer deposits as well as wholesale funding) and the impact of sustained low interest rates. These impacts were partly offset by higher income from SMEs and corporate clients where business volumes increased. Mortgage spreads also improved due to higher rates on new loans.

Net fees and commissions were €506 million for the first half of 2013, a 12% or €66 million decrease from €572 million for the first half of 2012 largely due to lower revenues from wholesale banking and insurance.

Gains on financial assets and liabilities were €247 million for the first half of 2013, a 4% increase from €237 million for the first half of 2012.

Administrative expenses were €1,131 million for the first half of 2013, a 3% or €37 million decrease as compared to €1,168 million for the same period in 2012. Depreciation and amortization increased by €12 million to €194 million in the first half of 2013 from €182 million in the same period in 2012. As a result operating expenses (administrative expenses plus depreciation and amortization) decreased 2%. However, in local currency, operating expenses grew 2% mainly due to inflation and investments in retail and corporate banking. Investment programs continued to support the business transformation and provide the underpinning for future efficiency improvements.

Impairment losses on financial assets were €281 million for the first half of 2013, a 33% or €138 million decrease from €419 million for the same period in 2012, with improving credit quality across the product range. The NPL ratio was 2.0% in June 2013 as compared to 1.8% for the same period in 2012. It should be borne in mind that the NPL ratio, particularly in the UK, is affected by the weight of mortgage balances that require lower provisions, as they have collateral not reflected here. The average LTV of residential mortgage balances in the UK is 52%. The coverage ratio was 42% in June 2013 as compared to 38% in June 2012.

Profit attributable to the Parent was €487 million for the first half of 2013, a €50 million decrease from €537 million for the same period in 2012. This result was impacted by the higher cost of funding and the low interest rates on spreads, lower fees and commissions partially offset by the drop in impairment losses on financial assets.

Latin America

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	8,053	9,204	(1,151)	(13%)
Income from equity instruments	31	30	1	3%
Income from companies accounted for by the equity method	100	94	6	6%
Net fees and commissions	2,553	2,546	7	0%
Gains/losses on financial assets and liabilities (net) *	549	545	4	1%
Other operating income/(expenses) (net)	(126)	(189)	63	(33%)
TOTAL INCOME	11,160	12,230	(1,070)	(9%)
Administrative expenses	(3,945)	(4,091)	146	(4%)
Personnel expenses	(2,215)	(2,326)	111	(5%)
Other general expenses	(1,730)	(1,765)	35	(2%)
Depreciation and amortization	(469)	(415)	(54)	13%
Provisions (net)	(484)	(550)	66	(12%)
Impairment losses on financial assets (net)	(3,559)	(3,767)	208	(6%)
Impairment losses on other assets (net)	(20)	1	(21)	n/a
Gains/(losses) on other assets (net)	294	46	248	539%
OPERATING PROFIT/(LOSS) BEFORE TAX	2,977	3,454	(477)	(14%)
Income tax	(632)	(787)	155	(20%)
PROFIT FROM CONTINUING OPERATIONS	2,345	2,667	(322)	(12%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a
CONSOLIDATED PROFIT FOR THE YEAR	2,345	2,667	(322)	(12%)
Profit attributable to non-controlling interest	489	448	41	9%
Profit attributable to the Parent	1,856	2,219	(363)	(16%)

*	Includes exchange differences (net)

In the first half of 2013, Latin America contributed 56% of the profit attributed to Group’s total operating areas.

The evolution of results in euros is affected by average exchange rates. The currencies depreciated 10.2% against the euro (regional average) in the first half of 2013.

Interest income / (charges) were €8,053 million for the first half of 2013, a 13% (6% deducting the exchange rate effect) or €1,151 million decrease from €9,204 million for the same period in 2012. This performance was affected by the impact of low inflation on some portfolios, the pressure of spreads in a context of lower interest rates and change in the mix toward lower cost of credit products, but also with lower spreads. These effects were partly offset by the rise in volumes and management of spreads.

Net fees and commissions were €2,553 million for the first half of 2013 and remained virtually unchanged as compared to €2,546 million for the same period in 2012.

Administrative expenses were €3,945 million for the first half of 2013, a 4% or €146 million decrease from €4,091 million for the same period in 2012. Depreciation and amortization increased by €54 million to €469 million in the first half of 2013 from €415 million in the same period in 2012. However, in local currency, costs were 5% higher in the first half of 2013 as compared to the same period in 2012 due to investment in networks and commercial projects (some traditional and others focused on priority customers), inflationary pressures on salary agreements and third party services and higher depreciation.

Provisions decreased by €66 million to €484 million in the first half of 2013 from €550 million in the same period in 2012.

Impairment losses on financial assets were €3,559 million for the first half of 2013, a 6% or €208 million decrease from €3,767 million for the same period in 2012. However, in local currency impairment losses on financial assets increased 2.8% due to some deterioration in NPLs, higher volumes and the release of provisions in the first half of 2012. The NPL ratio was 5.3% at June 30, 2013 (5.1% a year earlier) while NPL coverage was 85% (90% on June 30, 2012).

Gains / (losses) on other assets were €294 million for the first half of 2013, €248 million increase from €46 million for the same period in 2012. This increase was mainly due to the sale of a stake in a Brazilian Group company.

Even though consolidated profits for the year decreased €322 million to €2,345 in the first half of 2013 profits attributable to non-controlling interests increased €41 million to €489 million. This increase was due to higher minority interest in Mexico after the placement of shares of Santander Mexico on the secondary market in September 2012.

Profit attributable to the Parent was €1,856 million for the first half of 2013, a 16% or €363 million decrease from €2,219 million for the same period in 2012. This decrease was largely due to lower interest income partially offset by lower impairment losses on financial assets and by gains on other assets.

United States

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	727	857	(130)	(15%)
Income from equity instruments	11	9	2	22%
Income from companies accounted for by the equity method	195	178	17	10%
Net fees and commissions	192	193	(1)	(1%)
Gains/losses on financial assets and liabilities (net) *	66	136	(70)	(51%)
Other operating income/(expenses) (net)	(34)	(32)	(2)	6%
TOTAL INCOME	1,157	1,341	(184)	(14%)
Administrative expenses	(521)	(509)	(12)	2%
Personnel expenses	(298)	(279)	(19)	7%
Other general expenses	(223)	(230)	7	(3%)
Depreciation and amortization	(75)	(66)	(9)	14%
Provisions (net)	(9)	(39)	30	(77%)
Impairment losses on financial assets (net)	(32)	(150)	118	(79%)
Impairment losses on other assets (net)	(8)	(11)	3	(27%)
Gains/(losses) on other assets (net)	—	3	(3)	(100%)
OPERATING PROFIT/(LOSS) BEFORE TAX	512	569	(57)	(10%)
Income tax	(89)	(116)	27	(23%)
PROFIT FROM CONTINUING OPERATIONS	423	453	(30)	(7%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a
CONSOLIDATED PROFIT FOR THE YEAR	423	453	(30)	(7%)
Profit attributable to non-controlling interest	—	—	—	n/a
Profit attributable to the Parent	423	453	(30)	(7%)

*	Includes exchange differences (net)

In the first half of 2013, the United States contributed 13% of the profit attributed to Group’s total operating areas.

Grupo Santander conducted its business in the United States in an environment of moderate growth with a better though still historically high unemployment rate. As a result, the Fed held its interest rates and implemented other unconventional stimulus methods.

Interest income/(charges) were €727 million for the first half of 2013, a 15% or €130 million decrease from €857 million for the same period in 2012 due to the impact of lower long-term interest rates and disposal of non-core portfolios.

Income from companies accounted for using the equity method was €195 million for the first half of 2013, a 10% or €17 million increase from €178 million for the same period in 2012. We include in this line item the results obtained from our stake in SCUSA. The higher contribution of SCUSA was due to higher volumes and costs and provisions in line with greater activity.

Net fees and commissions were virtually unchanged at €192 million for the first half of 2013, a €1 million decrease from €193 million for the same period in 2012.

Administrative expenses were €521 million for the first half of 2013, a 2% or €12 million increase from €509 million for the same period in 2012. Depreciation and amortization increased by €9 million to €75 million in the first half of 2013 up from €66 million in the same period in 2012. Expenses increased due to the investments made to take advantage of the opportunities derived from the new status as a national bank.

Impairment losses on financial assets were €32 million for the first half of 2013, a 79% or €118 million decrease from €150 million for the same period in 2012. This variation reflects the further improvement in credit quality in recent years. As of June 30, 2013, the NPL ratio was 2.2% (2.3% in June 2012) and the coverage ratio was 103% (113% in June 2012).

Profit attributable to the Parent was €423 million for the first half of 2013, a €30 million decrease from €453 million for the same period in 2012. This was largely due to revenues that continued to be affected by market conditions and costs that reflected the investments made to develop the franchise. Both effects were partially offset by lower provisions.

Corporate Activities

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	(1,089)	(894)	(195)	22%
Income from equity instruments	8	24	(16)	(67%)
Income from companies accounted for by the equity method	(3)	(2)	(1)	50%
Net fees and commissions	(33)	(16)	(17)	106%
Gains/losses on financial assets and liabilities (net) *	590	325	265	82%
Other operating income/(expenses) (net)	57	53	4	8%
TOTAL INCOME	(470)	(510)	40	(8%)
Administrative expenses	(294)	(278)	(16)	6%
Personnel expenses	(125)	(125)	—	—
Other general expenses	(169)	(153)	(16)	10%
Depreciation and amortization	(62)	(49)	(13)	27%
Provisions (net)	(447)	78	(525)	(673%)
Impairment losses on financial assets (net)	(152)	10	(162)	(1,620%)
Impairment losses on other assets (net)	(157)	(100)	(57)	57%
Gains/(losses) on other assets (net)	379	658	(279)	(42%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(1,203)	(191)	(1,012)	530%
Income tax	126	(90)	216	(240%)
PROFIT FROM CONTINUING OPERATIONS	(1,077)	(281)	(796)	283%
Profit/(loss) from discontinued operations (net)	—	—	—	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(1,077)	(281)	(796)	283%
Profit attributable to non-controlling interest	(9)	(35)	26	(74%)
Profit attributable to the Parent	(1,068)	(246)	(822)	334%

*	Includes exchange differences (net)

This area covers a series of centralized activities and acts as the Group’s holding. Therefore, it manages all equity (capital and reserves of all the units) and determines the allocation of it to each of the units.

Interest income / (charges) were a loss of €1,089 million for the first half of 2013, a 22% or €195 million increase in loss as compared to a loss of €894 million for the same period in 2012. This negative figure includes the costs derived from the policies to strengthen liquidity which the Group has been implementing since the middle of 2012. These policies, combined with the current low level of market interest rates, has resulted on a temporarily deterioration of the net interest income. The increase was also caused by the cost of credit of issues in wholesale markets, which was partly absorbed by lower recourse to these markets (directly related to the lower funding needs from the gap between lending and deposits).

Gains / (losses) on financial assets and liabilities were gains of €590 million for the first half of 2013, an 82% or €265 million increase from gains of €325 million for the same period in 2012. These gains include those from centralized management of interest rate and currency risk of the Parent bank and from equities due to the active management of structural risks. Corporate Activities registered a net capital gain of €270 million due to the strategic agreement with Aegon to boost the bancassurance business in Spain in the first half of 2013.

Administrative expenses were €294 million for the first half of 2013, a €16 million increase from €278 million for the same period in 2012. Despite flat personnel expenses, administrative expenses grew due to the rise in other administrative expenses, partly related to higher indirect taxes.

Depreciation and amortization costs were €62 million for the first half of 2013, a €13 million increase from €49 million for the same period in 2012.

Provisions were €447 million for the first half of 2013, a €525 million increase from a release of €78 million for the same period in 2012 mainly related to the integration in Spain of Santander and Banesto.

Impairment losses on financial assets were €152 million for the first half of 2013 as compared to releases of €10 million for the same period in 2012 due to a further deterioration of the portfolio.

Gains / (losses) on other assets were a gains of €379 million for the first half of 2013, a €279 million decrease as compared to gains of €658 million for the same period in 2012. The results in 2012 were influenced by €884 million capital gains from the sale of Banco Santander Colombia in the first half of 2012 partially offset by losses from the sale of foreclosures (property and land).

Profit attributable to the Parent was a loss of €1,068 million for the first half of 2013, an €822 million increase in losses as compared to a loss of €246 million in the first half of 2012. The capital gains on financial assets did not compensate the increase in provisions, impairment losses on financial assets, and the decrease in gains on other assets.

Second level (business):

Retail Banking

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	13,128	14,840	(1,712)	(12%)
Income from equity instruments	48	48	—	—
Income from companies accounted for by the equity method	235	213	22	10%
Net fees and commissions	4,221	4,238	(17)	(0%)
Gains/losses on financial assets and liabilities (net) *	727	580	147	25%
Other operating income/(expenses) (net)	(286)	(310)	24	(8%)
TOTAL INCOME	18,073	19,609	(1,536)	(8%)
Administrative expenses	(7,524)	(7,630)	106	(1%)
Personnel expenses	(4,400)	(4,479)	79	(2%)
Other general expenses	(3,124)	(3,151)	27	(1%)
Depreciation and amortization	(991)	(882)	(109)	12%
Provisions (net)	(719)	(748)	29	(4%)
Impairment losses on financial assets (net)	(5,287)	(6,197)	910	(15%)
Impairment losses on other assets (net)	(31)	(12)	(19)	158%
Gains/(losses) on other assets (net)	265	28	237	846%
OPERATING PROFIT/(LOSS) BEFORE TAX	3,786	4,168	(382)	(9%)
Income tax	(722)	(879)	157	(18%)
PROFIT FROM CONTINUING OPERATIONS	3,064	3,289	(225)	(7%)
Profit/(loss) from discontinued operations (net)	(14)	28	(42)	n/a
CONSOLIDATED PROFIT FOR THE YEAR	3,050	3,317	(267)	(8%)
Profit attributable to non-controlling interest	429	352	77	22%
Profit attributable to the Parent	2,621	2,965	(344)	(12%)

*	Includes exchange differences (net)

The Group’s Retail Banking segment generated 79% of the profit attributed to Group’s total operating areas in the first half of 2013. The evolution of results in euros is affected by average exchange rates.

Interest income / (charges) was €13,128 million for the first half of 2013, a 12% or €1,712 million decrease from €14,840 million for the same period in 2012. This fall reflects the environment of lower growth, low interest rates and the Group’s strategy of giving priority to liquidity and to strengthening the balance sheet over the last 12 months.

Income from companies accounted for using the equity method was €235 million for the first half of 2013 as compared to €213 million for the first half of 2012. We include in this line item the results obtained from our stake in SCUSA. The higher contribution of SCUSA was due to higher volumes and costs and provisions in line with greater activity.

Net fees and commissions were €4,221 million for the first half of 2013, virtually flat as compared to €4,238 million for the same period in 2012.

Gains / (losses) on financial assets and liabilities were €727 million for the first half of 2013, a 25% or €147 million increase from €580 million for the same period in 2012, mainly due to trading gains.

Administrative expenses were almost flat at €7,524 million for the first half of 2013, a 1% or €106 million decrease from €7,630 million for the same period in 2012.

Depreciation and amortization costs were €991 million for the first half of 2013, a €109 million increase from €882 million for the same period in 2012.

Impairment losses on financial assets (net) were €5,287 million for the first half of 2013, a 15% or €910 million decrease from €6,197 million for the same period in 2012. This decrease was mainly driven by Brazil and Spain, whose impairment losses are normalizing after the heavy provisions registered in 2012.

Profit attributable to the Parent was €2,621 million for the first half of 2013, a 12% or €344 million decrease from €2,965 million for the same period in 2012. The decrease in net interest income was partially offset by lower impairment losses on financial assets.

By geographic areas, the performance on June 2013 as compared to June 2012 was as follows:

• Retail banking in Continental Europe registered an 11% decrease in attributable profit because of lesser net interest income and higher expenses, which were partially offset by fewer provisions.

• Attributable profit in retail banking in the UK increased a 12%, due to lower provisions and costs which mitigated the decrease in net interest income.

• Latin America’s attributable profit decreased a 17% due to a drop in net interest income partially compensated by higher gains on other assets, lesser provisions and lower costs.

• Attributable profit in retail banking in the US dropped 11% because of lower net interest income which was partially offset by a decrease in provisions.

Global Private Banking includes institutions that specialize in financial advice and asset management for high-income clients in Spain, Latin America and Italy, and the units of domestic private banking in the core countries where the Group operates, jointly managed with local retail banks.

Despite the unstable environment in the eurozone, particularly in Spain, Italy and Portugal, assets under management continued to rise. Of note was the growth in Latin American units, as a result of efficient commercial management. Attributable profit for the first half of 2013 was €94 million an 11% decrease as compared to €106 million for the same period in 2012.

Global Wholesale Banking

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	1,245	1,344	(99)	(7%)
Income from equity instruments	148	205	(57)	(28%)
Income from companies accounted for by the equity method	—	—	—	n/a
Net fees and commissions	670	712	(42)	(6%)
Gains/losses on financial assets and liabilities (net) *	526	564	(38)	(7%)
Other operating income/(expenses) (net)	10	(9)	19	n/a
TOTAL INCOME	2,599	2,816	(217)	(8%)
Administrative expenses	(787)	(805)	18	(2%)
Personnel expenses	(502)	(514)	12	(2%)
Other general expenses	(285)	(291)	6	(2%)
Depreciation and amortization	(93)	(83)	(10)	12%
Provisions (net)	(11)	(34)	23	(68%)
Impairment losses on financial assets (net)	(317)	(183)	(134)	73%
Impairment losses on other assets (net)	(19)	(12)	(7)	58%
Gains/(losses) on other assets (net)	—	(3)	3	(100%)
OPERATING PROFIT/(LOSS) BEFORE TAX	1,372	1,696	(324)	(19%)
Income tax	(385)	(483)	98	(20%)
PROFIT FROM CONTINUING OPERATIONS	987	1,213	(226)	(19%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a
CONSOLIDATED PROFIT FOR THE YEAR	987	1,213	(226)	(19%)
Profit attributable to non-controlling interest	122	111	11	10%
Profit attributable to the Parent	865	1,102	(237)	(22%)

*	Includes exchange differences (net)

The Global Wholesale Banking segment generated 26% of the operating areas’ total profit attributable to the Group in the first half of 2013. In 2013, Santander Global Banking & Markets continued to strengthen the pillars of its business model, focused on the corporate client, the global reach of the division and its interconnection with local units, together with active management of risk, capital and liquidity which has made it adapt its range of products to the market’s new conditions.

Interest income / (charges) were €1,245 million for the first half of 2013, a 7% or €99 million decrease from €1,344 million for the same period in 2012. This decrease was mainly focused in Brazil due to exchange rates and in Mexico due to a decline in reverse repos relating to a drop in interest rates.

Net fees and commissions were €670 million for the first half of 2013, a 6% or €42 million decrease from €712 million for the same period in 2012.

Gains / (losses) on financial assets and liabilities decreased by 7% to €526 million in the first half of 2013 from €564 million for the same period in 2012 affected by the weakness and tensions in markets, particularly in Europe.

Administrative expenses were €787 million for the first half of 2013, a 2% or €18 million decrease from €805 million for the same period in 2012.

Impairment losses on financial assets were €317 million for the first half of 2013 as compared to €183 million for the same period in 2012. These higher provisions were accounted basically in Spain.

Profit attributable to the Parent was €865 million for the first half of 2013, a 22% or €237 million decrease from €1,102 million for the same period in 2012 affected by tensions in markets and higher provisions.

These results, in an environment of reduced business, were supported by the strength and diversification of client revenues, which in the first half accounted for 87% of the area’s total revenues. Customer revenues generated by the Global Customer Relationship model dropped 7%.

Asset Management and Insurance

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	51	59	(8)	(14%)
Income from equity instruments	—	—	—	n/a
Income from companies accounted for by the equity method	74	70	4	6%
Net fees and commissions	178	210	(32)	(15%)
Gains/losses on financial assets and liabilities (net) *	3	—	3	n/a
Other operating income/(expenses) (net)	88	119	(31)	(26%)
TOTAL INCOME	394	458	(64)	(14%)
Administrative expenses	(137)	(136)	(1)	1%
Personnel expenses	(80)	(80)	—	—
Other general expenses	(57)	(56)	(1)	2%
Depreciation and amortization	(18)	(18)	—	—
Provisions (net)	(2)	(15)	13	(87%)
Impairment losses on financial assets (net)	—	(2)	2	(100%)
Impairment losses on other assets (net)	—	—	—	n/a
Gains/(losses) on other assets (net)	2	—	2	n/a
OPERATING PROFIT/(LOSS) BEFORE TAX	239	287	(48)	(17%)
Income tax	(55)	(76)	21	(28%)
PROFIT FROM CONTINUING OPERATIONS	184	211	(27)	(13%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a
CONSOLIDATED PROFIT FOR THE YEAR	184	211	(27)	(13%)
Profit attributable to non-controlling interest	9	12	(3)	(25%)
Profit attributable to the Parent	175	199	(24)	(12%)

*	Includes exchange differences (net)

In the first half of 2013, this segment generated 5% of the operating areas’ total attributable profit.

Santander reached an agreement in the second quarter of 2013 with Warburg Pincus and General Atlantic to create a joint venture which will manage Santander Asset Management’s (SAM) global asset management business, which will improve its capacity to compete with large international fund managers and exploit its knowledge and experience advantage in the markets where it operates. See “Item 6. Recent Events—Acquisitions, Dispositions, Reorganizations and Other Recent Events—Agreement with Warburg Pincus and General Electric”.

The strategic agreement with Aegon to boost the bancassurance business in Spain was also completed in the second quarter of 2013. This generated a net capital gain of €270 million registered in Corporate Activities.

Interest income for the first half of 2013 was €51 million, an €8 million decrease from €59 million for the same period in 2012.

Income from companies accounted for using the equity method was €74 million for the first half of 2013 reflecting the results from our remaining stake in the Latin America insurance business.

Net fees and commissions for the first half of 2013 decreased by 15% to €178 million, as compared to €210 million for the same period in 2012.

Administrative expenses were almost flat at €137 million for the first half of 2013, a 1% increase from €136 million for the same period in 2012, reflecting the area’s effort to control costs.

Profit attributable to the Parent was €175 million for the first half of 2013, a 12% or €24 million decrease from €199 million for the same period in 2012 as total income declined and fed through to profits, as administrative expenses remained stable. This evolution reflected the impact of corporate operations in Spain and Portugal.

Santander Asset Management generated profit attributable to the Parent of €57 million for the first half of 2013, 8% more than the first half of 2012, following a fall of 1% in total income which was offset by lower provisions.

The total result for the Group (profit before tax plus fees paid to the networks) was €506 million a 2% less than in the first half of 2012.

The total volume of managed funds was €156,500 million, 2% more than at the end of 2012 and 14% higher than in June 2012. Of this, €98,600 million were mutual and pension funds, €9,100 million were clients’ portfolios other than funds, including institutional mandates, and €48,800 million were management mandates on behalf of other Group units.

Santander Insurance posted an attributable profit of €118 million in the first half, 19% less than in the same period of 2012. This decline reflects the impact of the life assurance reinsurance agreements in Spain and Portugal. Excluding this impact, profit was virtually the same (+0.6%). Insurance business, at a management level, including fee income paid to the commercial networks, generated €1,376 million of revenues for the Group (-4.4% year on year and a 1.4% increase excluding the impact of the abovementioned agreement and in local currency). The total result for the Group (income before taxes of insurers and brokers plus fee income received by the networks) was €1,308 million (-4.0% year on year +2.1% deducting the impact of the abovementioned agreement and in local currency).

Spain’s Run-Off Real Estate

	Six Months Ended June 30		Variations
	2013	2012	Amount	(%)
	(in millions of euros, except percentages)
INTEREST INCOME / (CHARGES)	39	36	3	8%
Income from equity instruments	—	—	—	n/a
Income from companies accounted for by the equity method	(38)	(25)	(13)	52%
Net fees and commissions	12	23	(11)	(54%)
Gains/losses on financial assets and liabilities (net) *	1	15	(14)	(93%)
Other operating income/(expenses) (net)	—	(1)	1	(100%)
TOTAL INCOME	14	48	(34)	(71%)
Administrative expenses	(85)	(92)	7	(8%)
Personnel expenses	(22)	(23)	1	(4%)
Other general expenses	(63)	(69)	6	(9%)
Depreciation and amortization	(4)	(4)	—	0%
Provisions (net)	—	(149)	149	(100%)
Impairment losses on financial assets (net)	(258)	(2,645)	2,387	(90%)
Impairment losses on other assets (net)	—	—	—	n/a
Gains/(losses) on other assets (net)	(148)	(413)	265	(64%)
OPERATING PROFIT/(LOSS) BEFORE TAX	(481)	(3,255)	2,774	(85%)
Income tax	144	984	(840)	(85%)
PROFIT FROM CONTINUING OPERATIONS	(337)	(2,271)	1,934	(85%)
Profit/(loss) from discontinued operations (net)	—	—	—	n/a
CONSOLIDATED PROFIT FOR THE YEAR	(337)	(2,271)	1,934	(85%)
Profit attributable to non-controlling interest	—	—	—	n/a
Profit attributable to the Parent	(337)	(2,271)	1,934	(85%)

*	Includes exchange differences (net)

This segment focuses on managing real estate clients in Spain with potentially problematic exposures in order to reduce the Group’s exposure, and managing property and land, which includes the sale of existing foreclosed properties and, in certain cases, real estate development and subsequent marketing and sale. It also includes equity stakes in real estate companies such as Metrovacesa and SAREB.

Impairment losses on financial assets were €258 million for the first half of 2013, a €2,387 million decrease as compared to €2,645 million for the same period in 2012. In 2012 there was a strong increase in the deterioration of the real estate segment caused by the worsening of Spain’s macroeconomic situation as a result of an economic slowdown, falling consumer spending and job market deterioration. The reduction in the first half of 2013 is directly related to the decrease in net customer lending included in this unit which amounted to €6,507 million at June 30, 2013, €337 million less than in the first quarter of 2013 and less than half that of June 30, 2012 (€14,070 million).

Gains/(losses) on other assets (net) were €147 million losses as of June 30, 2013, a €267 million improvement as compared to losses of €414 million as of June 30, 2012. This was mainly due to lesser provisions for foreclosed assets in the first half of 2013 as provisions further stabilized after the amounts accounted for in 2011 and 2012.

Income tax benefit for the first half of 2013 was €144 million, an 85% or €841 million decrease as compared to €985 million for the same period in 2012 as operating losses decreased by €2,774 million.

Profit attributable to the Parent as of June 30, 2013 was a loss of €337 million, an 85% or €1,934 million decrease as compared to €2,271 million losses as of June 2012. The strong decrease is mainly due to lesser impairment losses accounted for during the period.

Financial Condition

Assets and Liabilities

Our total assets were €1,223,118 million at June 30, 2013, a 4% or €46,482 million increase from total assets of €1,269,600 million at December 31, 2012 Our gross loans and advances to corporate clients, individual clients and government and public entities, including the trading portfolio, other financial assets at fair value and loans were €726,007 million as of June 30, 2013, a 2% or €18,527 million decrease from €744,534 million as of December 31, 2012. Lending to the Spanish public sector increased 4%, lending to other resident sectors fell a 6% while lending to the non-resident sector decreased a 1%.

Customer deposits, which comprise deposits from clients and securities sold to clients under agreements to repurchase stood at €644,934 million, a 3% or €18,295 million increase as compared to €626,639 million at December 31, 2012. Other managed funds, including mutual funds, pension funds, managed portfolios and savings-insurance policies, increased 1% from €118,141 million at December 31, 2012, to €118,907 million at June 30, 2013.

The Group issued in the first half of 2013 €13,685 million of medium- and long-term issues, of which €11,452 million was senior debt and €2,233 million was covered bonds. Maturities of medium- and long-term debt amounted to €22,269 million in the first half of 2013, of which €15,705 million was senior debt, €6,365 million was covered bonds and €199 million was subordinated debt.

As regards securitizations, the Group’s subsidiaries placed a total of €4,428 million in the first half of 2013 as compared to €9,380 in the first half of 2012.

The evolution of loans, deposits and retail commercial paper improved the loan-to-deposit ratio to 107% (117% in June 2012 and 113% in December).

Total goodwill was €23,878 million, €748 million less than at the end of 2012, due to the evolution of exchange rates, particularly the Brazilian real and the sterling, partly offset by the increase resulting from the incorporation of Kredyt Bank.

Capital

Stockholders’ equity, net of treasury stock, at June 30, 2012 was €71,299 million, a decrease of €561 million or 1% from €71,860 million at December 31, 2012. The increase in reserves and the decrease in dividends payments were offset by higher negative valuation adjustments during the first half of 2013.

With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity was €65,388 million at June 30, 2013, representing a €21,713 million surplus over the minimum required by the Bank of Spain. In accordance with the criteria of the Bank for International Settlements (BIS II), at June 30, 2013 the BIS II ratio was 13.9%, Tier I ratio was 12.0% and core capital ratio was 11.1% (as compared to 13.1%, 11.2% and 10.3%, respectively, at December 31, 2012).

B. Liquidity and capital resources

Management of liquidity

For information about our liquidity risk management process, see “Item 5. Quantitative Analysis About Market Risk —Procedures for Measuring and Managing Market Risk”.

Sources of funding

As a financial group, a principal source of liquidity is our customer deposits which consist primarily of demand, time and notice deposits. In addition, we seek to complement the liquidity generated by our customer deposits through access to the domestic and international capital markets and to the interbank market (overnight and time deposits). For this purpose, we have in place a series of domestic and international programs for the issuance of commercial paper and medium and long term debt. We also maintain a diversified portfolio of liquid and securitized assets throughout the year. In addition, another source of liquidity is the generation of profits.

At June 30, 2013, we had outstanding €188.6 billion of senior debt, of which €86.5 billion were mortgage bonds and €20.2 billion were promissory notes. Additionally, we had €16.1 billion in outstanding subordinated debt (which includes €4.2 billion preferred securities and €0.4 billion in preferred shares).

The following table shows the average balances for the first six months of 2013 and 2012 of our principal sources of funds:

	As of June 30,
	2013	2012
	(in millions of euros)
Due to credit entities	135,276	151,872
Customer deposits	638,237	642,584
Marketable debt securities	197,084	204,388
Subordinated debt	17,371	22,841

Total	987,968	1,021,685

The average maturity of our outstanding debt as of June 30, 2013 was the following:

• Senior debt	4.3 years
• Mortgage debt	16.8 years
• Dated subordinated debt	7.0 years

The cost and availability of debt financing are influenced by our credit ratings. A reduction in these ratings could increase the cost of debt financing, and reduce our market access to debt financing. Our credit ratings are as follows:

	Long-Term	Short-Term	Outlook
Moody’s	Baa2	P-2	Negative
Standard & Poor’s	BBB	A-2	Negative
Fitch Ratings	BBB+	F2	Negative
DBRS	A	R-1 (low)	Negative

Our total customer deposits, excluding assets sold under repurchase agreements, totaled €585.7 billion at June 30, 2013. Loans and advances to customers (gross) totaled €726.0 billion at the same date.

We remain well-placed to access various wholesale funding sources from a wide range of counterparties and markets, and the changing mix between customer deposits and repos, deposits by banks and debt securities in issue primarily reflects comparative pricing, maturity considerations and investor counterparty demand rather than any material perceived trend.

We use our liquidity to fund our lending and investment securities activities, for the payment of interest expense, for dividends paid to shareholders and the repayment of debt.

We are a European, Latin American and North American financial group and the geographic diversification of our businesses limits the effect that any legal or economic restrictions on the ability of our subsidiaries in any given country to transfer funds to the Bank (the Parent company) in the form of cash dividends, loans or advances, capital repatriation and other forms, or to have access to foreign currency at the official exchange rate, could have on the Bank.

Under applicable laws and regulations in Argentina, any transfer of profits to the Parent in the form of dividends is conditional upon having a level of regulatory capital adequacy 75% above the minimum and not needing financial assistance from the central bank of the Argentine Republic for lack of liquidity. The Santander subsidiary in Argentina is expected to reach the required level of capital adequacy towards the end of 2013.

The Polish regulator, KNF, has recently established a new policy on dividends applicable to the whole of the financial sector, under which financial institutions must retain at least 25% of profit for the year to strengthen their capital base. Furthermore, as in other jurisdictions, Polish banks must meet certain general capital adequacy levels before they are permitted to distribute profits. As of the date of this report, Bank Zachodni WBK met all the requirements established by KNF.

In addition, other jurisdictions are imposing restrictions on dividend payments based on new, more strict capital adequacy rules. As of the date of this report, however, we are not aware of any other practical or legal impediment to the transfer of funds by subsidiaries of the Santander Group to the Parent in the form of dividends, loans or advances, or repatriation of capital, or in any other form. No assurance can be given that additional restrictions will not be adopted in the future or as to how they would affect our business.

We believe that our working capital is sufficient for our present requirements and to pursue our planned business strategies.

As of June 30, 2013 and to the present date, we did not, and presently do not, have any material commitments for capital expenditures (see “Item 6. Recent Events – Acquisitions, Dispositions, Reorganizations and Other Recent Events”).

C. Research and development, patents and licenses, etc.

During 2012 and the first half of 2013, we spent €1,098 million and €539 million, respectively, in research and development activities in connection with information technology projects.

D. Trend information

The global financial services sector is likely to remain competitive with a large number of financial service providers and alternative distribution channels. Additionally, consolidation in the sector (through mergers, acquisitions or alliances) is likely to occur as other major banks look to increase their market share, combine complementary businesses or strengthen their balance sheets. In addition, regulatory changes will take place in the future that we expect will increase the overall level of regulation in the markets.

The following are the most important trends, uncertainties and events that are reasonably likely to have a material adverse effect on the Group or that would cause the disclosed financial information not to be indicative of our future operating results or our financial condition:

•	a continued downturn in the Spanish and the United Kingdom real estate markets, and a corresponding increase in mortgage defaults, which could impact our NPL and decrease consumer confidence and disposable income;

•	uncertainties relating to economic growth expectations and interest rates cycles, especially in the United States, Spain, the United Kingdom, other European countries. Brazil and other Latin America, and the impact they may have over the yield curve and exchange rates;

•	the continued effect of the global economic slowdown on Europe and the US and fluctuations in local interest and exchange rates;

•	continued changes in the macroeconomic environment, such as sustained unemployment above historical levels, could further deteriorate the quality of our customers’ credit;

•	increases in our cost of funding, as a result of the fragility of the Spanish, Portuguese, Irish, Italian and Greek economies, further downgrades in our credit rating or otherwise, could adversely affect our net interest margin as a consequence of timing differences in the repricing of our assets and liabilities;

•	the effects of withdrawal of significant monetary and fiscal stimulus programs and uncertainty over government responses to growing public deficits;

•	continued instability and volatility in the financial markets;

•	a drop in the value of the euro relative to the US dollar, the sterling pound or Latin American currencies;

•	inflationary pressures, particularly in Latin America, because of the effect they may have in relation to increases of interest rates and decreases of growth;

•	although it is foreseeable that entry barriers to domestic markets in Europe will eventually be lowered, our possible plans of expansion into other markets could be affected by regulatory requirements of the national authorities of these countries;

•	acquisitions or restructurings of businesses that do not perform in accordance with our expectations or that subject us to previously unknown risks;

•	increased regulation, government intervention and new laws prompted by the financial crisis which could change our industry and require us to modify our businesses or operations; and

•	the risk of further reductions in liquidity and increases of credit spreads as a consequence of the crisis in the financial markets, which could affect not only our cost of funding but also the value of our proprietary portfolios and our assets under management.

E. Off-balance sheet arrangements

As of June 30, 2013 and December 31, 2012, we had the following outstanding contingent liabilities and commitments:

	June 30, 2013	December 31, 2012
	(in millions of euros)
Contingent liabilities:
Financial guarantees and other sureties	13,771	14,437
Irrevocable documentary credits	3,153	2,866
Other guarantees	25,935	27,285
Other contingent liabilities	488	445

Total contingent liabilities	43,347	45,033

Commitments:
Balances drawable by third parties	161,308	187,664
Other commitments	24,949	28,378

Total commitments	186,257	216,042

Total contingent liabilities and commitments	229,604	261,075

In addition to the contingent liabilities and commitments described above, the following table provides information regarding off-balance sheet funds managed by us as of June 30, 2013 and December 31, 2012:

	June 30, 2013	December 31, 2012
	(in millions of euros)
Mutual funds	88,447	89,176
Pension funds	10,135	10,076
Other managed funds	20,325	18,889

Total	118,907	118,141

Relationship with unconsolidated entities

We have holdings in entities over which we are in a position to exercise significant influence or joint control, but that we do not control. According to IFRS-IASB, these investments in associated and jointly controlled entities are accounted for using the equity method.

Transactions with these companies are made at market conditions and are closely monitored by our regulatory authorities.

Also, in our securitization activity we use structured entities (fondos de titulización) that are consolidated in the Group’s financial statements. According to the IFRS, only those vehicles that meet certain requirements can be consolidated. We are not required to repurchase assets from or contribute additional assets to any of these structured entities. We do, however, provide in the ordinary course of business certain loans to some of these structures entities, which are provisioned in accordance with the risks involved.

We do not have significant transactions with un-consolidated entities other than the aforementioned ones.

We have no other off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F. Tabular disclosure of contractual obligations

The following table summarizes our contractual obligations by remaining maturity at June 30, 2013:

Contractual obligations

(in millions of euros)	Less than 1 year	More than 1 year but less than 3 years	More than 3 year but less than 5 years	More than 5 years	Total
Deposits from credit institutions	45,508	41,716	8,253	2,638	98,115
Customer deposits	513,348	61,429	14,131	6,030	594,938
Marketable debt securities	65,982	49,145	24,765	42,560	182,452
Subordinated debt	1,714	1,217	4,568	8,619	16,118
Liabilities under insurance contracts (1)	—	—	—	1,091	1,091
Operating lease obligations	323	601	544	2,033	3,501
Capital lease obligations	54	10	10	65	139
Purchase obligations	2	7	3	3	15
Other long-term liabilities (2)	739	1,567	1,687	5,601	9,594
Contractual interest payments (3)	6,942	7,052	7,063	22,874	43,931

Total	634,612	162,744	61,024	91,514	949,894

(1)	Includes life insurance contracts in which the investment risk is borne by the policy holder and insurance savings contracts.
(2)	Other long-term liabilities relate to pensions and similar obligations.
(3)	Calculated for all Deposits from credit institutions, Customer deposits, Marketable debt securities and Subordinated debt assuming a constant interest rate based on data as of December 31, 2012 over time for all maturities, and those obligations with maturities of more than five years have an average life of ten years.

The table above excludes the “fixed payments” of our derivatives since derivative contracts executed by the Group apply close-out netting across all outstanding transactions, that is, these agreements provide for settlements to be made on a maturity or settlement date for the differences that arise, and as such, the obligation to be settled in the future is not fixed at the present date and is not determined by the fixed payments.

G. Other disclosures

Higher-Risk Loans

Grupo Santander does not have any significant exposure to higher-risk loans. Our credit profile is focused on retail banking with a medium-low risk profile and with broad diversification both by geography and segment, and 59% of the Group’s total loan portfolio is secured (in most cases, by real estate).

Mortgages to individuals represent approximately 42% of the Group’s total lending. These mortgages are focused on our core markets, Spain and the U.K., and are principal residence mortgages with a low risk profile, low non-performing ratios (below the ratios of our peers) and an acceptable coverage ratio.

In Spain, at June 30, 2013, the loan portfolio and thus its risk profile mainly comprises primary residence loans, with an average loan to value ratio (LTV) of 57.3% and an affordability rate of 29% under management criteria described below. Residential mortgages account for 29% of the total credit risk portfolio in Spain, of which 87% has a LTV at inception of under 80%.

All customers applying for a prime residential mortgage are subject to a rigorous assessment of credit risk and affordability.

In evaluating the payment capacity (affordability) of a potential customer, the credit analyst must determine if the income of the customer is sufficient to meet the payment of the loan installments taking into consideration other income that the customer may receive. In addition, the analyst must decide if the customer’s income will be stable over the term of the loan.

We define the affordability rate as the index that measures the financial ability of the family unit calculated as follows: (Monthly payments corresponding to the requested transaction + monthly payments for other loans)/(Net monthly salary + other monthly justified income).

This ratio is considered predictive of the customer’s payment capacity. The ratio indicates the percentage of a customer’s income that is currently available to repay debt obligations. For this reason, it is included as part of our credit policy in the application process for the mortgage portfolio and is used either as a minimum acceptance criteria or in prescriptive analyses (decision trees/ rules/ decision models).

Net real estate included in the unit of Spain´s run-off real estate activity amounted to €6.5 billion, less than half that in June 2012 (€14 billion).

The U.K.’s mortgage portfolio is focused on primary residence mortgages with high quality risk in terms of LTV (52% as of June 30, 2013). Certain portfolios with higher risk profiles (interest only, flexible loans, buy to let) are subject to strict lending policies to mitigate risks. Furthermore, their performance is continuously monitored to ensure an adequate control.

Changes in Practices

There have not been any significant changes in policies and practices in response to the effects of the current economic environment that might affect the quality of the credit information presented. This is due to the fact that the following policies and practices already formed part of our normal course of business:

a) Medium-low risk profile of the portfolio

Our risk profile is characterized by the prevalence of primary residence loans and a low effort rate of loan approval, which leads to a medium-low risk profile for the mortgage portfolio. This is due to the establishment of risk management frameworks and policies that reflect our risk management principles.

In addition to the tasks performed by the internal auditing division, the risk unit has a specific risk monitoring function for adequate credit quality control with local and global teams.

b) Suspended accrual interest of non-performing past-due assets

Balances are deemed to be impaired, and the interest accrual suspended, when there are reasonable doubts as to their full recovery and/or the collection of the related interest for the amounts and on the dates initially agreed upon, after taking into account the guarantees received to secure (fully or partially) collection of the related balances. For all non-performing past due assets, any collections relating to impaired loans and advances are used to recognize the accrued interest and the remainder, if any, is applied to reduce the principal amount outstanding.

When the recovery of any recognized amount is considered unlikely, the amount is written off, without prejudice to any actions that we may initiate to seek collection.

c) Allowances for credit losses and internal model

As of July 2008, the Bank of Spain had approved for regulatory capital calculation purposes the Group’s internal models affecting the vast majority of the Group’s credit risk net exposure. The Bank of Spain will continue to review the models for the purpose of calculating allowances for loan losses. The calculation obtained based on the output parameters of internal models is consistent with the best estimate of the Group as to the probable losses using possible scenarios which rely on the approved internally developed models, and which constitute an appropriate basis for determining loan loss allowances. While these models are not yet approved by the Bank of Spain for loan loss allowance calculation, we are required to calculate the allowances according to the instructions described in Item 4 in our 2012 Form 20-F, and are subject to continuing review by the Bank of Spain, and subsequent continuous improvement of the processes within our internal model. The difference between loan loss provisions calculated using internal models and those calculated under Bank of Spain guidance, was not material for each of the three years ending December 31, 2012.

Declines in Collateral Value

Declines in collateral value have not been relevant in our portfolio given that Spanish residential mortgages with LTV in excess of 80% amount to only approximately 1% of the total Group’s lending as of June 30, 2013. When a mortgage with these characteristics is authorized, the Group’s polices establish that the client must provide additional guarantees such as more properties, insurance coverage or others.

Other

The general deterioration of the economic environment had a negative effect on the evolution of non-performing loans and the cost of credit. This effect was softened by prudent risk management which kept non-performing loan and coverage ratios at reasonable levels. Both ratios compare well with those of our competitors.

We use credit derivatives to cover loans and trading transactions. The volume of this activity is small compared to that of our peers and is subject to strict internal controls that minimize operational risk. Risk in these activities is controlled via a series of limits such as VaR, nominal by rating, sensitivity to the spread by rating and name, and sensitivity to the rate of recovery and to correlation. Jump-to-default limits are also set by geographic area, sector and liquidity.

Exposures related to complex structured assets

We have a very limited exposure to complex structured assets. See “Item 5. Quantitative Analysis About Market Risk—Quantitative analysis—D. Exposures related to complex structured assets”.

Item 4

Legal proceedings

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

i. Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

•	Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010, the Brazilian tax authorities issued infringement notices on this same issue in respect of 2005 to 2007, which were appealed against at CARF. Based on the advice of its external legal counsel and in view of the previous decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favorable judgment and DTVM lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as responsible the party liable for the tax on the capital gain allegedly obtained in Brazil by an entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all the shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 two US courts found in favor of the IRS in cases involving a similar structure. While Santander Holdings USA, Inc. case was scheduled for trial on October 7, 2013, the Judge announced a ruling in favor of Sovereign on a significant issue in the case. Santander Holdings USA, Inc. expects the Judge will determine within the next several months whether his decision requires a complete judgment in Sovereign’s favor or whether other issues in the case still need to be resolved. If Sovereign is successful, the IRS has said it intends to appeal the decision.

As of the date of this report certain other less significant tax-related proceedings were also in progress.

ii Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc.) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and had been consistently making provisions and settling claims with regards to PPI complaints liabilities.

A detailed review of the provision was performed by Santander UK in the first half of 2011 in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

In this context, in 2011 the Group recognized a provision, with a net effect on results of €620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that would be received, of the number of claims that would be upheld and of the estimated average amount of compensation in each case.

The following table shows information on the total claims received up to June 30, 2013 and the resolution thereof:

(number of claims, in thousands)	1st half of 2013	2012	2011	2010
Claims outstanding at the beginning of the period	31	1	—	2
Claims received	190	437	111	37
Claims rejected as being invalid (1)	(64)	(149)	(20)	(1)
Total claims to be processed	156	289	91	38
Resolved claims (2)	(141)	(258)	(90)	(38)
Claims outstanding at the end of the period	15	31	1	—

(1)	Relates to rejected claims relating to customers that had never purchased payment protection payment from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

The amount settled in relation to paid claims in the first half of 2013 totaled GBP 132 million.

The main cause of the increase in claims in 2011 was the media coverage of this issue following the dismissal by the High Court of the appeal for judicial review filed by the British Bankers’ Association and the launch of campaigns by claim management companies in relation to these products.

Claims also increased in 2012 due to greater media coverage of the issue, a rise in the activity of claims management companies and the proactive policy followed by Santander UK, which contacted over 300,000 customers directly.

Lastly, in the first six months of 2013 a downward trend was observed in the number of claims received.

The provision recognized at the end of the first six months of 2013 represents the best estimate by Group management, taking into account the opinion of its advisers of the costs to be incurred in relation to any compensation that may result from the redress measures associated PPI sales in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

•	Volume of claims- estimated number of claims;

•	Percentage of claims lost- estimated percentage of claims that are or will be in the customers’ favor; and

•	Average cost—estimated payment to be made to customers, including compensation for direct loss plus interest.

These assumptions were based on the following information:

•	A complete analysis of the causes of the claim, the probability of success, as well as the possibility that this probability could change in the future;

•	Activity recorded with respect to the number of claims received;

•	Level of compensation paid to customers, together with a projection of the probability that this level could change in the future;

•	Impact on the level of claims in the event of proactive initiatives carried out by the Group through direct contact with customers; and

•	Impact of media coverage.

These assumptions are reviewed, updated and validated on a regular basis using the latest available information, such as, the number of claims received, the percentage of claims lost, the potential impact of any change in that percentage and any new evaluation of the estimated number of remaining potential claimants.

Group management reviews the provision required at each relevant date, taking into account the latest available information on the aforementioned assumptions as well as past experience.

The most relevant factor for calculating the balance of the provision is the number of claims received as well as the expected level of future claims. The percentage of claims lost is calculated on the basis of the analysis of the sale process. The average cost of compensation is calculated in a reasonable manner as the Group manages a high volume of claims and the related population is homogenous.

•	Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa de Promociones S.A. filed a cassation appeal against the above decision at the Supreme Court. On July 17, 2013, the Supreme Court dismissed the appeal brought by Galesa de Promociones S.A, this confirming the Provincial Appellate Court decision.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming €66,418,077.27 that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.‘s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. and, accordingly, Banco Santander, S.A. . filed an appeal against the interlocutory order that admitted for consideration the evidence proposed by them, which has been dismissed by the Court.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement (CMOF) entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). The Court has declared that it has jurisdiction to hear the claim (this decision has been appealed by Banco Santander, S.A.) and the defendants have filed the related motions for declinatory exception and answered the claim, ad cautelam, setting forth various procedural exceptions in their corresponding documents. The ancillary insolvency claim is still in progress, , although it has been temporarily suspended by the Court while the declinatory exception filed by the Spanish Arbitration Court is under consideration.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which decision an appeal is to be filed.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million, although in its present claim it invokes Article 219.3 of the Civil Procedure law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Santander, S.A. as the matter has been referred for arbitration. This decision is pending appeal. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the Bank to pay this half-yearly bonus in September 2005, whereby the Bank filed an appeal at the High Employment Court (“TST”) and the Federal Supreme Court (“STF”). The TST once again confirmed the judgment against the Bank, whereas the STF rejected the extraordinary appeal filed by the Bank in a decision adopted only by one of the Court members, thereby upholding the payment order. Accordingly, the Bank filed a special appeal with the STF which was upheld and the association’s appeal was dismissed. As a result of this latest appeal, the case is being heard by the plenary STF, which will decide on the general repercussions and the main issues of the case.

•	“Planos económicos”: Like the rest of the Brazilian banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the statute of limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the ST F with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, reducing the claimed amount, and confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter, which is still outstanding. There is also now a possibility that the STF could consider each of the “planos” on a case-by-case basis.

•	Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., thereby dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €31,704,000 in principal and €2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding which was held on February 29, 2012, and a decision is yet to be issued thereon.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this report, certain claims had been filed against the Bank in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this report, certain claims had been filed against the Group in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for certain specific cases in which the decisions handed down partially upheld the claim based on the particular circumstances of those cases (which have been appealed by the Bank), the risk of loss is considered to be remote.

•	On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a claim against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”) at the US District Court for the Southern District of New York (the “Court”) as the trustee of the Trust PIERS (Preferred Income Equity Redeemable Securities) under an indenture dated September 1, 1999 (the version in force at that date).

The claim alleged that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” of the Trust PIERS.

On November 23, 2012, Sovereign signed a settlement agreement with the Trustee resolving all the disputes between the Trustee and Sovereign with respect to the claim filed. On December 26, 2012, the parties applied to discontinue proceedings at the Court and, accordingly, this proceeding is therefore concluded.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June 30, 2013, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

The total amount of the payments made by the Group in connection with litigation until the date of this report was not material with respect to these half-yearly consolidated financial statements.

Item 5

Quantitative Analysis About Market Risk

A. Activities subject to market risk and types of market risk

The market risk area has a perimeter for measuring, controlling and monitoring that covers those operations where equity risk is assumed as a result of changes in market factors. This risk comes from the change in risk factors—interest rates, inflation rates, exchange rates, share prices, the spread on loans commodities prices and the volatility of each of these elements—as well as the liquidity risk of the various products and markets in which the Group operates.

• Interest rate risk is the possibility that changes in interest rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, deposits, debt securities, most assets and liabilities of trading portfolios as well as derivatives.

• The inflation rate risk is the possibility that changes in inflation rates could adversely affect the value of a financial instrument, a portfolio or the Group as a whole. It affects, among others, loans, debt securities and derivatives, whose yield is linked to inflation or to a real rate of variation.

• The exchange rate risk is the sensitivity of the value of a position in a currency different to the base currency to a potential change in exchange rates. A long position or one bought in a foreign currency would produce a loss in the event that the currency depreciated against the base currency. Among the positions affected by this risk are non-euro investments in subsidiaries, as well as loans, securities and derivatives denominated in foreign currencies.

• The equity risk is the sensitivity of the value of positions opened in equity markets to adverse movements in the market prices or in expectations of future dividends. Among other instruments, this affects positions in shares, stock market indices, convertible bonds and derivatives using shares as the underlying asset (put, call, and equity swaps).

• The credit spread risk is the risk or sensitivity of the value of positions opened in fixed income securities or in credit derivatives to movements in the credit spread curves or in recovery rates associated with issuers and specific types of debt. The spread is a differential between financial instruments that trade with a spread over other reference instruments, mainly the yield on government securities and interbank rates.

• The commodities price risk is the risk derived from the effect of potential change in prices. The Group’s exposure to this risk is not significant and is concentrated in derivative operations on commodities with clients.

• Volatility risk is the risk or sensitivity of the value of a portfolio to changes in the volatility of risk factors: volatility of interest rates, exchange rates, shares, credit spreads and of commodities. This risk is incurred by financial instruments which have volatility as a variable in their valuation model. The most significant case is portfolios of financial options.

All these market risks can be partly or fully mitigated by using options, futures, forwards and swaps.

There are other types of market risk, whose coverage is more complex. They are the following:

• Correlation risk is the sensitivity of the value of a portfolio to changes in the relation between risk factors, be they of the same type (for example, between two exchange rates) or of a different nature (for example, between an interest rate and the price of a commodity).

• Market liquidity risk is that of a Group entity or the Group as a whole finding itself unable to get out of or close a position in time without impacting on the market price or on the cost of the transaction. This risk can be caused by a fall in the number of market makers or institutional investors, the execution of large volumes of operations, market instability and increases with the concentration existing in certain products and currencies.

• Risk of prepayment or cancellation. When in certain operations the contract allows, explicitly or implicitly, cancellation before the maturity without negotiation there is a risk that the cash flows have to be reinvested at a potentially lower interest rate. This mainly affects loans or mortgage securities.

• Underwriting risk. This occurs as a result of an entity’s participation in underwriting a placement of securities or another type of debt, assuming the risk of partially owning the issue or the loan due to non-placement of all of it among potential buyers.

On the basis of the origin of the risk, activities are segmented in the following way:

(a)	Trading. This includes financial services to customers and purchase-sale and positioning mainly in fixed income, equity and currency products.

(b)	Structural risks. Constituted by market risks inherent in the balance sheet excluding the trading portfolio. They are:

• Structural interest rate risk. This arises from mismatches in the maturities and repricing of all assets and liabilities.

• Structural exchange rate risk/hedging of results. Exchange rate risk occurs when the currency in which the investment is made is different from the euro in companies that consolidate and those that do not (structural exchange rate). In addition, exchange rate hedging of future results generated in currencies other than the euro (hedging of results).

• Structural equity risk. This involves investments via stakes in financial or non-financial companies that are not consolidated, as well as portfolios available for sale formed by equity positions.

The Global Wholesale Banking and Markets division is mainly responsible for managing the taking of trading activity positions, in order to develop the activity of clients in financial markets and to a much lesser extent take its own positions.

The financial management area is responsible for implementing the management strategy for structural risks, applying standardized methodologies adapted to each market where the Group operates, either directly in the case of the parent bank or in coordination with the rest of units. The management decisions for these risks are taken by each country’s ALCO (ALM) committee in coordination with the Group’s markets’ committee. The aim is to inject stability and recurrence into the net interest margin of commercial activity and the Group’s economic value, while maintaining adequate levels of liquidity and solvency.

Each of these activities is measured and analyzed with different metrics in order to show their risk profile in the most precise way.

B. Management framework

1. Organizational and governance structure

The market and structural risks area is integrated into one of the Group’s two general risk directorates. The missions of the market risk function are:

• To define and supervise the market risk management model, which includes corporate policies, defining the risks map and segmentation criteria.

• Control and manage the consolidation, reporting and centralized admission process of market risks.

These missions rest on five basic pillars, vital for correct management of market risks:

• Measurement, analysis and control of market and liquidity risks.

• Calculation, analysis, explanation and conciliation of results.

• Defining, capturing, validating and distributing market data.

• Admission of limits, products and underlying assets.

• Consolidation of information.

In turn, market risks management is guided by the following basic principles:

• Involvement of senior management.

• Independence of the risk function from business.

• Clear definition of powers.

• Risk measurement.

• Limiting risks.

• Analysis and control of risk positions.

• Establishing risk policies and procedures.

• Assessing risk methodologies.

In the same way that the market risks function is structured at the corporate or global level, each local market risk unit has and arranges its functions, with the adjustments that arise in accordance with its specific business, operational and legal requirement features, etc.

For the correct functioning of global policies and local execution, the global area of market risks and local units carry out different functions:

Global market risk:

• Establish, propose and document risk policies and criteria, the global limits and the decision-making and control processes.

• Generate management frameworks, systems and tools.

• Promote and support their implementation and ensure they function effectively in all units.

• Know, assimilate and adapt the best practices inside and outside the Group.

• Promote activity for obtaining results.

• Consolidate, analyze and control the market risk incurred by all units of the perimeter.

Local market risk units:

• Manage risks.

• Transfer, adapt and assume internally the corporate policies and procedures through local approval.

• Define and document policies and lead local sphere projects.

• Apply policies and decision-making systems to each market.

• Adapt the organization and management frameworks and corporate rules.

• Contribute critical and best practices, as well as local knowledge and proximity to customers/markets.

• Assume greater responsibilities in decisions, control and management of risks.

• Measure, analyze and control market risk within the sphere of responsibility.

The committees, by hierarchical order, which have powers in decision-making, control and monitoring of market risks are set out above.

The collegiate body of the market risks area is the global market risk committee (GMRC). This committee is responsible for the functioning of market risk in Grupo Santander, both at the centralized level (global areas) and local level (local units). It gets its powers directly from the risk committee, the maximum body responsible for the risks function in Grupo Santander.

2. System for controlling limits

Setting market risk and liquidity limits is designed as a dynamic process which responds to the Group’s risk appetite level. This process is part of the annual limits plan, which is drawn up by the Group’s senior management and administered by the general directorate of risks in a way that involves all the Group’s institutions.

a) Definition of limits

The market risk limits used in Grupo Santander are established on different metrics and try to cover all activity subject to market risk from many perspectives, applying a conservative criterion. The main ones are:

Trading limits:

• VaR limits.

• Limits of equivalent positions and/or nominal.

• Sensitivity limits to interest rates.

• Vega limits.

• Risk limits of delivery by short positions in securities (fixed income and equities).

• Limits aimed at reducing the volume of effective losses or protecting results already generated during the period:

• Loss trigger.

• Stop loss.

• Credit limits:

• Limit on the total exposure.

• Limit to the jump to default by issuer.

• Others.

• Limits for origination operations.

Limits on structural interest rate risk of the balance sheet:

• Sensitivity limit of net interest margin at 1 year.

• Sensitivity limit of equity value.

Limits on structural exchange rate risk:

• Net position in each currency (for positions of hedging results).

These general limits are complemented by sub-limits. In this way, the market risk area has a structure of limits sufficiently granular to conduct an effective control of the various types of market risk factors on which an exposure is maintained. Positions are tracked daily, both of each unit as well as globally. An exhaustive control is made of the changes in the portfolios, in order to detect possible incidents for their immediate correction. Meanwhile, the daily drawing up of the income statement by the market risks area is an excellent indicator of risks, as it allows the impact that changes in financial variables have had on portfolios to be identified.

b) Structure of limits

The table below shows the levels of applying limits, the categories and the sphere of control in which they are classified and their levels of approval.

• Global limits of global control: The Risks Committee approves the limits at the activity/unit level in the annual process of setting limits. Changes that are subsequently made can be approved by the Global Market Risk Committee, in accordance with the powers delegated in it.

These limits are requested by the relevant business executive in each country/entity on the basis of the nature of the business and the budget established, seeking consistency between limits and the return/risk ratio.

• Global limits of local control: On the basis of the local features of products, and of the internal organization of business, sub-limits are set for the aforementioned activities in order to exercise greater control of the positions maintained in each business. Sub-limits are set by risk factor, currency positions, equity positions, sensitivity by currencies and maturities, vega by maturities, etc.

c) Compliance and control of limits

Business units must comply with the approved limits. The possible excesses trigger a series of actions by the local and global market risk areas, risk management committees or the Risks Committee in order to reduce the risk levels and control them more strictly or executive actions, which can make the risk takers reduce the risks levels assumed.

The local executives for market risk notify the excesses to the business executives. These have to explain the reasons for the excess and, where appropriate, provide the plan of action to correct the situation. The business executive must respond, in writing and on the day, to the requirement made. The alternatives are to reduce the position to the prevailing limits or set out the strategy that justifies an increase in the limits.

If the excess situation continues without a response by the business unit for three days, the market risks area contacts the relevant global business executives and informs them of this, and requests adjustment measures be taken. If this situation persists 10 days after the first excess, the market risks area will contact senior risk management so that a decision can be taken.

C. Statistical Tools for Measuring and Managing Market Risk

1. Trading activity

1.1. Value At Risk (VaR)

The standard methodology that Grupo Santander applied to trading activities was Value at Risk (VaR). As calculated by us, VaR is an estimate of the expected maximum loss in the market value of a given portfolio over a one-day time horizon at a 99% confidence interval. It is the maximum one-day loss that we estimate we would suffer on a given portfolio 99% of the time, subject to certain assumptions and limitations discussed below. Conversely, it is the figure that we would expect to exceed only 1% of the time, or approximately two or three days per year. VaR provides a single estimate of market risk that is comparable among different portfolios or instruments.

The number of expected “exceptions” is an average number. Over a long period of time we would expect an average of two or three exceptions per year; however, there may be some years or periods where there are fewer exceptions than expected, as was the case in 2009 and 2010 when there were no exceptions, and other periods where there are more exceptions than expected.

The standard methodology used is based on historical simulation (520 days). In order to capture recent market volatility in the model, the reported VaR is the maximum between two different VaR figures, both of which use a historical window of two years (one applies an exponential decline factor which gives a higher weight to the observations closer in time and another gives the same weight to all the observations). This methodology makes our VaR numbers react very quickly to changes in current volatility, significantly reducing the likelihood of backtesting exceptions. In addition, backtesting exceptions in 2010 were further reduced as a consequence of inclusion of the 2008 financial crisis in the historical series used for calculating the VaR.

We use VaR estimates to alert senior management whenever the statistically estimated losses in our portfolios exceed prudent levels.

Assumptions and Limitations

Our VaR methodology should be interpreted in light of the limitations of our model, which include:

• A one-day time horizon may not fully capture the market risk of positions that cannot be liquidated or hedged within one day.

• At present, we compute VaR at the close of business and trading positions may change substantially during the course of the trading day.

Scenario Analysis and Calibration Measures

The VaR is not the only measurement. It is used because of its calculation facility and for being a good benchmark of the Group’s risk level, but other measures are also employed which allow for greater control of risks in all the markets where the Group operates.

Among these measures is analysis of scenarios, which consists of defining alternatives for the performance of different financial variables and obtain the impact on results by applying them to activities. These scenarios can replicate events that happened in the past (crisis) or determine possible alternatives that do not correspond to past events.

The potential impact on results of applying different stress scenarios to all the trading portfolios and considering the same suppositions by risk factor is calculated and analyzed at least monthly. Three types of scenario are defined: possible, severe and extreme, obtaining along with the VaR a fuller spectrum of the risk profile.

In addition, levels of warning (triggers) are set for global scenarios, on the basis of the historic results of these scenarios and of the capital associated with the portfolio in question. In the event of surpassing these levels, those responsible for management of the portfolio are informed so they can take the necessary measures. At the same time, the results of the stress exercises at the global level, as well as the possible breaching of the levels set, are regularly reviewed by the global committee of market risks so that, if required, senior management is informed.

In order to calibrate our VaR model, we use back testing processes. Back testing (BT) is a comparative analysis between VaR estimates and the daily clean P&L (i.e. real profit or loss obtained at the end of the day on the portfolio analyzed at the end of the preceding day valued at the following day prices). The purpose of these tests is to verify and measure the precision of the models used to calculate VaR.

Santander performs regular BT processes to calibrate and improve its VaR model. Back-testing is conducted based on several approaches: by unit (Madrid, Brazil, Mexico, etc.), by main portfolio/strategy (proprietary trading, market making rates, market making equity, etc.), and by type of profit & loss source. Three kinds of back-testing are conducted: “clean P&L” calculated with risk platforms (which allows us to monitor market risk), “clean P&L” calculated with front platforms such as Murex (which allows us to monitor risks associated with our treasury positions) and “dirty P&L” (which includes commissions, mark ups and intraday trading results). The aim of the latter is to capture indirectly the importance of intra-day activity.

Whenever an anomaly is detected, we undertake a detailed examination of elements such as “pricers”, inputs and configuration, among others, in order to correct such anomaly. Detailed results of our BT are regularly reported to Bank of Spain.

The analyses of our BT comply, at a minimum, with the BIS recommendations regarding the verification of the internal systems used to measure and manage market risks.

Besides the ongoing and regular calibration of our VaR methodology, there were no significant changes during the periods presented nor are any such changes contemplated at this time.

1.2. Analysis of positions: sensitivities and results

The market risk area, in line with the principle of independence of the business units, monitors the positions daily, both those of each unit as well as globally, and conducts an exhaustive control of the changes in the portfolios in order to detect possible incidents so that they can be corrected immediately.

The positions are traditionally used to quantify the net volume of the market values of the transactions in portfolio, grouped by main risk factor, and considering the delta value of the futures and options that could exist. All the risk positions can be expressed in the base currency of the unit and in the currency of homogenizing information.

The market risk sensitivity measures are those that gauge the change (sensitivity) of the market value of an instrument or portfolio to changes in each of the risk factors. The sensitivity of the value of an instrument to changes in market factors can be obtained through analytical approximations by partial derivatives or through a full revaluation of the portfolio.

The daily drawing up of the income statement is also an excellent indicator of risks, as it enables the impact that changes in financial variables have on portfolios to be identified.

1.3. Credit management activity

Control of derivative activities and credit management should also be mentioned. This control, because of its atypical nature, is conducted daily according to specific measures. In the case of derivative activities, sensitivity to the price movements of the underlying asset (delta and gamma), volatility (vega) and time (theta) is controlled. In the case of credit management, measures such as the spread sensitivity, jump-to-default, and concentration of positions by rating levels, etc., are systematically reviewed.

Regarding the credit risk inherent in trading portfolios and in line with the recommendations of the Basel Committee on Banking Supervision and prevailing regulations, an additional measurement began to be calculated (incremental risk charge, IRC), in order to cover the risk of default and rating migration that is not adequately captured in the VaR, via changes in credit spreads. The controlled products are basically fixed-rate bonds, both public and private sector, derivatives on bonds (forwards, options, etc.) and credit derivatives (credit default swaps, asset-backed securities, etc.). The method for calculating the IRC is based on direct measurements of the tails of the distribution of losses to the appropriate percentile (99.9%). The Monte Carlo methodology is used, applying a million simulations.

1.4. Other measures: stressed VaR (sVaR) and expected shortfall

As well as the usual VaR, Santander began to calculate stressed VaR every day, as of October 2011, for the main portfolios. The methodology for calculation is the same as that used for the VaR, with the following two exceptions:

• Historic period of observation of factors: the stressed VaR uses a window of 250 figures, instead of one of 520 for the VaR.

• In order to obtain the stressed VaR, unlike when calculating the VaR, the maximum between the percentile uniformly weighted and the one exponentially weighted is not applied. Instead, the percentile uniformly weighted is used directly.

All the other aspects regarding the methodology and the inputs for calculating the stressed VaR are the same as those for the VaR. As regards determining the period of observation, for each relevant portfolio, the methodology area has analyzed the history of a subseries of market risk factors that were chosen on the basis of expert criteria taking into account the most relevant positions of the books.

Moreover the expected shortfall (ES) has begun to be calculated in order to estimate the expected value of the potential loss when this is higher than the level set by the VaR1. The ES, unlike the VaR, has the advantage of capturing better the tail risk and of being a sub-additive metric.

2. Structural market risks

2.1 Structural interest rate risk

The Group analyses the sensitivity of net interest margin and of equity value to changes in interest rates. This sensitivity arises from gaps in maturity dates and the review of interest rates in the different asset and liability items.

On the basis of the positioning of balance sheet interest rates, as well as the situation and outlook for the market, the financial measures are agreed to adjust the positioning to that desired by the bank. These measures range from taking positions in markets to defining the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are: the interest rate gap, the sensitivity of net interest margin and of equity value to changes in interest rate levels, Value at Risk (VaR), for the purposes of calculating economic capital.

Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of asset, liability and off-balance sheet items. It provides a basic representation of the balance sheet structure and allows for the detection of interest rate risk by concentration of maturities. It is also a useful tool for estimating the impact of eventual interest rate movements on net interest margin or equity value.

All on- and off-balance sheet items must be disaggregated by their flows and looked at in terms of repricing/maturity. In the case of those items that do not have a contractual maturity, an internal model of analysis is used and estimates made of the duration and sensitivity of them.

Net interest margin sensitivity (NIM)

The sensitivity of net interest margin measures the change in the short/medium term in the accruals expected over a particular period (12 months), in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the two margins calculated.

Market value of equity sensitivity (MVE)

The sensitivity of equity value is an additional measure to the sensitivity of the net interest margin.

It measures the interest risk implicit in the equity value on the basis of the impact of a change in interest rates on the current values of financial assets and liabilities.

Treatment of liabilities without defined maturity

In the corporate model, the total volume of the balances of accounts without maturity is divided between stable and unstable balances.

The separation between the stable and unstable balances is obtained from a model that is based on the relation between balances and their own moving averages.

From this simplified model the monthly cash flows are obtained and used to calculate the NIM and MVE sensitivities.

[1]	The Basel Committee published in May 2012 a consultative document, “Fundamental review of the trading book”, which, among other things, recommends the use of the expected shortfall as the main metric for measuring the market risk of trading activity.

The model requires a variety of inputs:

• Parameters inherent in the product.

• Performance parameters of the customer (in this case analysis of historic data is combined with the expert business view).

• Market data.

• Historic data of the portfolio.

Pre-payment treatment for certain assets

The pre-payment issue mainly affects fixed-rate mortgages in units where the relevant interest rate curves for the balance sheet (specifically for the portfolio of investment in fixed rate mortgages) are at low levels. In these units the risk is modelized and some changes can also be made to assets without defined maturity (credit card businesses and similar).

The usual techniques used to value options cannot be applied directly because of the complexity of the factors that determine the pre-payment of borrowers. As a result, the models for assessing options must be combined with empirical statistical models which seek to capture the prepayment performance. Some of the factors are:

•	Interest rate: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and opening costs;

•	Seasoning: pre-payment trend downward at the start of the instrument’s life cycle (signing of the contract) and upward and stabilizing as time passes;

•	Seasonality: the amortizations or early cancellations tend to take place at specific dates.

•	Burnout: decreasing trend in the speed of pre-payment as the instrument’s maturity approaches, which includes:

a) Age: defines low rates of pre-payment.

b) Cash pooling: defines as more stable those loans that have already overcome various waves of interest rate falls. In other words, when a portfolio of loans has passed one or more cycles of downward rates and thus high levels of pre-payment, the “surviving” loans have a significantly lower pre-payment probability.

c) Others: geographic mobility, demographic, social, available income factors, etc.

The series of econometric relations that seek to capture the impact of all these factors is the probability of pre-payment of a loan or pool of loans and is denominated the pre-payment model.

Value at Risk (VaR)

The Value at Risk for balance sheet activity and investment portfolios is calculated with the same standard as for trading: maximum expected loss under historic simulation with a confidence level of 99% and a time frame of one day. As for the trading portfolios, a time frame of two years, or 520 daily figures, is used, obtained from the reference date of the VaR calculation back in time.

2.2 Structural exchange rate risk/hedging of results

These activities are monitored via position measurements, VaR and results, on a daily basis.

2.3 Structural equity risk

These activities are monitored via position measurements, VaR and results, on a monthly basis.

D. Market risks in first half of 2013

1. Trading activity2

1.1. Value at Risk (VaR) analysis

Our risk performance with regard to trading activity in financial markets during the first half of 2013, measured by daily 99% Value at Risk “VaR” 3, is shown in the following graph.

EVOLUTION OF VaR FIRST HALF 2013. Million euros. VaR at 99%, with a time frame of one day

As the above graph shows, the risk of Grupo Santander’s total trading portfolio has evolved in a range between €14.7 and €25.6 million. The semiannual average risk was €19.7 million in terms of daily 99% VaR.

The VaR movements during the first half of 2013 were primarily due to fluctuations of exchange rate exposures in Brazil, equity exposures in UK and credit spreads exposures in Spain. The VaR reached its highest level, €25.6 million, on January 31st, mainly explained by the increase of risk in exchange rates in Brazil.

The risk histogram below shows the frequency distribution of average risk in terms of daily VaR during the first half of 2013. It shows that for around 90% of the period under review the risk levels fluctuated between €14 and €24 million.

[2]	Trading activity in financial markets
[3]	The definition and methodology for calculating VaR is in Section C, 1.1.

VaR RISK HISTOGRAM

VaR at 99%, with a time frame of one day

Risk by factor

The minimum, average, maximum and final risk values in 99% VaR terms during the first half of 2013 were as follows:

VaR STATISTICS BY RISK FACTOR4,5

Million euros. VaR at 99%, with a time frame of one day

		Minimum	Average	Maximum	Last
TOTAL TRADING	Total VaR	14.7	19.7	25.6	16.7
	Diversification effect	(12.0)	(17.9)	(34.7)	(21.7)
	Interest Rate VaR	10.7	13.8	21.3	12.5
	Equity VaR	4.2	7.6	11.7	5.2
	FX VaR	2.2	6.1	13.2	8.5
	Credit Spread VaR	6.2	9.8	16.4	11.8
	Commodities VaR	0.1	0.3	0.7	0.3
LATIN AMERICA	Total VaR	8.4	12.5	24.1	10.0
	Diversification effect	(1.8)	(6.3)	(16.1)	(10.6)
	Interest Rate VaR	7.7	10.1	22.1	9.8
	Equity VaR	0.9	4.0	8.1	3.2
	FX VaR	1.0	4.7	10.2	7.6
USA & ASIA	Total VaR	0.5	0.8	1.7	0.7
	Diversification effect	0.0	(0.5)	(1.1)	(0.5)
	Interest Rate VaR	0.4	0.7	1.5	0.6
	Equity VaR	0.0	0.2	1.8	0.1
	FX VaR	0.1	0.4	0.9	0.4
EUROPE	Total VaR	9.6	15.5	21.5	14.5
	Diversification effect	(9.7)	(16.0)	(26.8)	(15.2)
	Interest Rate VaR	6.2	9.6	18.5	8.3
	Equity VaR	3.0	6.0	9.2	4.4
	FX VaR	1.4	6.0	14.2	5.5
	Credit Spread VaR	5.8	9.6	15.1	11.2
	Commodities VaR	0.1	0.3	0.7	0.3
GLOBAL ACTIVITIES	Total VaR	0.9	1.4	2.3	1.3
	Diversification effect	(0.1)	(0.3)	(0.6)	(0.5)
	Interest Rate VaR	0.2	0.2	0.4	0.4
	Credit Spread VaR	0.9	1.3	2.3	1.3
	FX VaR	0.0	0.1	0.1	0.1
EUR million

[4]	The VaR of global activities includes operations that are not assigned to any particular country.
[5]	In Latin America, the U.S. and Asia, the VaR levels of the spread credit and commodity factors are not shown separately because of their scant or zero materiality.

The average VaR in the first half of 2013, €19.7 million, was somewhat higher than the average VaR in the first half of 2012, €15 million, mainly due to a risk increase on credit spread (€9.8 million vs. €7.2 million), interest rate (€13.8 million vs. €12.3 million) and exchange-rate (€6.1 million vs. €4.7 million).

VaR BY RISK FACTOR. VaR at 99% with a time frame of one day

The VaR evolution by risk factor during the first half of 2013 was generally stable. The risk related to interest rate and exchange rate exposure temporarily increased in May and June, respectively. In the first case, it was due to higher volatility in Brazilian local interest rate curves, and in the second case because of an increase in FX positions, also in Brazil.

Distribution of risks and results

•	Geographic distribution

Latin America contributed 33% of economic results and 39% of the Group’s total VaR in trading activity. Europe, whose treasury activity is more focused on providing service to professional and institutional clients compared with that of Latin America, contributed 60% of results and 60% of global risk. USA and Asia contributed 3% of results and 0.2% of global risk. Finally, Global Activities contributed 4% of total results and 0.5% of total VaR.

BINOMIAL VaR-MANAGEMENT RESULTS: GEOGRAPHIC DISTRIBUTION

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros)

The following chart shows that the risk assumption profile, in terms of 99% VaR, was relatively constant during the first the half of 2013. Monthly P&L has been also relatively stable, with the exception of January.

DISTRIBUTION OF RISK BY TIME AND RESULTS IN 1H 2013: PERCENTAGES OF THE FIRST HALF TOTALS

Average VaR (at 99%, with a time frame of one day) and annual accumulated management result (million euros)

The following histogram of frequencies shows the distribution of daily MtM results on the basis of their size in the first half of 2013. The daily yield was between €-6 and €+15 million on 108 days (85% of the market business days).

HISTOGRAM OF THE FREQUENCY OF DAILY RESULTS (MTM)

Daily results of management “clean” of commissions and intraday operations (million euros).

Number of days (%) in each range

Risk management of structured derivatives

Our structured derivatives activity (non-organized markets) is mainly focused on structuring investment and hedging products for clients. These transactions include options on equities, currencies and interest rate instruments.

The units where this activity mainly takes place are: Madrid (Santander), London, Brazil and Mexico.

Risk of structured derivatives (in terms of VaR 99%) moved in a range between €4.0 and €22.7 million.

Grupo Santander continued to have a very limited exposure to complex structured instruments or vehicles, reflecting a management culture in which prudent risk management is one of the main identifying features. At the end of June 2013, the Group had:

•	CDOs/CLOs: the position in illiquid CDOs / CLOs continues to be not relevant at €163 million, 21% less than at the end of 2012.

•	Hedge funds: the total gross exposure is not significant (€387 million at the end of June 2013) and most of it is through financing these funds (€166 million) or as counterparty risk in derivatives transactions (€175 million). The rest (€46 million) is direct participation in portfolio. This exposure has low levels of loan-to-value, of 27% (€1,413 million of collateral at the end of June 2013). The risk with this type of counterparty is analyzed case by case, establishing the percentages of collateral on the basis of the features and assets of each fund.

•	Conduits: No exposure.

•	Monolines: Santander’s exposure to bond insurance companies was €150 million at the end of June 2013, mainly indirect exposure, and €6 million by virtue of the guarantee provided by this type of entity to various financing or traditional securitization operations. The exposure in this case is double default, as the primary underlying assets are of high credit quality. The small remaining amount is direct exposure (for example, via purchase of protection from the risk of non-payment by any of these insurance companies through a credit default swap).

In short, the exposure to this type of instrument continued to decline in the first half of 2013. The existing exposure was largely obtained through integration of positions of institutions acquired in 2011, such as Alliance & Leicester and Sovereign (in 2008 and 2009, respectively). All these positions were known at the time of purchase, having been duly provisioned. These positions, since their integration in the Group, have been notably reduced, with the ultimate goal of eliminating them from the balance sheet.

Santander’s policy for the approval of new transactions in these products continues to be very prudent and conservative, and is subject to strict supervision by the Group’s senior management. Before approval is given for a new transaction, product or underlying asset, the risk division verifies:

•	the existence of an appropriate valuation model to monitor the value of each exposure: Mark-to-Market, Mark-to-Model or Mark-to-Liquidity.

•	whether the inputs enabling application of this valuation model are observable in the market.

Provided the two aforementioned conditions are met, the risk division ascertains:

•	the availability of adequate systems duly adapted for the calculation and daily monitoring of the results, positions and risks of the new transactions and

•	the degree of liquidity of the product or underlying asset, with a view to arranging the related hedge on a timely basis.

Test and calibration measures

During the first half of 2013, we continued to regularly conduct analysis and contrasting tests on the effectiveness of the Value at Risk (VaR) calculation model, obtaining the same conclusions that enable us to verify the model’s reliability. The objective of these tests is to determine whether it is possible to accept or reject the model used to estimate the maximum loss of a portfolio for a certain level of confidence and a specific time frame.

The most important test is backtesting, analyzed at the local and global levels by the market risk control units. The methodology of backtesting is implemented in the same way for all our portfolios and sub-portfolios.

Scenario Analysis

Various stress scenarios were calculated and analyzed regularly in 2013 (at least every month) at the local and global levels for all the trading portfolios and using the same suppositions by risk factor.

Maximum volatility scenario (Worst Case)

This scenario is given particular attention as it combines historic movements of risk factors with an ad hoc analysis in order to reject very unlikely combinations of variations (for example, sharp falls in stock markets together with a decline in volatility).

Regarding the variations, an historic volatility equivalent to six typical deviations is applied. The scenario is defined by taking each risk factor the movements which represents the greatest potential loss in the portfolio, rejecting the most unlikely combinations in economic-financial terms. For the end of June, that scenario implied, for the global portfolio, interest rate rises in Latin American markets and falls in core markets (“flight to quality”), declines in stock markets, depreciation of the US dollar against all the other currencies, greater volatility and credit spreads. The table below shows the results of this scenario at the end of June 2013.

The stress test shows that the economic loss suffered by the Group in its trading portfolios, in terms of the Mark-to-Market (MtM) result, would be, if the stress movements defined in the scenario materialized, €117.7 million, a loss that would be concentrated in Europe (credit spread, interest rates and exchange rate, in this order) and Latin America (exchange rate and interest rate).

MAXIMUM VOLATILITY STRESS SCENARIO (WORST CASE)

€ million	Interest Rate	Equity	Exchange Rate	Credit Spread	Commodity	Total
Total Trading	(42.4)	(6.3)	(31.5)	(37.3)	(0.3)	(117.7)
Europe	(23.4)	(1.4)	(13.5)	(33.4)	(0.3)	(71.9)
Latin America	(16.5)	(4.6)	(17.0)	—	—	(38.2)
United States	(1.6)	(0.3)	(0.7)	—	—	(2.6)
Global Activities	(0.9)	—	(0.2)	(3.9)	—	(5.1)

Other global stress test scenarios (similar for all the Group’s units) are established:

•	Abrupt crisis: ad hoc scenario with very sudden movements in markets. Rise in interest rate curves, sharp falls in stock markets, large appreciation of the dollar against the rest of currencies, rise in volatility and in credit spreads.

•	Crisis 11S: historic scenario of the September 11, 2001 attacks with a significant impact on the U.S. and global markets. It is sub-divided into two scenarios: 1) maximum accumulated loss until the worst moment of the crisis, and 2) maximum loss in a day. In both cases, there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Subprime crisis. Historic scenario of the U.S. mortgage crisis. The objective of the analysis is to capture the impact on results of the reduction in liquidity in the markets. The scenarios have two time frames (one day and 10 days): in both cases there are drops in stock markets and in interest rates in core markets and rises in emerging markets, and the dollar appreciates against the rest of currencies.

•	Sovereign crisis: the severest historic scenario by the Committee of European Banking Supervisors (CEBS) to measure the market’s shock capacity between April 15 and September 1, 2010. Given the Group’s international sphere, four geographic zones are distinguished (US, Europe, Latin America and Asia), interest rate rises, falls in stock markets and volatilities are established, rises in credit spreads and depreciation of the euro and Latin American currencies and appreciation of Asian currencies against the dollar.

Every month a consolidated stress test report is drawn up with explanations of the main changes in results for the various scenarios and units supervised by the global committee of market risks. An early warning mechanism has also been established so than when the loss of a scenario is high in historic terms and/or the capital consumed by the portfolio in question, the business executive is informed.

2. Non-Trading Activity6

2.1. Structural interest rate

Europe and the United States

Generally, in these mature markets and in a context of low interest rates, the general positioning has been to maintain balance sheets with positive sensitivity to interest rate rises, both for the net interest margin (NIM) as well as for the economic value (market value of equity, MVE).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

At the end of June 2013, the sensitivity of the NIM at one year to parallel rises of 100 basis points was concentrated in the euro interest rate curve, the U.S. dollar and sterling, with the parent bank, the U.S. subsidiary and Santander UK the units that contributed the most (€16 million, $54 million and £27 million, respectively). The sensitivity of the margin to the rest of convertible currencies is not significant.

At the same date, the main sensitivity of equity to parallel rises in the yield curve of 100 basis points was in the euro interest rate curve (€22 million). Regarding the dollar and sterling curves, the amounts were $219 million and £115 million, respectively.

Latin America

Due to differences in the macroeconomic context and the degree of maturity of these markets, the positioning with regard to the NIM was not homogeneous. There are countries with balance sheets positioned for interest rate rises and others for interest rate falls.

With regard to MVE, the general positioning of the balance sheets was such that the average duration of the asset was higher than that of the liability (negative sensitivity to interest rate rises).

In any case, the exposure level in all countries is very low in relation to the annual budget and the amount of equity.

[6]	Includes the entire balance sheet except for the trading portfolios.

EVOLUTION OF THE LATIN AMERICA STRUCTURAL INTEREST RISK PROFILE

Sensitivity of NIM and MVE to 100 basis points million euros

For Latin America as a whole, the consumption of risk as of June 2013, measured to 100 basis points of the financial margin7, was €128 million (€89 million at December 2012). It can be seen from the chart below that over 95% of the risk was concentrated in three countries: Brazil, Chile and Mexico.

NIM SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS

% of the total

Others: Argentina, Panama, Peru, Puerto Rico, Santander Overseas and Uruguay

At the end of June 2013, the region’s risk consumption, measured by the market value of equity sensitivity to 100 basis points, was €834 million (€916 million at the end of 2012). Over 95% of the asset value risk was concentrated in the same three countries: Brazil, Chile and Mexico.

[7]	Betas are used to aggregate the sensitivities of different curves.

MVE SENSITIVITY BY COUNTRIES TO 100 BASIS POINTS

% of the total

2.2. Structural exchange-rate risk/hedging of results

Structural exchange rate risk arises from Group operations in currencies, mainly related to permanent financial investments, and the results and hedging of these investments. This management is dynamic and seeks to limit the impact on equity of currency depreciations and optimize the financial cost of hedging.

As regards the exchange rate risk of permanent investments, the general policy is to finance them in the currency of the investment provided the depth of the market allows it and the cost is justified by the expected depreciation. One-off hedging is also done when a local currency could weaken against the euro beyond what the market estimates.

At June 2013, the largest exposures of a permanent nature (with potential impact on equity value) were concentrated in sterling, followed by Brazilian reales, U.S. dollars, Mexican pesos, Polish zlotys and Chilean pesos. We cover part of these positions of a permanent nature with exchange rate derivatives.

2.3. Structural equity risk

Santander maintains equity positions in its banking book in addition to those of the trading portfolio. These positions are maintained as portfolios available for sale (capital instruments) or as equity stakes, depending on their envisaged time in the portfolio.

These positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for those that do not. At the end of June 2013, the VaR at 99% with a one day time frame was €297.6 million (€281.4 million at the end of 2012).

2.4. Balance sheet market risk

With a homogeneous metric such as the VaR, the total market risk in the banking book can be monitored, distinguishing between fixed income (both interest rate as well the credit spread for the ALCO portfolios), exchange rate and equities.

Figures in millions of EUR

		June 30, 2013
	December 31, 2012	Low	Average	High	Period End
TOTAL	666.5	683.5	862.7	1,054.5	1,054.5

Trading	18.5	14.7	19.7	25.6	16.7
Non-Trading	659.0	387.6	857.9	1,051.3	1,051.3
Diversification Effect	(11.0)	281.2	(14.9)	(22.4)	(13.5)

The diversification effect is calculated as the sum of the individual or “stand alone” VaR of each portfolio minus the total VaR of the consolidated portfolio.

We calculate the VaR for full revaluation (individual pricers for each position) or second-order Taylor approximation for the most complex portfolios. We include several individual factors such as each interest rate curve involved, individual share prices, currencies and volatility matrices. For reporting purposes, we group them based on the primary factor (interest rate, equity, foreign exchange, credit spread and commodities).

Our daily VaR (considering each factor of interest rate risk, foreign exchange rate risk and equity price risk individually) were as set forth below.

Interest Rate Risk

Figures in millions of EUR

		June 30, 2013
	December 31, 2012	Low	Average	High	Period End
Interest Rate Risk
Trading	12.0	10.7	13.8	21.3	12.5
Non-Trading	517.5	580.6	777.2	931.0	931.0
Diversification Effect	(11.8)	(10.6)	(13.6)	(21.1)	(12.4)

TOTAL	517.6	580.7	777.3	931.2	931.1

Foreign Exchange Rate Risk

Figures in millions of EUR

		June 30, 2013
	December 31, 2012	Low	Average	High	Period End
Exchange Rate Risk
Trading	3.5	2.2	6.1	13.2	8.5
Non-Trading	207.3	235.4	291.1	320.5	312.6
Diversification Effect	(3.5)	(2.2)	(6.0)	(12.9)	(8.4)

TOTAL	207.3	235.4	291.2	320.7	312.7

Equity Price Risk

Figures in millions of EUR

		June 30, 2013
	December 31, 2012	Low	Average	High	Period End
Equity Price Risk
Trading	7.1	4.2	7.6	11.7	5.2
Non-Trading	281.4	283.3	288.3	297.6	297.6
Diversification Effect	(7.0)	(4.2)	(7.5)	(11.5)	(5.2)

TOTAL	281.5	283.4	288.4	297.8	297.6

The Group’s daily VaR estimates by activity were as set forth below.

Figures in millions of EUR

		June 30, 2013
	December 31, 2012	Low	Average	High	Period End
Trading
Interest Rate	12.0	10.7	13.8	21.3	12.5
Exchange Rate	3.5	2.2	6.1	13.2	8.5
Equity	7.1	4.2	7.6	11.7	5.2
Credit Spread	9.1	6.2	9.8	16.4	11.8
Commodities	0.3	0.1	0.3	0.7	0.3

TOTAL	18.5	14.7	19.7	25.6	16.7
Non-Trading Interest Rate
Interest Rate	517.5	580.6	777.2	931.0	931.0

Exchange Rate
Non-Trading Foreign Exchange
Exchange Rate	207.3	235.4	291.1	320.5	312.6

Non-Trading Equity
Equity	281.4	283.3	288.3	297.6	297.6

TOTAL	666.5	683.5	862.7	1,054.5	1,054.5

Interest Rate	517.5	580.6	777.2	931.0	931.0
Exchange Rate	207.3	235.4	291.1	320.5	312.6
Equity	281.4	283.3	288.3	297.6	297.6

E. Management of structural liquidity

Structural liquidity management aims to finance the Group’s recurring activity in optimum conditions of maturity and cost and avoid assuming undesired liquidity risks.

During the first half of 2013, commercial branches have continued taking deposits in most of the geographic areas, following the selective financing strategy of the Group considering their costs. Lending trends remained unchanged, with lower demand for loans in some developed markets, and higher demand in emerging markets as well as higher demand for loans in specific segments in the US and UK market as the Group is in the early stages of developing its franchise.

Notwithstanding the aforementioned, the different Group companies have maintained frequent issuance activity in the different wholesale funding markets during the year in order to continue strengthening their liquidity position and presence in the markets. The Group issued in the first half of 2013 €13,685 million of medium- and long-term issues, of which €11,452 million was senior debt and €2,233 million was covered bonds. Maturities of medium- and long-term debt amounted to €22,269 million in the first half of 2013, of which €15,705 million was senior debt, €6,365 million was covered bonds and €199 million was subordinated debt.

In short, all these actions have contributed to strengthen the Group’s balance sheet and helped maintain an appropriate liquidity position.

The main aspects in relation to structural management of liquidity during the first half of 2013 were:

•	Adequate position of structural liquidity. We are essentially a retail bank. Therefore, customer deposits are the main source of funds in our financing structure. These deposits, together with capital and similar instruments, enable us to address most of the Group’s liquidity needs.

Diversification of markets and instruments to obtain liquidity. We have an active presence in several wholesale markets, across the different countries where the Group operates. This strategy limits our dependence on specific markets and allows us to maintain a comfortable capacity of recourse to the markets.

•	As of June 30, 2013, the balance sheet of the Group was solid, as befits the Group’s retail nature. Lending, which accounted for around 72% of net assets, was fully financed by customer deposits and medium and long term funding. The Group has an adequate structure of medium and long-term issuances, well diversified by products (including, senior debt, mortgage backed securities, subordinated debts and preferred shares) with a moderately conservative maturity (3.8 years as of June 30, 2013). All of this results in moderate needs of recourse to short term wholesale financing at the Group level.

Our units in the area of convertible currencies and Latin America obtained a total of €7.4 billion and €5.6 billion, respectively, in medium and long-term issues in the wholesale markets during the first half of 2013.

At June 30, 2013, the Group’s structural liquidity surplus stood at €172 billion on a consolidated basis. This surplus is based mainly on fixed income securities (€128 billion), equities (€3 billion), net interbank markets and other credit institutions (€3 billion) and net deposits at central banks (€54 billion), partially offset by the short term funding balance.

•	High capacity to obtain liquidity on the balance sheet. As of June 30, 2013, we had a liquidity reserve over 200 billion. This reserve includes deposits in central banks and cash, unencumbered sovereign debt, undrawn credit lines granted by central banks, as well as other assets eligible as collateral and other undrawn credit lines in official institutions (FHLB, etc.), all of which reinforce the solid liquidity position of the Group and its subsidiaries.

•	Access to wholesale markets for liquidity on the basis of short and long-term ratings, which remained above the sovereign debt in the three main agencies.

•	Independence of the subsidiaries in funding within a coordinated liquidity management. The most important subsidiaries obtain their funding in wholesale markets in accordance with their needs, establishing their own liquidity and contingency plans, without recourse to lines from the Parent bank to finance their activity. An exception to this “rule” is Santander Consumer Finance (SCF) whose commercial activity is more liquidity demanding and traditionally relied on the Parent Company support. Nevertheless, this financial dependency has been reducing progressively during last years. The direct access by SCF to wholesale markets, mainly through securitizations and structured funding and the increase of its customer deposits is pulling SCF along the self-sufficiency path, according to Santander model.

The Group, as a holding company, carries out the functions of control and management, which means planning the funding needs, structuring the financing sources, optimizing their diversification by maturities, instruments and markets, as well as defining contingency plans.

In practice, the Group’s liquidity management consists of the following:

•	A liquidity plan is drawn up every year, based on the financing needs resulting from the business budgets. On the basis of these needs, and bearing in mind the limits on recourse to short-term markets, the annual issuance and securitization plan is established.

•	During the year the evolution of financing needs is regularly monitored, giving rise to changes to the plan; and

•	Control and analysis of liquidity risk. The main objective is to ensure that the Group maintains acceptable levels of liquidity to cover its financing needs in the short and long-term under normal market situations. Various control measures are used such as the liquidity gap and liquidity ratios.

Various scenarios are also analyzed (stress scenarios) in which additional needs are considered because of various rare but possible events. By doing this, a wide range of contingencies that could affect the Group with a greater or lesser probability are covered, which enable it to prepare the corresponding contingency plans.

F. Internal model

Grupo Santander had, at the end of June 2013, approval from the Bank of Spain for its internal market risk model for calculating regulatory capital in the trading portfolios of units in Spain, Chile, Mexico and Portugal. The Group’s objective is to gradually increase approval to the rest of units.

The regulatory capital consolidated by the internal model of market risks for Grupo Santander is obtained by adding the regulatory capital of each of the units for which there is the corresponding Bank of Spain approval. A conservative criterion is used for consolidating the Group’s capital, as it does not take into account the savings in capital derived from the diversification impact among various countries.

As a result of this approval, the regulatory capital of trading activity for the commented perimeter is calculated via advanced methods, using VaR as the fundamental metric, the stressed VaR and the incremental risk charge (IRC), in line with the new capital requirements demanded by the Basel agreements.

We closely co-operate with the Bank of Spain in order to advance in the perimeter susceptible of entering into the internal model (at the geographic and operational levels), as well as in analysis of the impact of new requirements, in line with the documents published by the Basel Committee to strengthen the capital of banks.

G. Capital Management

Capital management’s objective is to optimize its structure and its cost, from the regulatory and economic perspectives. Therefore, different tools and policies are utilized, such as capital increases and computable issuances (preferred and subordinated), results, dividend policy and securitizations.

With respect to capital ratios, Grupo Santander’s eligible stockholders’ equity was €65,388 million at June 30, 2013, representing a €21,713 million surplus over the minimum required by the Bank of Spain. In accordance with the criteria of the Bank for International Settlements (BIS II), at June 30, 2013 the BIS II ratio was 13.89%, Tier I was 12.00% and core capital was 11.11% (as compared to 13.09%, 11.17% and 10.33%, respectively, at December 31, 2012).

Item 6

Recent Events

Interim dividends

Scrip dividend

On May 31, 2013, pursuant to the Santander Dividendo Elección shareholder remuneration program, we announced that we were going to offer shareholders the option of receiving an amount equal to the first interim dividend in cash or in new shares.

On July 30, 2013, we informed that the trading period for the free allotment rights corresponding to the free-of-charge capital increase by means of which the Santander Dividendo Elección program is carried out ended on July 29, 2013.

The holders of 86.25% of the free allotment rights chose to receive new shares. Thus, the definitive number of ordinary shares of €0.5 of face value issued in the free-of-charge capital increase was 282,509,392, corresponding to 2.61% of the share capital, and the amount of the capital increase was €141,254,696. The value of the remuneration corresponding to the holders of free allotment rights who have requested new shares amounted to €1,398,421,490.40.

The shareholders holding the remaining 13.75% of the free allotment rights accepted Banco Santander’s irrevocable undertaking to acquire free allotment rights. Consequently, Banco Santander acquired 1,486,790,591 rights for a total gross consideration of €223,018,588.65. Banco Santander has waived the free allotment rights so acquired.

On October 14, 2013, in connection with the Santander Dividendo Elección shareholder remuneration program to be applied to the second 2013 interim dividend, we announced that, subject to the executive committee of Banco Santander’s prior resolution, shareholders will have the possibility to choose whether to receive cash or new shares. It is deemed that the gross price at which Grupo Santander will irrevocably commit to purchase rights, will be approximately €0.15 per right.

Directors and Senior Management

On April 25, 2013, we announced that Marcial Portela, head of the Group’s businesses in Brazil, resigned from his executive role. Jesús Zabalza is the new chief executive officer of Santander Brasil.

On April 29, 2013, Alfredo Sáenz communicated his voluntary resignation as second vice-chairman and chief executive officer and as of that date stopped being a member of the board. Javier Marín was appointed chief executive officer by the board. Until then, he had been head of the global insurance, asset management and private banking division.

The board also agreed the following:

(i) To appoint Matías R. Inciarte second vice-chairman. He is head of the Group’s risk management and chairman of the board’s risk committee. He stopped being third vice-chairman.

(ii) To accept the resignation of Manuel Soto as fourth vice-chairman and member of the board of directors, and to name in his place Juan Miguel Villar Mir as an independent director.

(iii) To appoint Guillermo de la Dehesa, an independent director, third vice-chairman. Guillermo de la Dehesa replaced Manuel Soto as chairman of the audit and compliance committee.

(iv) To appoint Javier Marín and Isabel Tocino to the executive committee of the board.

(v) To appoint Javier Marín a member of the international and the technology, productivity and quality committees.

(vi) To appoint Rodrigo Echenique a member of the board’s risk committee.

On May 7, 2013, we announced that Luis Moreno had been appointed head of the private banking, asset management and insurance division replacing Javier Marín.

On June 20, 2013, we announced that Javier San Félix was appointed head of the new retail banking division. As a result of the creation of this division, the America and the means of payment divisions were eliminated.

On June 20, 2013 we also announced the following organizational changes and appointments:

(i) Creation of a new human resources, organization and costs division headed by Jesús Cepeda.

(ii) José María Fuster will continue to head the technology and operations division.

(iii) Juan Guitard, until then head of the internal auditing division, is the new head of the risk division, replacing Javier Peralta who retired.

(iv) José Doncel, who was head of the management control area in the retail banking division in Spain (and previously financial controller in Banesto) is the new head of the internal auditing division.

(v) Once the legal integration of Banco Santander, Banesto and Banif has been completed, the retail banking division in Spain, headed by Enrique G. Candelas was renamed Santander Spain.

(vi) As a result of the creation of the resources, organization and costs division, the human resources division was eliminated.

On June 25, 2013, we announced that Luis Moreno, Jesús Cepeda and José Doncel were appointed executive vice presidents of Banco Santander.

On July 2, 2013, we announced that Ángel Rivera had been appointed head of the institutions and companies area in the retail banking division.

On July 16, 2013, we announced that Román Blanco was appointed chief executive officer of Santander Holdings USA, Inc. (SHUSA) and Sovereign Bank, N.A. replacing Jorge Morán.

In October 2013, José Luis G. Alciturri, executive vice president of Banco Santander, ceased to be in charge of the Group’s human resources.

Acquisitions, Dispositions, Reorganizations and Other Recent Events

Mergers by absorption of Banesto and Banco Banif

On December 17, 2012, we announced that we had resolved to approve the plan for the merger by absorption of Banesto and Banco Banif, S.A. as part of the restructuring of the Spanish financial sector. These transactions are part of a commercial integration which will bring Banesto and Banif under the Santander brand.

At their respective board of directors meetings held on January 9, 2013, the directors of the Bank and Banco Español de Crédito, S.A. (Banesto) approved the common draft terms of the merger by absorption of Banesto into the Bank with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to the Bank, which were acquired, by universal succession, the rights and obligations of the absorbed entity. As a result of the merger, the shareholders of Banesto, other than the Bank, received in exchange shares of the Bank.

January 1, 2013 was established as the date from which the transactions of Banesto shall be considered to have been performed for accounting purposes for the account of the Bank.

On March 22, 2013 and March 21, 2013, the general shareholders meetings of the Bank and Banesto, respectively, approved the terms of the merger.

On April 29, 2013, pursuant to the provisions of the terms of the merger and to the resolutions of the general shareholders’ meetings of both companies, the regime and procedure for the exchange of Banesto shares for shares of Banco Santander was made public. Banco Santander covered the exchange of Banesto shares with shares held as treasury stock based on the exchange ratio of 0.633 shares of Banco Santander, each with a nominal value of €0.50, for each share of Banesto, each with a nominal value of €0.79, without provision for any supplemental cash remuneration.

On May 3, 2013, the merger was registered with the Commercial Registry of Cantabria and the dissolution of Banesto was completed.

The directors of Banco Banif, S.A., at its board of directors meeting held on January 28, 2013, and the directors of Banco Santander, S.A., at its board of directors meeting held on that same day, approved the common drafts terms of the merger by absorption of Banco Banif, S.A. into Banco Santander, S.A. with the dissolution without liquidation of the former and the transfer en bloc of all its assets and liabilities to Banco Santander, S.A., which acquired, by universal succession, the rights and obligations of the absorbed entity.

On May 7, 2013, the merger was registered with the Commercial Registry of Cantabria and the dissolution of Banco Banif, S.A. was completed.

Invitation to tender American Securities for purchase

On March 6, 2013, we announced an invitation to all holders of callable subordinated notes series 22 issued by Santander Issuances, S.A. Unipersonal (the American Securities) to tender such Securities for purchase (the American Invitation). The American Securities are listed in the London Stock Exchange. The total principal amount of the American Securities comprising the American Invitation amounts to approximately US$ 257.5 million.

Banco Santander announced on March 14, 2013 the final aggregate principal amount accepted for purchase (US$ 26.6 million) and the final purchase prices as a consequence of the Tender Offers.

The Invitation was undertaken as a part of the Group’s active management of liabilities and capital, and focused on core capital generation as well as the optimization of the future interest expense.

Invitation to tender European Securities for purchase

On March 6, 2013, we announced an invitation to all holders of certain securities issued by Santander Issuances, S.A. Unipersonal and Santander Perpetual, S.A. Unipersonal (the European Securities) to tender such Securities for purchase (the European Invitation). The European Securities are subordinated and perpetual bonds listed in the Luxembourg Stock Exchange, corresponding to 15 different series. The total principal amount of the series comprising the Invitation amounts to approximately €6,575 million and GBP 2,243 million.

Banco Santander announced on March 14, 2013 the final aggregate principal amount accepted for purchase (€140.2 million and GBP 178.9 million) and the final purchase prices as a consequence of the European Invitation.

The European Invitation was undertaken as a part of the Group’s active management of liabilities and capital, and focused on core capital generation as well as the optimization of the future interest expense. The Invitation was also designed to provide liquidity in the market and to offer the holders of the European Securities the possibility to exit their investment in the European Securities.

Santander sells up to 5.2% of its Polish unit as KBC places its 16.2% in the market

On March 22, 2013, we announced that Banco Santander and KBC Bank completed the placement of 19,978,913 shares of Bank Zachodni WBK at a final price of 245 zlotys per share, amounting to a total of €1,171 million. Santander sold 4,852,949 shares, equal to 5.2% of BZ WBK’s capital, for €285 million, while KBC obtained €887 million for its 16.17% stake in BZ WBK.

The placement of these shares enabled Banco Santander to meet its commitment with the Polish regulator of a free float of the Polish unit of at least 30% by the end of 2014. Moreover, the transaction allowed KBC to divest the stake in BZ WBK it obtained as a result of the merger of its Polish subsidiary, Kredyt Bank, with Banco Santander’s unit, Bank Zachodni WBK. The remaining 70% of the capital is held by Santander, the controlling shareholder.

This transaction values Bank Zachodni WBK’s total share capital at €5,480 million. This valuation means that the investment made by Banco Santander in April, 2011, in BZ WBK has risen in value by 18%, taking into account the initial investment plus dividends received during the intervening two years. The impact of this transaction on the Santander Group’s capital is immaterial.

Agreement with Warburg Pincus and General Electric

On May 30, 2013, we entered into an agreement with affiliates of leading global private equity firms Warburg Pincus and General Atlantic to boost the global growth of our asset management unit, Santander Asset Management (SAM). Under the agreement, which is conditioned upon regulatory and corporate approvals, Warburg Pincus and General Atlantic will jointly hold a 50% stake in a holding company that will integrate SAM’s eleven asset management companies in the countries in which it operates. The remaining 50% will be owned by Grupo Santander.

The agreement with Warburg Pincus and General Atlantic values Santander’s asset management business at €2,047 million. The transaction, which is expected to be completed by the end of 2013, will generate a net capital gain of €700 million for Grupo Santander.

Formalities for initial public offering of Santander Consumer USA Inc

On July 5, 2013, Santander Consumer USA Inc. commenced procedures with the US Securities and Exchange Commission (“SEC”) for the authorization of the admission to listing of its shares and a public offering thereof. The commencement of procedures with the SEC does not mean that a final decision has been taken as to whether or not to proceed with the admission to trading or the public offering and, therefore, an admission date, an offering date or the number of shares to be sold, as the case may be, have not been determined.

Banco Santander (Brasil) to optimize its equity structure

On September 29, 2013, we announced that our subsidiary Banco Santander (Brasil) S.A. will optimize its equity structure by replacing common equity (Core Tier I) in an amount of Brazilian Reais 6,000 million (amount which will be distributed pro rata among its shareholders) with newly-issued instruments of an equivalent amount qualifying as Additional Tier I and Tier II capital, and which will be offered to Banco Santander (Brasil) S.A.’s shareholders.

We intend to subscribe a percentage of the newly issued instruments in proportion to our shareholding in Banco Santander (Brasil) S.A. (approximately 75%), as well as those not subscribed by the other shareholders of Banco Santander (Brasil) S.A.

The new structure will improve Banco Santander (Brasil) S.A.’s regulatory capital composition, by increasing the return on equity (ROE) while maintaining the total amount of regulatory capital and capital ratios (BIS II ratio of approximately 21.5% and fully loaded BIS III ratio of approximately 18.9%) above the other retail banks in Brazil.

The transaction will require obtaining the applicable regulatory clearances and the approval of the shareholders’ meeting of Banco Santander (Brasil) S.A.

Acquisition of a 51% interest in Financiera El Corte Inglés, E.F.C., S.A.

On October 7, 2013, we announced that Santander Consumer Finance, S.A. (“Santander Consumer”) had reached a strategic agreement with El Corte Inglés, S.A. (“El Corte Inglés”) in consumer finance and client financing which includes the acquisition to El Corte Inglés of a 51% interest in Financiera El Corte Inglés, E.F.C., S.A. (“Financiera El Corte Inglés”). El Corte Inglés will retain the remaining 49%.

Financiera El Corte Inglés is a consumer finance business that provides financing for the acquisition of all sorts of goods and services of the entities of the El Corte Inglés group. El Corte Inglés group is a leading retailer in Spain and the top department store business in the country.

The transaction values Financiera El Corte Inglés in €415 million. It is expected that El Corte Inglés will receive prior to closing a special dividend of approximately €140 million. Thus, Santander Consumer will pay a price of approximately €140 million for the 51% stake of Financiera El Corte Inglés.

Financiera El Corte Inglés will have a seven member Board, of which Santander Consumer will appoint four members and El Corte Inglés the remaining three.

Closing of the transaction is conditional upon, inter alia, the required regulatory and antitrust approvals. It is expected that closing will take place in the first quarter of 2014.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table shows the repurchases of shares made by the Bank or any of its affiliates during the first six months of 2013:

2013	(a) Total number of shares (or units) purchased	(b) Average price paid per share (or unit)	(c) Total number of shares (or units) purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
January	90,075,748	6.09	—	—
February	112,269,278	5.74	—	—
March	97,141,521	5.85	—	—
April	207,763,046	5.25	—	—
May	65,672,628	4.45	—	—
June	58,291,496	4.63	—	—
Total	631,213,717

During the first six months of 2013, all purchases and sales of equity securities were made in open-market transactions.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 6-K and that it has duly caused and authorized the undersigned to sign this report on its behalf.

BANCO SANTANDER, S.A.

By:	/s/ José Antonio Álvarez
	Name:	José Antonio Álvarez
	Title:	Chief Financial Officer

Date: October 21, 2013

INDEX TO FINANCIAL STATEMENTS

(a)	Index to Financial Statements

SANTANDER GROUP

CONDENSED CONSOLIDATED BALANCE SHEETS AT JUNE 30, 2013 (UNAUDITED) AND DECEMBER 31, 2012

(Millions of euros)

ASSETS	Note	06/30/13	12/31/12	LIABILITIES AND EQUITY	Note	06/30/13	12/31/12
CASH AND BALANCES WITH CENTRAL BANKS	9	81,673	118,488	FINANCIAL LIABILITIES HELD FOR TRADING	9	139,904	143,242
FINANCIAL ASSETS HELD FOR TRADING	5	169,729	177,917	OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	9	54,779	45,418
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	5	40,118	28,356	FINANCIAL LIABILITIES AT AMORTIZED COST	9	910,139	959,321
AVAILABLE-FOR-SALE FINANCIAL ASSETS	5	105,616	92,266	CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		117	598
LOANS AND RECEIVABLES	5	730,764	756,858	HEDGING DERIVATIVES		5,424	6,444
HELD-TO-MATURITY INVESTMENTS	5	—	—	LIABILITIES ASSOCIATED WITH NON- CURRENT ASSETS HELD FOR SALE		1	2
CHANGES IN THE FAIR VALUE OF HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		1,859	2,274	LIABILITIES UNDER INSURANCE CONTRACTS		1,091	1,425
HEDGING DERIVATIVES		8,420	7,936	PROVISIONS	10	15,116	16,148
				TAX LIABILITIES:		6,855	7,765
NON-CURRENT ASSETS HELD FOR SALE	6	4,546	5,700	Current		4,903	5,162
				Deferred		1,952	2,603
INVESTMENTS:		5,012	4,454
Associates		2,175	1,957	OTHER LIABILITIES		8,298	7,962
Jointly controlled entities		2,837	2,497

				TOTAL LIABILITIES		1,141,724	1,188,325

INSURANCE CONTRACTS LINKED TO PENSIONS		429	405	SHAREHOLDERS’ EQUITY:	11	83,202	81,334
				Share capital		5,405	5,161
REINSURANCE ASSETS		357	424	Share premium		37,119	37,412
				Reserves		38,205	37,153
TANGIBLE ASSETS:	7	13,949	13,860	Other equity instruments		297	250
Property, plant and equipment		9,979	10,315	Less: Treasury shares		(79)	(287)
Investment property		3,970	3,545	Profit for the period attributable to the Parent		2,255	2,295
				Less: Dividends and remuneration	3	—	(650)
INTANGIBLE ASSETS:	8	26,989	28,062
Goodwill		23,878	24,626	VALUATION ADJUSTMENTS:	11	(11,903)	(9,474)
Other intangible assets		3,111	3,436	Available-for-sale financial assets		(262)	(249)
				Cash flow hedges		(265)	(219)
TAX ASSETS:		25,265	27,053	Hedges of net investments in foreign operations		(2,614)	(2,957)
Current		5,692	6,111	Exchange differences		(5,914)	(3,013)
Deferred		19,573	20,942	Non-current assets held for sale		—	—
				Entities accounted for using the equity method		(216)	(152)
OTHER ASSETS		8,392	5,547	Other valuation adjustments		(2,632)	(2,884)
				NON-CONTROLLING INTERESTS	11	10,095	9,415
				Valuation adjustments		(811)	(308)
				Other		10,906	9,723

				EQUITY		81,394	81,275

TOTAL ASSETS		1,223,118	1,269,600	TOTAL LIABILITIES AND EQUITY		1,223,118	1,269,600

				MEMORANDUM ITEMS:
				CONTINGENT LIABILITIES		43,347	45,033
				CONTINGENT COMMITMENTS		186,257	216,042

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated balance sheet at June 30, 2013.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Millions of euros)

		(Debit) Credit
	Note	06/30/13	06/30/12
INTEREST AND SIMILAR INCOME	12	26,373	30,408
INTEREST EXPENSE AND SIMILAR CHARGES		(13,000)	(15,023)
INTEREST INCOME/(CHARGES)		13,373	15,385
INCOME FROM EQUITY INSTRUMENTS	12	204	277
INCOME FOR COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD		268	256
FEE AND COMMISSION INCOME	12	6,350	6,344
FEE AND COMMISSION EXPENSE		(1,302)	(1,176)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (net)	12	1,419	1,683
EXCHANGE DIFFERENCES (net)		429	(200)
OTHER OPERATING INCOME	12	3,261	3,186
OTHER OPERATING EXPENSES		(3,392)	(3,334)
TOTAL INCOME		20,610	22,421
ADMINISTRATIVE EXPENSES		(8,827)	(8,941)
Personnel expenses		(5,129)	(5,221)
Other general administrative expenses		(3,698)	(3,720)
DEPRECIATION AND AMORTIZATION CHARGE		(1,169)	(1,036)
PROVISIONS (net)		(1,178)	(860)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (net)	5	(6,013)	(9,016)
IMPAIRMENT LOSSES ON OTHER ASSETS (net)	7	(206)	(123)
GAINS/(LOSSES) ON DISPOSAL OF ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	2	708	653
GAINS FROM BARGAIN PURCHASES ARISING IN BUSINESS COMBINATIONS		—	—
GAINS/(LOSSES) ON NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	6	(213)	(393)
OPERATING PROFIT/(LOSS) BEFORE TAX		3,712	2,705
INCOME TAX		(891)	(543)
PROFIT FOR THE PERIOD FROM CONTINUING OPERATIONS		2,821	2,162
PROFIT (LOSS) FROM DISCONTINUED OPERATIONS (net)		(14)	28
CONSOLIDATED PROFIT FOR THE PERIOD		2,807	2,190
Profit attributable to the Parent		2,255	1,749
Profit attributable to non-controlling interests		552	441
EARNINGS PER SHARE:
From continuing and discontinued operations:
Basic earnings per share (euros)	3	0.21	0.18
Diluted earnings per share (euros)	3	0.21	0.18
From continuing operations:
Basic earnings per share (euros)	3	0.21	0.18
Diluted earnings per share (euros)	3	0.21	0.18

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated income statement for the six-month period ended June 30, 2013.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Millions of euros)

	Note	06/30/13	06/30/12
CONSOLIDATED PROFIT FOR THE PERIOD		2,807	2,190
OTHER RECOGNIZED INCOME AND EXPENSE:		(2,933)	(2,716)
Items that may be reclassified subsequently to profit or loss for the period		(3,337)	(2,695)
Available-for-sale financial assets:		(418)	(1,714)
Revaluation gains/(losses)	5	242	(1,462)
Amounts transferred to income statement		(660)	(252)
Other reclassifications		—	—
Cash flow hedges:		(41)	(279)
Revaluation gains/(losses)		231	(158)
Amounts transferred to income statement		(272)	(147)
Amounts transferred to initial carrying amount of hedged items		—	—
Other reclassifications		—	26
Hedges of net investments in foreign operations:	11	407	(1,394)
Revaluation gains/(losses)		379	(1,388)
Amounts transferred to income statement		28	(6)
Other reclassifications		—	—
Exchange differences:	11	(3,433)	167
Revaluation gains/(losses)		(3,396)	161
Amounts transferred to income statement		(37)	13
Other reclassifications		—	(7)
Non-current assets held for sale:		—	—
Revaluation gains/(losses)		—	—
Amounts transferred to income statement		—	—
Other reclassifications		—	—
Entities accounted for using the equity method:		(65)	13
Revaluation gains/(losses)		(72)	11
Amounts transferred to income statement		7	13
Other reclassifications		—	(11)
Income tax		213	512
Items that will not be reclassified subsequently to profit or loss for the period		404	(21)
Actuarial gains/(losses) on pension plans	11	756	(26)
Income tax		(352)	5

TOTAL RECOGNIZED INCOME AND EXPENSE		(126)	(526)

Attributable to the Parent		(174)	(779)
Attributable to non-controlling interests		48	253

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of recognized income and expense for the six-month period ended June 30, 2013.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 12/31/12	5,161	73,915	250	(287)	2,205	(6,590)	9,672	84,326
Adjustments due to changes in accounting policies	—	—	—	—	90	(2,884)	(257)	(3,051)
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	5,161	73,915	250	(287)	2,295	(9,474)	9,415	81,275
Total recognized income and expense	—	—	—	—	2,255	(2,429)	48	(126)
Other changes in equity	244	1,409	47	208	(2,295)	—	632	245
Capital increases/(reductions)	244	(248)	—	—	—	—	—	(4)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	81	—	—	—	—	81
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(412)	—	—	—	—	(325)	(737)
Transactions involving own equity instruments (net)	—	(59)	—	208	—	—	—	149
Transfers between equity items	—	2,288	7	—	(2,295)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	176	176
Equity-instrument-based payments	—	—	(36)	—	—	—	—	(36)
Other increases/(decreases) in equity	—	(160)	(5)	—	—	—	781	616
Balance at 06/30/13	5,405	75,324	297	(79)	2,255	(11,903)	10,095	81,394

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2013.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Millions of euros)

	Equity attributable to the Parent
	Shareholders’ equity
	Share capital	Share premium and reserves less dividends and remuneration	Other equity instruments	Less: Treasury shares	Profit for the period attributable to the Parent	Valuation adjustments	Non-controlling interests	Total equity
Balance at 12/31/11	4,455	62,633	8,708	(251)	5,351	(4,482)	6,445	82,859
Adjustments due to changes in accounting policies	—	—	—	—	(21)	(1,933)	(91)	(2,045)
Adjustments due to errors	—	—	—	—	—	—	—	—
Adjusted beginning balance	4,455	62,633	8,708	(251)	5,330	(6,415)	6,354	80,814
Total recognized income and expense	—	—	—	—	1,749	(2,529)	253	(527)
Other changes in equity	263	5,517	(2,570)	192	(5,330)	—	1,463	(465)
Capital increases/(reductions)	263	713	(980)	—	—	—	—	(4)
Conversion of financial liabilities into equity	—	—	—	—	—	—	—	—
Increases in other equity instruments	—	—	98	—	—	—	—	98
Reclassification from/to financial liabilities	—	—	—	—	—	—	—	—
Distribution of dividends	—	(496)	—	—	—	—	(177)	(673)
Transactions involving own equity instruments (net)	—	(10)	—	192	—	—	—	182
Transfers between equity items	—	5,330	—	—	(5,330)	—	—	—
Increases/(decreases) due to business combinations	—	—	—	—	—	—	(2)	(2)
Equity-instrument-based payments	—	—	(20)	—	—	—	—	(20)
Other increases/(decreases) in equity	—	(20)	(1,668)	—	—	—	1,642	(46)
Balance at 06/30/12	4,718	68,150	6,138	(59)	1,749	(8,944)	8,070	79,822

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2013.

SANTANDER GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2013 AND 2012

(Millions of euros)

	Note	06/30/13	06/30/12
A. CASH FLOWS FROM OPERATING ACTIVITIES		(32,129)	(10,319)

Consolidated profit for the period		2,807	2,190
Adjustments made to obtain the cash flows from operating activities:		9,239	11,683
Depreciation and amortization		1,169	1,036
Other adjustments		8,070	10,647
Net increase/(decrease) in operating assets and liabilities:		(43,128)	(22,634)
Operating assets		(29,609)	(54,175)
Operating liabilities		(13,519)	31,541
Income tax recovered/(paid)		(1,047)	(1,558)

B. CASH FLOWS FROM INVESTING ACTIVITIES		670	1,757

Payments:		(1,177)	(870)
Tangible assets	7	(546)	(856)
Intangible assets		(541)	(1)
Investments		(90)	(13)
Subsidiaries and other business units		—	—
Non-current assets held for sale and associated liabilities		—	—
Held-to-maturity investments		—	—
Other payments related to investing activities		—	—
Proceeds:		1,847	2,627
Tangible assets	7	243	378
Intangible assets		143	—
Investments		—	—
Subsidiaries and other business units	2	1,097	991
Non-current assets held for sale and associated liabilities	6	364	1,258
Held-to-maturity investments		—	—
Other proceeds related to investing activities		—	—

C. CASH FLOWS FROM FINANCING ACTIVITIES		(1,519)	(1,392)

Payments:		(5,065)	(4,895)
Dividends	3	(412)	(637)
Subordinated liabilities		(1,239)	(996)
Redemption of own equity instruments		—	—
Acquisition of own equity instruments	11	(3,414)	(3,109)
Other payments related to financing activities		—	(153)
Proceeds:		3,546	3,503
Subordinated liabilities		—	—
Issuance of own equity instruments		—	—
Disposal of own equity instruments	11	3,281	3,291
Other proceeds related to financing activities		265	212

D. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(3,837)	149

E. NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(36,815)	(9,805)

F. CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		118,488	96,524

G. CASH AND CASH EQUIVALENTS AT END OF PERIOD		81,673	86,719

COMPONENTS OF CASH AND CASH EQUIVALENTS AT END OF PERIOD
Cash		5,835	5,451
Cash equivalents at central banks		75,838	81,268
Other financial assets		—	—
Less—Bank overdrafts refundable on demand		—	—

TOTAL CASH AND CASH EQUIVALENTS AT END OF PERIOD		81,673	86,719

The accompanying explanatory Notes 1 to 16 are an integral part of the unaudited condensed consolidated statement of cash flows for the six-month period ended June 30, 2013.

Banco Santander, S.A. and Companies composing Santander Group

Explanatory Notes to the half-yearly unaudited condensed consolidated financial statements for the six-month period ended June 30, 2013

1. Introduction, basis of presentation of the interim condensed consolidated financial statements and other information

a)	Introduction

Banco Santander, S.A. (“the Bank” or Banco Santander) is a private-law entity subject to the rules and regulations applicable to banks operating in Spain. The Bylaws and other public information on the Bank can be consulted on the website of the Bank (www.santander.com) and at its registered office at Paseo de Pereda 9-12, Santander.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries that engage in various business activities and which compose, together with it, Santander Group (“the Group” or Santander Group).

The Group’s interim condensed consolidated financial statements for the six-month period ended June 30, 2013 (“half-yearly financial statements”) were prepared and signed by the Group’s directors at the board meeting held on July 23, 2013. The Group’s consolidated financial statements for 2012 were approved by the shareholders at the Bank’s annual general meeting on March 22, 2013.

b)	Basis of presentation of the half-yearly financial statements

Under Regulation (EC) no. 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements for the years beginning on or after January 1, 2005 in accordance with the International Financial Reporting Standards (IFRSs) previously adopted by the European Union.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004, of December 22, on Public and Confidential Financial Reporting Rules and Formats.

The Group’s consolidated financial statements for 2012 were formally prepared by the Bank’s directors (at the board meeting on January 28, 2013) in accordance with International Financial Reporting Standards as adopted by the European Union and with Bank of Spain Circular 4/2004 and in compliance with IFRS as issued by the International Accounting Standards Board (“IFRS – IASB” and together with IFRS adopted by the European Union, “IFRS”), using the basis of consolidation, accounting policies and measurement bases described in Note 2 to the aforementioned consolidated financial statements and, accordingly, they presented fairly the Group’s consolidated equity and consolidated financial position at December 31, 2012 and the consolidated results of its operations, the consolidated recognized income and expense, the changes in consolidated equity and the consolidated cash flows in 2012. The aforementioned basis of consolidation, accounting policies and measurement bases were in conformity with the IFRSs approved by the International Accounting Standards Board (IASB).

These half-yearly financial statements were prepared and are presented in accordance with IAS 34, Interim Financial Reporting, for the preparation of interim condensed financial statements, in conformity with Article 12 of Royal Decree 1362/2007, and taking into account the requirements of Circular 1/2008, of January 30, of the Spanish National Securities Market Commission (CNMV). The aforementioned half-yearly financial statements will be included in the half-yearly financial report for 2013 to be presented by the Group in accordance with the aforementioned CNMV Circular 1/2008.

In accordance with IAS 34, the interim financial report is intended only to provide an update on the content of the latest annual consolidated financial statements authorized for issue, focusing on new activities, events and circumstances occurring during the six-month period, and does not duplicate information previously reported in the latest annual consolidated financial statements authorized for issue. Consequently, these half-yearly financial statements do not include all the information required of complete consolidated financial statements prepared in accordance with International Financial Reporting Standards and, accordingly, for a proper comprehension of the information included in these half-yearly financial statements, they should be read together with the Group’s consolidated financial statements for the year ended December 31, 2012.

The accounting policies and methods used in preparing these half-yearly financial statements are the same as those applied in the consolidated financial statements for 2012, taking into account the standards and interpretations that came into force in the first half of 2013 or have been early adopted in the European Union. In this connection it should be noted that the following standards and interpretations came into force for the Group or have been early adopted in the European Union in the first half of 2013:

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income—the amendments require items to be classified into items that will be reclassified (recycled) to profit or loss in subsequent periods and items that will not be reclassified.

•	Amendments to IAS 19, Employee Benefits—these amendments eliminate the corridor under which until January 1, 2013 entities were permitted to opt not to recognize at the end of the reporting period a certain portion of the actuarial gains and losses disclosed on measurement of the pension obligations and to defer said recognition (see Note 2.v to the consolidated financial statements for the year ended December 31, 2012). When these amendments come into effect, all actuarial gains and losses must be recognized immediately. The amendments also include significant changes in the presentation of cost components, as a result of which the service cost relating to post-employment benefit obligations (past service cost and plan curtailments and settlements) and net interest cost will be recognized in profit or loss and the remeasurement component (comprising basically actuarial gains and losses) will be recognized in Equity—Valuation adjustments and may not be reclassified to profit or loss.

Set forth below is reviewed information on the accounting policies applied in the recognition of defined benefit plan obligations following the aforementioned amendments:

Defined benefit plans

Plan assets are defined as those that will be used directly to settle obligations and that meet the following conditions:

•	They are not owned by the consolidated entities, but by a legally separate third party that is not a party related to the Group.

•	They are only available to pay or fund post-employment benefits and they cannot be returned to the consolidated entities unless the assets remaining in the plan are sufficient to meet all the benefit obligations of the plan and of the entity to current and former employees, or they are returned to reimburse employee benefits already paid by the Group.

If the Group can look to an insurer to pay part or all of the expenditure required to settle a defined benefit obligation, and it is practically certain that said insurer will reimburse some or all of the expenditure required to settle that obligation, but the insurance policy does not qualify as a plan asset, the Group recognizes its right to reimbursement -which, in all other respects, is treated as a plan asset- under Insurance contracts linked to pensions on the asset side of the consolidated balance sheet.

Post-employment benefits are recognized as follows:

•	Service cost is recognized in the consolidated income statement and includes:

•	Current service cost, i.e. the increase in the present value of the obligations resulting from employee service in the current period, under Personnel expenses.

•	Past service cost, i.e. the change in the present value of the obligations resulting from employee service in prior periods due to a change in the plan or to a reduction, under Provisions (net).

•	Any gain or loss arising from plan settlements, under Provisions (net).

•	Net interest on the net defined benefit liability (asset), i.e. the change in the year in the net liability (asset) as a result of the passage of time, is recognized under Interest expense and similar charges.

•	The remeasurement of the net defined benefit liability (asset) is recognized in equity through the consolidated statement of recognized income and expense and includes:

•	Actuarial gains and losses generated in the period, i.e. differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions.

•	The return on plan assets, less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

•	IFRS 13, Fair Value Measurement—this IFRS replaces the previous rules concerning fair value contained in various standards with a single standard. It does not modify the criteria set out in other standards for measuring assets and liabilities at fair value, but rather contains more extensive guidance about how fair value should be determined. IFRS 13 is applicable to the measurement of both financial and non-financial items and it introduces new disclosure requirements.

•	Amendments to IFRS 7, Offsetting Financial Assets and Financial Liabilities—these amendments introduce new disclosures to be included in the annual financial information for financial assets and financial liabilities that are presented net in the balance sheet and for other instruments subject to an enforceable netting arrangement.

•	IFRS 10, Consolidated Financial Statements—this standard supersedes the previous IAS 27 and SIC 12, and introduces a single control-based consolidation model, irrespective of the nature of the investee. IFRS 10 modifies the previous definition of control. The new definition of control sets out the following three elements of control: power over the investee; exposure, or rights, to variable returns from involvement with the investee; and the ability to use power over the investee to affect the amount of the investor’s returns.

•	IFRS 11, Joint Arrangements—this standard supersedes the previous IAS 31. The fundamental change introduced by IFRS 11 with respect to the current standard is the elimination of the option of proportionate consolidation for jointly controlled entities, which will begin to be accounted for using the equity method.

•	IFRS 12, Disclosure of Interests in Other Entities—this standard represents a single standard presenting the disclosure requirements for interests in other entities (whether they be subsidiaries, associates, joint arrangements or other interests) and includes new disclosure requirements. The objective of this standard is to require an entity to disclose information that enables users of its financial statements to evaluate the nature of its interests in other entities (control), the possible restrictions on its ability to access or use assets and settle liabilities, the risks associated with its interests in unconsolidated structured entities, etc.

•	Amendments to IAS 27 and IAS 28 (revised)—These amendments reflect the changes arising from the new IFRS 10 and IFRS 11 described above.

The application of the aforementioned accounting standards and interpretations did not have any material effects on the Group’s half-yearly financial statements, except for the impact of the amendments to IAS 19 (see Note 1.f).

Lastly, at the date of preparation of these half-yearly consolidated financial statements, the following standards and interpretations which effectively come into force after June 30, 2013, in addition to those detailed in the Group’s consolidated financial statements for the year ended December 31, 2012, had not yet been adopted by the European Union:

•	IFRIC 21, Levies (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) – provides clarifying guidance on when to recognize a liability to pay a levy that is accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, and on obligations to pay a levy whose timing and amount is certain. The obligation to pay is recognized when the activity that triggers the payment of the levy occurs.

•	Amendments to IAS 36, Impairment of Assets (mandatory for reporting periods beginning on or after January 1, 2014, early application permitted) – eliminates the requirement to present certain disclosures on the recoverable amount of each cash-generating unit and introduces the obligation to disclose information on the recoverable amount of assets in relation to which an impairment loss was recognized or reversed in the year.

•	Amendments to IAS 39, Financial Instruments: Recognition and Measurement. Novation of Derivatives and Continuation of Hedge Accounting (obligatory for reporting periods beginning on or after January 1, 2014, early application permitted) – introduces an exception to the application of the discontinuation of hedge accounting for novations in which, as a consequence of laws or regulations, the original counterparty of the hedging instrument is replaced by one or more central counterparties, such as clearing agencies, provided that other changes to the hedging instrument are limited to those that are necessary to effect such a replacement of the counterparty.

The Group is currently analyzing the possible effects of these new standards and interpretations.

c)	Use of estimates

The consolidated results and the determination of consolidated equity are sensitive to the accounting policies, measurement bases and estimates used by the directors of the Bank in preparing the half-yearly financial statements. The main accounting policies and measurement bases are set forth in Note 2 to the consolidated financial statements for 2012.

In the half-yearly financial statements estimates were occasionally made by the senior management of the Bank and of the consolidated entities in order to quantify certain of the assets, liabilities, income, expenses and obligations reported herein. These estimates, which were made on the basis of the best information available, relate basically to the following:

1.	The income tax expense, which, in accordance with IAS 34, is recognized in interim periods based on the best estimate of the weighted average tax rate expected by the Group for the full financial year;

2.	The impairment losses on certain assets—loans and receivables, non-current assets held for sale, investments, tangible assets, intangible assets and tax assets;

3.	The assumptions used in the calculation of the post-employment benefit liabilities and commitments and other obligations;

4.	The useful life of the tangible and intangible assets;

5.	The measurement of goodwill arising on consolidation; and

6.	The fair value of certain unquoted assets and liabilities.

In the six-month period ended June 30, 2013 there were no significant changes in the estimates made at 2012 year-end other than those indicated in these half-yearly financial statements.

d)	Other matters

i. Disputed corporate resolutions

The objection to certain resolutions adopted by the Bank’s shareholders at the general meetings on January 18, 2000, March 4, 2000, March 10, 2001, February 9, 2002, June 24, 2002, June 21, 2003, June 19, 2004, June 18, 2005 and June 11, 2010 is described in Note 1.d.i) to the Group’s consolidated financial statements for the year ended December 31, 2012.

There were no material changes in this connection from the date of formal preparation of the Group’s consolidated financial statements for 2012 to the date of formal preparation of these half-yearly financial statements.

The Bank’s directors and its legal advisers consider that the objections to the aforementioned corporate resolutions will have no effect on the Group’s half-yearly financial statements.

ii. Credit assignment transactions

The developments since 1992 in relation to certain claims brought against the Group in connection with certain credit assignment transactions performed are described in Note 1.d.ii) to the Group’s consolidated financial statements for the year ended December 31, 2012.

There were no material changes in this connection from the date of formal preparation of the Group’s consolidated financial statements for 2012 to the date of formal preparation of these half-yearly financial statements.

e)	Contingent assets and liabilities

Note 2.o to the Group’s consolidated financial statements for the year ended December 31, 2012 includes information on the contingent assets and liabilities at that date. There were no significant changes in the Group’s contingent assets and liabilities from December 31, 2012 to the date of formal preparation of these half-yearly financial statements.

f)	Comparative information

The information for 2012 contained in these half-yearly financial statements is presented for comparison purposes only with the information relating to the six-month period ended June 30, 2013.

Pursuant to the applicable accounting standards, the balances relating to the first half of 2012 and to the reporting period ended December 31, 2012 presented in these financial statements were restated as set forth below in order to allow for a better comparison of information.

a)	The application at December 31, 2012 of the amendments to IAS 19, Employee Benefits, described in Note 1.b, increased Provisions—Provision for pensions and similar obligations and Tax assets by EUR 3,276 million and EUR 1,185 million, respectively, and reduced Equity (mainly Valuation adjustments), Other assets and Tax liabilities by EUR 3,051 million, EUR 1,213 million and EUR 254 million, respectively, with respect to the balances presented in the consolidated financial statements for the year ended December 31, 2012. The aforementioned effect on equity is presented in Adjustments due to changes in accounting policies in the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2013; similarly, the effect on equity at December 31, 2011 (EUR 2,045 million) is presented in the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2012.

Lastly, the aforementioned change to standards increased the profit attributable to the Group for the first half of 2012 by EUR 46 million with respect to the profit reported in the half-yearly financial statements at June 30, 2012.

b)	Presentation of the Santander UK card business, which was acquired from the GE Group in prior years, as discontinued operations. Accordingly, the balances contributed by this unit (EUR 1,370 million) were eliminated from Loans and receivables and were presented under Non-current assets held for sale; also, the profit contributed by this unit was eliminated from the relevant line items in the income statement, and it was presented in aggregate under Profit (loss) from discontinued operations (net).

Additionally, in order to interpret the changes in the balances with respect to December 2012, it is necessary to take into consideration the exchange rate effect arising from the volume of foreign currency balances held by the Group in view of its geographic diversity (see Note 51.b to the consolidated financial statements for the year ended December 31, 2012) and the impact of the appreciation/depreciation of the various currencies against the euro in the first six months of 2013, considering the exchange rates at the end of the six-month period, was as follows: Mexican peso (+0.84%), US dollar (+0.87%), Brazilian real (-6.45%), pound sterling (-4.79%), Chilean peso (-4.50%) and Polish zloty (-6.08%).

g)	Seasonality of the Group’s transactions

In view of the business activities carried on by the Group entities, their transactions are not cyclical or seasonal in nature. Therefore, no specific disclosures are included in these explanatory notes to the condensed consolidated financial statements for the six-month period ended June 30, 2013.

h)	Materiality

In determining the note disclosures to be made on the various items in the financial statements or other matters, the Group, in accordance with IAS 34, took into account their materiality in relation to the half-yearly financial statements.

i)	Events after the reporting period

It should be noted that from July 1, 2013 to October 21, 2013 on which the financial statements for the first half of 2013 were authorized for issue, the following significant events occurred at Santander Group:

•	On July 5, 2013, Santander Consumer USA Inc. commenced procedures with the US Securities and Exchange Commission (“SEC”) for the authorization of the admission to listing of its shares and a public offering thereof. The commencement of procedures with the SEC does not mean that a final decision has been taken as to whether or not to proceed with the admission to trading or the public offering and, therefore, an admission date, an offering date or the number of shares to be sold, as the case may be, have not been determined.

•	At its meeting of July 11, 2013, the Bank’s executive committee resolved to apply the “Santander Dividendo Elección” program on the dates on which the first interim dividend is traditionally paid, whereby the shareholders were offered the option of receiving an amount equivalent to said dividend, the gross amount of which was EUR 0.15 per share, in shares or cash.

•	On September 29, 2013, we announced that our subsidiary Banco Santander (Brasil) S.A. will optimize its equity structure by replacing common equity (Core Tier I) in an amount of Brazilian Reais 6,000 million (amount which will be distributed pro rata among its shareholders) with newly-issued instruments of an equivalent amount qualifying as Additional Tier I and Tier II capital, and which will be offered to Banco Santander (Brasil) S.A.’s shareholders. We intend to subscribe a percentage of the newly issued instruments in proportion to its shareholding in Banco Santander (Brasil) S.A. (approximately 75%), as well as those not being subscribed by the remaining shareholders of Banco Santander (Brasil) S.A. The new structure will improve Banco Santander (Brasil) S.A.’s regulatory capital composition, by increasing the return on equity (ROE) while maintaining the total amount of regulatory capital and capital ratios (BIS II ratio of approximately 21.5% and fully loaded BIS III ratio of approximately 18.9%) above the other retail banks in Brazil. The transaction will require obtaining the applicable regulatory clearances and the approval of the shareholders’ meeting of Banco Santander (Brasil) S.A.

•	On October 7, 2013, we announced that Santander Consumer Finance, S.A. (“Santander Consumer”) had reached a strategic agreement with El Corte Inglés, S.A. (“El Corte Inglés”) in consumer finance and client financing which includes the acquisition to El Corte Inglés of a 51% interest in Financiera El Corte Inglés, E.F.C., S.A. (“Financiera El Corte Inglés”). El Corte Inglés will retain the remaining 49%. Financiera El Corte Inglés is a consumer finance business that provides financing for the acquisition of all sorts of goods and services of the entities of the El Corte Inglés group. El Corte Inglés group is a leading retailer in Spain and the top department store business in the country. The transaction values Financiera El Corte Inglés in €415 million. It is expected that El Corte Inglés will receive prior to closing a special dividend of approximately €140 million. Thus, Santander Consumer will pay a price of approximately €140 million for the 51% stake of Financiera El Corte Inglés. Financiera El Corte Inglés will have a seven member Board, of which Santander Consumer will appoint four members and El Corte Inglés the remaining three. Closing of the transaction is conditional upon, inter alia, the required regulatory and antitrust approvals. It is expected that closing will take place in the first quarter of 2014.

j)	Condensed consolidated statements of cash flows

The following terms are used in the condensed consolidated statements of cash flows with the meanings specified:

•	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value, irrespective of the portfolio in which they are classified.

The Group classifies as cash and cash equivalents the balances recognized under Cash and balances with central banks in the condensed consolidated balance sheet.

•	Operating activities: the principal revenue-producing activities of credit institutions and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

2. Santander Group

Appendices I, II and III to the consolidated financial statements for the year ended December 31, 2012 provide relevant information on the Group companies at that date and on the equity-accounted Group companies.

Also, Note 3 to the aforementioned consolidated financial statements includes a description of the most significant acquisitions and disposals of companies performed by the Group in 2012, 2011 and 2010.

The table below provides detailed information on the most representative acquisitions and disposals of ownership interests in the aforementioned and other entities, as well as on other significant corporate transactions, performed in the first half of 2013:

BUSINESS COMBINATIONS OR OTHER ACQUISITIONS OR INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES (CURRENT PERIOD)
Name of entity (or line of business) acquired or merged	Category	Effective transaction date (mm/dd/yy)	Cost (net) of the combination (a) + (b) (millions of euros)		% of voting power acquired	% of total voting power at entity after acquisition
			Amount (net) paid in acquisition + other costs directly attributable to combination (a)	Fair value of equity instruments issued for acquisition of entity (b)
Banco Santander de Negocios Colombia	Incorporation	06/17/13	35	—	99.99%	99.99%
Bank of Beijing Consumer Finance Company	Acquisition	05/21/13	38	—	20.00%	20.00%
Fortune Auto Finance Co., Ltd	Incorporation	01/25/13	32	—	50.00%	50.00%
SAM Investment Holdings Limited	Incorporation	06/19/13	210	—	100.00%	100.00%
SAM UK Investment Holdings Limited	Incorporation	06/18/13	212	—	100.00%	100.00%
Santander Brasil Gestão de Recursos Ltda.	Incorporation	06/28/13	210	—	100.00%	100.00%
Santander Elavon Merchant Services Entidad de Pago, S.L.	Acquisition	04/09/13	88	—	49.00%	49.00%

DECREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES, JOINT VENTURES AND/OR INVESTMENTS IN ASSOCIATES AND OTHER SIMILAR TRANSACTIONS (CURRENT PERIOD)
Name of entity (or line of business) disposed of, spun off or derecognized	Category	Effective transaction date (mm/dd/yy)	% of voting power disposed of or derecognized	% of total voting power at entity after disposal	Gain/(loss) (millions of euros)
Aegón Santander Generales Seguros y Reaseguros, S.A. and Aegón Santander Vida Seguros y Reaseguros, S.A. (*)	Sale	06/03/13	51.00%	49.00%	270
Banco Banif, S.A. (Sole-Shareholder Company)	Merger	05/07/13	100.00%	0.00%	—
Banco Español de Crédito, S.A.	Merger	05/03/13	100.00%	0.00%	—
BZ WBK Finanse & Leasing S.A.	Merger	03/29/13	100.00%	0.00%	—
SFS Corp.	Merger	06/28/13	100.00%	0.00%	—

(*)	Formerly Santander Generales Seguros y Reaseguros, S.A. and Santander Vida Seguros y Reaseguros, S.A., respectively.

The most significant transactions performed in the six-month period were as follows:

Merger of Bank Zachodni WBK and Kredyt Bank in Poland

On February 28, 2012, the Group announced that Banco Santander, S.A. and KBC Bank NV had entered into an investment agreement to merge their two subsidiaries in Poland, Bank Zachodni WBK and Kredyt Bank, and the merger took place in the first few days of 2013 following the obtainment of the related authorization from the Polish financial supervisory authorities (KNF).

The detail of the provisional fair values of the identifiable assets acquired and liabilities assumed at the business combination date, the cost of the investment and the goodwill is as follows:

Millions of euros
Cash and balances with central banks	351
Loans and receivables—loans and advances to customers (*)	6,767
Available-for-sale assets	2,547
Other assets (**)	692

Total assets	10,357

Deposits from credit institutions	1,414
Customer deposits	7,620
Other liabilities	642

Total liabilities	9,676

Net asset value	681

Non-controlling interests	(169)

Cost of investment	838

Goodwill at January 2013 (***)	326

(*)	EUR 122 million of additional impairment losses were considered in estimating the fair value of the loans and receivables.
(**)	The estimate identified intangible assets amounting to EUR 51 million.
(***)	Belongs to the Bank Zachodni WBK cash-generating unit.

Following the transaction, the Group controlled approximately 75.2% of the post-merger entity and KBC Bank NV controlled approximately 16.2%, with the remaining 8.6% being owned by non-controlling interests. On March 22, 2013, Banco Santander and KBC Bank NV completed the placement of all the shares owned by KBC Bank NV and 5.2% of the share capital of Bank Zachodni WBK held by the Group in the market for EUR 285 million, which gave rise to an increase of EUR 288 in Minority interests. Following this transaction, the Group holds 70% of the share capital of Bank Zachodni WBK.

Insurance business in Spain

In June 2013, having obtained the relevant authorizations from the Directorate-General of Insurance and Pension Funds and from the European competition authorities, the agreement entered into with Aegón in December 2012 to strengthen the bancassurance business in Spain was finalized.

By means of this agreement Aegón acquired a 51% ownership interest in two Group insurance companies, one for life insurance and the other for general insurance, for which it paid EUR 220 million, and the Group retained the remaining 49% of their share capital.

The aforementioned agreement envisages shared management responsibility by this entity and the Group and includes the execution of a distribution agreement for the sale of insurance products in Spain for 25 years through commercial networks.

As a result of this transaction, the Group recognized a gain of EUR 385 million under Gains (losses) on disposal of assets not classified as non-current assets held for sale (EUR 270 million net of tax), of which EUR 186 million related to the fair value recognition of the 49% ownership interest retained by the Group.

Agreement with Elavon Financial Services Limited

On October 19, 2012, Banco Santander, S.A. announced that it had entered into an agreement with Elavon Financial Services Limited to jointly develop the payment services business in Spain through point-of-sale credit and debit card terminals at merchants.

This transaction involves the creation of a joint venture 51% owned by Elavon and 49% owned by Santander, to which Santander Group transfers its aforementioned payment services business in Spain (excluding the former Banesto).

The transaction was completed in the first half of 2013 and generated a gain of EUR 122 million (EUR 85 million net of tax).

Merger of Banco Santander, S.A. with Banco Español de Crédito S.A. and Banco Banif, S.A. (Sole-Shareholder Company)

On December 17, 2012, Banco Santander, S.A. announced that it had resolved to approve the plan for the merger by absorption of Banco Español de Crédito, S.A. (Banesto) and Banco Banif, S.A. (Sole-Shareholder Company) as part of the restructuring of the Spanish financial sector.

On January 9, 2013, the boards of directors of Banco Santander, S.A. and Banesto approved the common draft terms of merger. Also, on January 28, 2013, the boards of directors of Banco Santander, S.A. and Banco Banif, S.A. (Sole-Shareholder Company) approved the related common draft terms of merger. The draft terms of merger were approved by the shareholders of Banco Santander, S.A. and Banesto at the annual general meetings held on March 22 and 21, respectively.

On April 29, 2013, pursuant to the common draft terms of merger and the resolutions of the shareholders at annual general meetings of the two companies, Banco Santander, S.A. announced the regime and procedure for the exchange of shares of Banesto for those of Banco Santander, S.A. Banco Santander, S.A. exchanged the Banesto shares for treasury shares at a ratio of 0.633 shares of Banco Santander, S.A., of EUR 0.5 par value each, for each share of Banesto, of EUR 0.79 par value each, without any additional cash payment. As a result of this exchange, Minority interests fell by EUR 455 million.

On May 3, 2013, the public deed of the merger by absorption of Banesto, which was extinguished, was registered at the Cantabria Mercantile Registry. Also, on April 30, the public deed of the merger by absorption of Banco Banif S.A. (Sole-Shareholder Company) was executed, and this entity was extinguished. The public deed was registered at the Cantabria Mercantile Registry on May 7, 2013.

Other transactions

Agreement with Warburg Pincus and General Atlantic

On May 30, 2013, the Group announced that it had entered into an agreement with subsidiaries of Warburg Pincus and General Atlantic to foster the global development of its asset management unit, Santander Asset Management (SAM). According to the terms and conditions of the agreement, which has not yet secured the related company and regulatory approvals, Warburg Pincus and General Atlantic will together own 50% of the holding company which will comprise SAM’s management companies in the eleven countries in which it operates, while the other 50% will be held by the Group.

This transaction is expected to be completed before 2013 year-end.

3. Shareholder remuneration system and earnings per share

a)	Shareholder remuneration system

The cash remuneration paid by the Bank to its shareholders in the first six months of 2013 and 2012 was as follows:

	First half of 2013			First half of 2012
	% of par value	Euros per share	Amount (millions of euros)	% of par value	Euros per share	Amount (millions of euros)
Ordinary shares	7.91%	0.0395	412	14.10%	0.0705	637
Other shares (non-voting, redeemable, etc.)	—	—	—	—	—	—

Total remuneration paid	7.91%	0.0395	412	14.10%	0.0705	637

Remuneration paid out of profit	4.13%	0.0201	213	3.18%	0.0159	142
Remuneration paid with a charge to reserves or share premium	3.78%	0.0189	199	10.92%	0.0546	495
Remuneration paid in kind	—	—	—	—	—	—

The shareholder remuneration scheme (“Santander Dividendo Elección”) approved by the shareholders at the annual general meeting of March 30, 2012 offered shareholders the possibility of opting to receive an amount equal to the third interim dividend for 2012 and the final dividend for that year (fourth dividend for 2012), respectively, in cash or new shares.

In addition to the EUR 412 million in cash shown in the foregoing table (of which EUR 213 million relate to the amount of the third interim dividend for 2012 and EUR 199 million to the amount of the final dividend for 2012—fourth dividend of that year), in the first half of 2013 EUR 2,737 million were assigned to shareholder remuneration in the form of shares.

b)	Earnings per share from continuing and discontinued operations

i. Basic earnings per share

Basic earnings per share are calculated by dividing the net profit attributable to the Group by the weighted average number of ordinary shares outstanding during the period, excluding the average number of treasury shares held in the period.

Accordingly:

	06/30/13	06/30/12
Net profit attributable to the Parent (millions of euros)	2,255	1,749
Of which:
Profit (Loss) from discontinued operations (millions of euros)	(14)	28
Profit from continuing operations (millions of euros)	2,269	1,721
Weighted average number of shares outstanding	10,548,077	9,045,468
Assumed conversion of convertible debt	—	489,554

Adjusted number of shares	10,548,077	9,535,022

Basic earnings per share (euros)	0.21	0.18

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.21	0.18

ii. Diluted earnings per share

In calculating diluted earnings per share, the amount of profit attributable to ordinary shareholders and the weighted average number of shares outstanding, net of treasury shares, are adjusted for all the dilutive effects inherent to potential ordinary shares (share options, warrants and convertible debt instruments).

Accordingly, diluted earnings per share were determined as follows:

	06/30/13	06/30/12
Net profit attributable to the Parent (millions of euros)	2,255	1,749
Dilutive effect of changes in profit for the period arising from potential conversion of ordinary shares	—	—

Net profit attributable to the Parent (millions of euros)	2,255	1,749

Of which:
Profit (Loss) from discontinued operations (millions of euros)	(14)	28

Profit from continuing operations (millions of euros)	2,269	1,721

Weighted average number of shares outstanding	10,548,077	9,045,468
Dilutive effect of:
Assumed conversion of convertible debt	—	489,554
Options/ receipt of shares	61,757	70,913

Adjusted number of shares	10,609,834	9,605,935

Diluted earnings per share (euros)	0.21	0.18

Of which: from discontinued operations (euros)	0.00	0.00

from continuing operations (euros)	0.21	0.18

4. Remuneration and other benefits paid to the Bank’s directors and senior managers

Note 5 to the Group’s consolidated financial statements for the year ended December 31, 2012 includes the detail of the remuneration and other benefits paid to the Bank’s directors and senior managers in 2012 and 2011.

On April 29, 2013, the board of directors took on record the resignation of Mr Alfredo Sáenz from his position as second deputy chairman and managing director, and also the resignation of Mr Manuel Soto from his position as fourth deputy chairman and director of the Bank. At the same board meeting, the directors also resolved, by co-optation, to appoint Mr Javier Marín Romano as director and managing director and Mr Juan Miguel Villar Mir as non-executive director.

The most salient data relating to the aforementioned remuneration and benefits for the six-month periods ended June 30, 2013 and 2012 are summarized as follows:

Remuneration of directors (1)

	Thousands of euros
	06/30/13	06/30/12
Members of the board of directors:
Type of remuneration-
Fixed salary remuneration of executive directors	4,856	5,016
Variable remuneration in cash of executive directors	—	—
Attendance fees of directors	743	693
By-law stipulated annual directors’ emoluments	—	—
Other (except insurance premiums) (2)	1,216	740

Sub-total	6,815	6,449
Transactions involving shares and/or other financial instruments (3)	—	—

Total	6,815	6,449

(1)	The notes to the annual consolidated financial statements for 2013 will contain detailed and complete information on the remuneration paid to all the directors, including executive directors. The foregoing amounts reflect the remuneration for the full period regardless of the number of months in which the directors held a seat on the board of directors.
(2)	Includes the amount relating to the dividends and/or interest paid in the period by virtue of the conditions agreed upon in the related deferred remuneration plans.
(3)	In keeping with the disclosure requirements detailed in Note 5.a to the Group’s consolidated financial statements at December 31, 2012, variable remuneration in either cash or shares is considered to be the maximum amount of remuneration for the year approved by the directors.

Other benefits of the directors

	Thousands of euros
	06/30/13	06/30/12
Members of the board of directors:
Other benefits-
Advances	—	—
Loans granted	6,245	9,631
Pension funds and plans: contributions	1,546	611
Pension funds and plans: obligations assumed	109,610	222,769
Life insurance premiums	537	591
Guarantees provided for directors	—	—

Also, for their membership of Group company boards of directors, in the first half of 2013 Lord Burns received EUR 353 thousand (first half of 2012: EUR 333 thousand) in his capacity as non-executive chairman of the board of directors of the Group companies Santander UK plc, Mr Matías Rodríguez Inciarte received EUR 42 thousand in the first half of 2013 (first half of 2012: EUR 28 thousand) as non-executive director of U.C.I., S.A., and Mr Vittorio Corbo Lioi received EUR 222 thousand in the first half of 2013 (first half of 2012: EUR 215 thousand) as non-executive director of Banco Santander—Chile and for the provision of advisory services to this entity, and EUR 9 thousand as non-executive director of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México.

Remuneration of senior managers (1) (2)

	Thousands of euros
	06/30/13	06/30/12
Senior management:
Total remuneration of senior management (3)	17,583	17,341

(1)	The above amounts reflect the half-yearly remuneration irrespective of the months in which the senior managers have held positions as members of the Bank’s general management, and they exclude the remuneration of executive directors.
(2)	The number of senior managers of the Bank, excluding executive directors, increased from 23 in the first half of 2012 to 26 in the first half of 2013.
(3)	Includes the amount relating to the dividends and/or interest paid in the period by virtue of the conditions agreed upon in the related deferred remuneration plans.

The annual variable remuneration (or bonus) for 2012 paid to the directors and the other members of senior management was disclosed in the information on remuneration set forth in the notes to the financial statements for that year. Similarly, the variable remuneration allocable to 2013 profit or loss, which will be submitted for approval by the board of directors, will be disclosed in the notes to the financial statements for 2013.

5. Financial assets

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial assets, other than the balances relating to Cash and balances with central banks and Hedging derivatives, at June 30, 2013 and December 31, 2012 is as follows:

	Millions of euros
	06/30/13
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	8,151	21,353	—	50,996	—
Loans and advances to customers	13,776	14,389	—	671,984	—
Debt instruments	51,275	3,695	100,811	7,784	—
Equity instruments	5,090	681	4,805	—	—
Trading derivatives	91,437	—	—	—	—

	169,729	40,118	105,616	730,764	—

	Millions of euros
	12/31/12
	Financial assets held for trading	Other financial assets at fair value through profit or loss	Available- for-sale financial assets	Loans and receivables	Held-to- maturity investments
Loans and advances to credit institutions	9,843	10,272	—	53,785	—
Loans and advances to customers	9,162	13,936	—	696,014	—
Debt instruments	43,101	3,460	87,724	7,059	—
Equity instruments	5,492	688	4,542	—	—
Trading derivatives	110,319	—	—	—	—

	177,917	28,356	92,266	756,858	—

b)	Sovereign risk with peripheral European countries

The detail at June 30, 2013 and December 31, 2012, by type of financial instrument, of the Group credit institutions’ sovereign risk exposure to Europe’s peripheral countries and of the short positions held with them, taking into consideration the scope established by the European Banking Authority (EBA) in the analyses performed on the capital needs of European credit institutions, is as follows:

Exposure to sovereign risk by peripheral country (*)	06/30/13
	Debt instruments			Loans and advances to customers (**)	Total
	Financial assets held for trading and Other financial assets at fair value through profit or loss		Available-for- sale financial assets
	Borrowings	Short positions
Spain	8,557	(3,781)	39,743	17,634	62,153
Portugal	149	—	2,089	767	3,005
Italy	1,853	—	82	—	1,935
Greece	—	—	—	—	—
Ireland	—	—	—	—	—

(*)	Information prepared under EBA standards. Therefore, the sovereign risk of the Group’s insurance companies (EUR 5,306 million) is not included.
(**)	Presented without taking into account the valuation adjustments recognized (EUR 34 million).

Exposure to sovereign risk by peripheral country (*)	12/31/12
	Debt instruments			Loans and advances to customers (**)	Total
	Financial assets held for trading and Other financial assets at fair value through profit or loss		Available-for- sale financial assets
	Borrowings	Short positions
Spain	6,580	(2,070)	25,005	16,844	46,359
Portugal	94	—	1,460	644	2,198
Italy	353	—	82	40	475
Greece	—	—	—	—	—
Ireland	—	—	—	—	—

(*)	Information prepared under EBA standards. Therefore, the sovereign risk of the Group’s insurance companies (EUR 4,276 million) is not included.
(**)	Presented without taking into account the valuation adjustments recognized (EUR 20 million).

c)	Valuation adjustments for impairment of financial assets

c.1) Available-for-sale financial assets

At June 30, 2013, the Group analyzed the changes in the fair value of the various assets composing this portfolio and charged net impairment losses of EUR 33 million to the income statement (first half of 2012: EUR 68 million). Accordingly, most of the changes in value of these assets are presented in equity under Valuation adjustments—Available-for-sale financial assets (see Note 11). The changes in valuation adjustments in the six-month period are recognized in the consolidated statement of recognized income and expense.

c.2) Loans and receivables

The changes in the balance of the allowances for impairment losses on the assets included under Loans and receivables in the six-month periods ended June 30, 2013 and December 31, 2012 were as follows:

	Millions of euros
	06/30/13	06/30/12
Balance at beginning of period	25,467	18,858

Impairment losses charged to income for the period	6,508	9,575
Of which:
Individually assessed	8,355	10,636
Collectively assessed	591	683
Impairment losses reversed with a credit to income	(2,438)	(1,744)
Changes in the scope of consolidation	—	(272)
Write-off of impaired balances against recorded impairment allowance	(5,439)	(6,045)
Exchange differences and other changes	(631)	(724)

Balance at end of period	25,905	21,392

Of which:
By method of assessment:
Individually assessed	22,302	17,633
Of which, arising from country risk	48	52
Collectively assessed	3,603	3,759

Previously written-off assets recovered in the first six months of 2013 amounted to EUR 528 million (first six months of 2012: EUR 627 million). Considering these amounts and those recognized under Impairment losses charged to income in the foregoing table, the impairment losses on loans and receivables amounted to EUR 5,980 million in the first half of 2013 (first half of 2012: EUR 8,948 million). If the impairment losses on available-for-sale financial assets (see Note 5.c.1) are added to these amounts, total impairment losses on financial assets amounted to EUR 6,013 million and EUR 9,016 million for the six-month periods ended June 30, 2013 and 2012, respectively.

The first half of 2012 saw a significant increase in credit loss provisions due mainly to the increasing exposures in emerging countries and a rise in non-performing loans ratios seen in significant units such as Brazil, Portugal and, mainly, Spain, especially in the portfolio of financing granted for real estate development and construction. The first half of 2012 was characterized by major uncertainty in the face of the deterioration of the eurozone crisis. Spain plunged into recession, with an increasingly negative contribution by domestic demand and weak consumer spending and expenditure levels, and the new Spanish government approved a set of significant fiscal adjustment measures, all of which had an adverse effect on the economic and financial position of borrowers and the value of property assets, leading to higher provisioning requirements.

The changes in provisions in the first half of 2013 reflected slower growth in the non-performing loans ratio, compared with the previous period, in significant units in which the Group operates, such as Brazil, the UK, the US, Santander Consumer Finance and Portugal. Also, in the last twelve months the Group continued its efforts towards reducing the portfolio of financing granted for real estate development and construction in Spain, which amounted to a net total of only EUR 7,501 million at June 30, 2013.

d)	Impaired assets

The detail of the changes in the six-month periods ended June 30, 2013 and 2012 in the balance of financial assets classified as loans and receivables and considered to be impaired due to credit risk is as follows:

	Millions of euros
	06/30/13	06/30/12
Balance at beginning of period	35,361	31,310
Net additions	9,241	8,872
Written-off assets	(5,439)	(6,045)
Changes in scope of consolidation	699	(625)
Exchange differences and other	(807)	33

Balance at end of period	39,055	33,545

This amount, after deducting the related allowances, represents the Group’s best estimate of the fair value of the impaired assets.

e)	Fair value of financial assets not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial assets measured at other than fair value and their respective fair values at June 30, 2013:

	Millions of euros
	06/30/13
	Carrying amount	Fair value
Loans and receivables:
Loans and advances to credit institutions	50,996	51,217
Loans and advances to customers	671,984	676,509
Debt instruments	7,784	7,772

ASSETS	730,764	735,498

6. Non-current assets held for sale

The detail, by nature, of the Group’s non-current assets held for sale at June 30, 2013 and December 31, 2012 is as follows:

	Millions of euros
	06/30/13	12/31/12
Tangible assets	4,486	4,259
Of which:
Foreclosed assets	4,447	4,196
Of which: Property assets in Spain	3,958	3,674
Other tangible assets held for sale	39	63
Other assets	60	1,441

	4,546	5,700

At June 30, 2013, the allowance that covers the value of the foreclosed assets amounted to EUR 4,655 million (December 31, 2012: EUR 4,416 million), which represents a coverage ratio of 51.1% of the gross value of the portfolio (December 31, 2012: 51.3%). The net charge in the first half of 2013 amounted to EUR 141 million (first half of 2012: EUR 217 million).

In the first half of 2013, the Group sold non-current assets held for sale for a net total of approximately EUR 436 million, giving rise to losses of EUR 72 million which are recognized under Gains/(losses) on non-current assets held for sale not classified as discontinued operations in the condensed consolidated income statement for the first half of 2013.

Other assets in the foregoing table at December 31, 2012 included EUR 1,370 million relating to assets in Santander UK’s card business (see Note 1.f). The card business was sold by the Group on May 10, 2013 at a loss of EUR 14 million which is recognized under Profit (loss) from discontinued operations in the condensed consolidated income statement for the six-month period ended June 30, 2013.

7. Tangible assets

a)	Changes in the period

In the first six months of 2013 and 2012 tangible asset items were acquired for EUR 546 million and EUR 856 million, respectively.

Also, in the first six months of 2013 tangible asset items were disposed of with a carrying amount of EUR 190 million (first six months of 2012: EUR 347 million), giving rise to a net gain of EUR 53 million (first six months of 2012: EUR 31 million).

b)	Impairment losses

In the first six months of 2013 tangible asset items (mainly investment property) were impaired by EUR 132 million (first six months of 2012: EUR 77 million).

c)	Property, plant and equipment purchase commitments

At June 30, 2013 and 2012, the Group did not have any significant commitments to purchase property, plant and equipment items.

8. Intangible assets

a)	Goodwill

The detail of Goodwill at June 30, 2013 and December 31, 2012, based on the companies giving rise thereto, is as follows:

	Millions of euros
	06/30/13	12/31/12
Santander UK	8,669	9,105
Banco Santander (Brazil)	6,581	7,035
Bank Zachodni WBK	2,382	2,210
Santander Holdings USA	1,570	1,556
Santander Consumer Holding (Germany)	1,315	1,315
Banco Santander Totta	1,040	1,040
Banco Santander Chile	753	788
Grupo Financiero Santander (Mexico)	563	558
Other companies	1,005	1,019

	23,878	24,626

The changes from December 31, 2012 to June 30, 2013 relate to exchange losses (EUR 1,074 million) which, pursuant to current regulations, were recognized with a credit to Valuation adjustments—Exchange differences in equity through the consolidated statement of recognized income and expense, and to the goodwill generated in the merger between Bank Zachodni WBK and Kredyt Bank in Poland (EUR 326 million – see Note 2).

Note 17 to the consolidated financial statements for the year ended December 31, 2012 includes detailed information on the procedures followed by the Group to analyze the potential impairment losses on the goodwill recognized with respect to its recoverable amount and to recognize the related impairment, as appropriate.

Accordingly, based on the analysis performed of the available information on the performance of the various cash-generating units which might evidence the existence of indications of impairment, the Group’s directors concluded that in the first half of 2013 there were no impairment losses which required recognition.

b)	Other intangible assets

In the first half of 2013 there were no significant impairment losses with respect to items classified as Other intangible assets.

9. Financial liabilities

a)	Breakdown

The detail, by nature and category for measurement purposes, of the Group’s financial liabilities, other than hedging derivatives, at June 30, 2013 and December 31, 2012 is as follows:

	Millions of euros
	06/30/13			12/31/12
	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost	Financial liabilities held for trading	Other financial liabilities at fair value through profit or loss	Financial liabilities at amortized cost
Deposits from central banks	5,398	1,650	15,867	1,128	1,014	50,938
Deposits from credit institutions	8,523	14,548	82,248	8,292	10,862	80,732
Customer deposits	17,569	32,427	594,938	8,897	28,638	589,104
Marketable debt securities	1	6,154	182,452	1	4,904	201,064
Trading derivatives	89,935	—	—	109,743	—	—
Subordinated liabilities	—	—	16,118	—	—	18,238
Short positions	18,478	—	—	15,181	—	—
Other financial liabilities	—	—	18,516	—	—	19,245

	139,904	54,779	910,139	143,242	45,418	959,321

By the end of 2011, the European Central Bank (ECB) implemented extraordinary monetary policy measures, expanding the list of eligible collateral and launching three-year auctions, among others, in order to provide liquidity to the market. The Group took part in these auctions and it placed a substantial portion of the funds taken in deposits with the ECB, as a form of liquidity insurance. This, combined with the strategy of replacing repurchase agreements processed through clearing houses with asset discounting at the ECB, led to an increase in balances held with central banks.

In January 2013, at the earliest possible moment, the Group paid back EUR 24,000 million, i.e. the total funds bid at the December 2011 auction. Subsequently, the Group continued to pay back funds, amounting to a total of EUR 33,400 million.

b)	Information on issues, repurchases or reimbursements of debt instruments

Following is a detail, at June 30, 2013 and 2012, of the outstanding balance of the debt instruments which at these dates had been issued by the Bank or any other Group entity. Also included is the detail of the changes in this balance in the first six months of 2013 and 2012:

	Millions of euros
	06/30/13
	Outstanding beginning balance at 01/01/13	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/13
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	167,415	14,123	(33,755)	(428)	147,355
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,379	995	(92)	(152)	2,130
Other debt instruments issued outside EU member states	55,413	13,273	(11,944)	(1,502)	55,240

	224,207	28,391	(45,791)	(2,082)	204,725

	Millions of euros
	06/30/12
	Outstanding beginning balance at 01/01/12	Issues	Repurchases or redemptions	Exchange rate and other adjustments	Outstanding ending balance at 06/30/12
Debt instruments issued in an EU member state for which it was necessary to file a prospectus	169,182	29,381	(25,915)	901	173,550
Debt instruments issued in an EU member state for which it was not necessary to file a prospectus	1,994	20	(515)	12	1,511
Other debt instruments issued outside EU member states	49,188	14,058	(7,996)	662	55,912

	220,364	43,459	(34,426)	1,575	230,973

At June 30, 2013, none of these issues was convertible into Bank shares or granted privileges or rights which, in certain circumstances, make them convertible into shares.

c)	Other issues guaranteed by the Group

At June 30, 2013, there were no debt instruments issued by associates or non-Group third parties that had been guaranteed by the Bank or any other Group entity.

d)	Case-by-case information on certain issues, repurchases or redemptions of debt instruments

The main characteristics of the most significant issuances (excluding promissory notes, securitizations and issues maturing within less than one year), repurchases or redemptions performed by the Group in the first six months of 2013, or guaranteed by the Bank or Group entities, are as follows:

Issuer data					Data on the transactions performed in the first half of 2013
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Issuance	XS0751524694	Senior debt	01/15/13	1,000	968	3M EU + 1.80%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Issuance	XS0645942060	Mortgage- backed bond	06/26/13	233	233	2.88%	London	—	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Issuance	FINANCIAL BILL (LF)	Senior debt	02/25/13	291	291	7.78%	N/A	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A3	Issuance	ES0413900327	Mortgage- backed bond	01/30/13	2,000	1,997	2.88%	AIAF	—	N/A
BANCO SANTANDER (BRASIL) S.A. – CAYMAN BRANCH	Subsidiary	Brazil	N/A	Issuance	BANSAOCLN	Private senior debt	03/11/13	258	258	3.18%	N/A	—	N/A
BANCO SANTANDER (BRASIL) S.A. – CAYMAN BRANCH	Subsidiary	Brazil	Baa1 / BBB / BBB	Issuance	US05966UAR59	Senior debt	03/18/13	292	292	2.25%	Luxembourg	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Issuance	XS0877984459	Senior debt	01/24/13	1,000	914	4.00%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Issuance	XS0893943505	Senior debt	03/01/13	270	270	4.88%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Issuance	XS0877984459	Senior debt	03/01/13	210	210	4.00%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Issuance	XS0899343387	Senior debt	03/14/13	301	301	2.15%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Issuance	XS0907861214	Senior debt	03/25/13	300	300	3M EU + 1.90%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Issuance	XS0931678055	Senior debt	05/20/13	200	200	3M EU + 1.00%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Issuance	XS0935823657	Senior debt	05/30/13	200	200	3M EU + 0.81%	Luxembourg	Banco Santander, S.A. guarantee	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Repayment	XS0496065672	Mortgage- backed bond	03/01/13	300	—	2.50%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Repayment	XS0496065672	Mortgage- backed bond	03/18/13	1,000	—	2.50%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Repayment	XS0637455618	Mortgage- backed bond	05/23/13	200	—	2.50%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Repayment	XS0637455618	Mortgage- backed bond	05/23/13	750	—	2.88%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Repayment	XS0637455618	Mortgage- backed bond	05/23/13	250	—	2.88%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Repayment	XS0145795240	Senior debt	04/12/13	300	—	1.84%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Repayment	XS0163949802	Senior debt	03/25/13	300	—	0.55%	London	—	N/A
ABBEY NATIONAL TREASURY SERVICES PLC	Subsidiary	United Kingdom	A	Repayment	XS0170343916	Senior debt	06/24/13	500	—	4.89%	Luxembourg	—	N/A

Issuer data					Data on the transactions performed in the first half of 2013
Name	Relationship with the Bank	Country of registered office	Issuer or issue credit rating	Transaction	ISIN code	Type of security	Transaction date	Amount of the issue, repurchase or redemption (millions of euros)	Balance outstanding (millions of euros) (a)	Interest rate	Market where listed	Type of guarantee provided	Risks additional to the guarantee that the Group would assume
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	FINANCIAL BILL (LF)	Senior debt	02/22/13	204	—	6.68%	N/A	—	N/A
BANCO SANTANDER (BRASIL) S.A.	Subsidiary	Brazil	N/A	Repayment	FINANCIAL BILL (LF)	Senior debt	04/22/13	222	—	6.68%	N/A	—	N/A
BANCO SANTANDER TOTTA, S.A.	Subsidiary	Portugal	Aaa / AAA / AAA	Repayment	PTCPPROE0027	Mortgage- backed bond	04/15/13	1,000	—	2.63%	Euronext Lisbon	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A3 / BBB	Repayment	MX94BS030046	Senior debt	04/16/13	217	—	28 D MXIBT +15 bp	Mexico	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	A3 / BBB	Repayment	MX94BS030020	Senior debt	04/18/13	293	—	28 D MXIBT +12 bp	Mexico	—	N/A
BANCO SANTANDER, S.A.	Parent	Spain	Aa1 / AAA / AAA	Repayment	ES0413900152	Mortgage- backed bond	05/06/13	1,500	—	4.25%	AIAF	—	N/A
BANESTO	Subsidiary	Spain	Baa2	Repayment	ES0413440167	Mortgage- backed bond	02/28/13	1,250	—	2.63%	AIAF	—	N/A
BANESTO	Subsidiary	Spain	Baa2	Repayment	ES0413440159	Mortgage- backed bond	06/04/13	900	—	3.63%	AIAF	—	N/A
SANTANDER INTERNATIONAL PRODUCTS PLC	Subsidiary	Ireland	Baa2 / BBB+	Repayment	XS0478822496	Senior debt	01/11/13	812	—	3M EURIBOR + 50 bp	Ireland	—	N/A
SANTANDER INTERNATIONAL PRODUCTS PLC	Subsidiary	Ireland	Baa2 / BBB+	Repayment	XS0478822496	Senior debt	01/11/13	1,000	—	3M EURIBOR + 50 bp	Ireland	—	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0477243843	Senior debt	01/18/13	2,000	—	3M EU + 0.45%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0593970014	Senior debt	02/28/13	1,750	—	3.75%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0593970014	Senior debt	02/28/13	250	—	3.75%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0248513540	Senior debt	04/05/13	750	—	3M EU + 0.125%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER INTERNATIONAL DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	XS0616562277	Senior debt	04/19/13	1,500	—	3M EU + 1.45%	Luxembourg	Banco Santander, S.A. guarantee	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A	Repayment	XS0257817915	Senior debt	06/14/13	500	—	0.33%	London	—	N/A
SANTANDER UK PLC	Subsidiary	United Kingdom	A	Repayment	XS0257817915	Senior debt	06/14/13	500	—	0.33%	London	—	N/A

SANTANDER US DEBT, S.A.U.	Subsidiary	Spain	Baa2 / BBB /BBB+	Repayment	US808215AP54	Senior debt	01/18/13	390	—	2.49%	London	Banco Santander, S.A. guarantee	N/A

(a)	The amounts relating to securities denominated in foreign currencies were translated to euros at the exchange rate prevailing at the end of the first half of 2013.
(b)	The cell for the ISIN code relating to this issue shows the CUSIP code.

e)	Fair value of financial liabilities not measured at fair value

Following is a comparison of the carrying amounts of the Group’s financial liabilities measured at other than fair value and their respective fair values at June 30, 2013:

	Millions of euros
	06/30/13
	Carrying amount	Fair value
Financial liabilities at amortized cost:
Deposits from central banks	15,867	15,867
Deposits from credit institutions	82,248	82,823
Customer deposits	594,938	595,706
Marketable debt securities	182,452	185,366
Subordinated liabilities	16,118	16,795
Other financial liabilities	18,516	18,600

Liabilities	910,139	915,157

10. Provisions

a)	Breakdown

The detail of Provisions at June 30, 2013 and December 31, 2012 is as follows:

	Millions of euros
	06/30/13	12/31/12
Provisions for pensions and similar obligations	9,594	10,353
Provisions for taxes and other legal contingencies	2,894	3,100
Provisions for contingent liabilities and commitments	649	617
Of which: due to country risk	3	3
Other provisions	1,979	2,078

Provisions	15,116	16,148

b)	Provisions for pensions and similar obligations

The decrease in the balance of Provisions for pensions and similar obligations in the first six months of 2013 related mainly to the actuarial gains and losses in that period (see Note 11.e). In addition, in the first six months the corresponding pension payments were made, which were offset by the provision of EUR 330 million relating to the pre-retirement plan resulting from the merger between Banco Santander and Banesto.

c)	Provisions for taxes and other legal contingencies and Other provisions

Set forth below is the detail, by type of provision, of the balance at June 30, 2013 and December 31, 2012 of Provisions for taxes and other legal contingencies and Other provisions. The types of provision were determined by grouping together items of a similar nature:

	Millions of euros
	06/30/13	12/31/12
Provisions for taxes	1,184	1,198
Provisions for employment-related proceedings (Brazil)	802	975
Provisions for other legal proceedings	908	927
Provision for customer remediation (UK)	549	803
Regulatory framework-related provisions (UK)	272	227
Provision for restructuring	154	120
Other	1,004	928

Total	4,873	5,178

Relevant information is set forth below in relation to each type of provision shown in the preceding table:

The provisions for taxes include provisions for tax-related proceedings.

• The provisions for employment-related proceedings (Brazil) relate to claims filed by trade unions, associations, the prosecutor’s office and ex-employees claiming employment rights to which, in their view, they are entitled, particularly the payment of overtime and other employment rights, including litigation concerning retirement benefits. The number and nature of these proceedings, which have also been brought against other banks in Brazil, justify the classification of these provisions in a separate category or as a separate type from the rest. The Group calculates the provisions associated with these claims in accordance with past experience of payments made in relation to claims for similar items. When claims do not fall within these categories, a case-by-case assessment is performed and the amount of the provision is calculated in accordance with the status of each proceeding and the risk assessment carried out by the legal advisers. The average duration of the employment-related proceedings is eight years.

The provisions for other legal proceedings include provisions for court, arbitration or administrative proceedings (other than those included in other categories or types of provisions disclosed separately) brought against Santander Group companies.

The provisions for customer remediation (UK) include the estimated cost of payments to remedy errors relating to the sale of certain products in the UK. To calculate the provision for customer compensation, the best estimate of the provision made by management is used, which is based on the conclusions on the number of claims to be received and, of these, the number that will be accepted, as well as the estimated average payment per case.

The regulatory framework-related provisions (UK) include mainly the provisions relating to the following issues concerning Santander UK:

•	The provision for payments to the Financial Services Compensation Scheme (FSCS): the FSCS is the compensation fund for customers of financial services entities in the UK and is responsible for paying compensation if an entity cannot pay for rights claimed from it. The FSCS is financed through levies applied to the industry (and recoveries and loans, where appropriate).

•	The provision for the payment of the bank levy in the UK: the 2011 Finance Act introduced an annual bank levy in the UK which is collected using the quarterly system in force for corporation tax. This levy is based on the total liabilities presented in the balance sheet at year-end, although certain amounts are excluded.

The provisions for restructuring include only the direct costs arising from restructuring processes carried out by various Group companies.

Information on the main litigation relating to each type of provision indicated above is provided in Note 10.d.

d)	Litigation

Our general policy is to record provisions for tax and legal proceedings in which we assess the chances of loss to be probable and we do not record provisions when the chances of loss are possible or remote. We determine the amounts to be provided for as our best estimate of the expenditure required to settle the corresponding claim based, among other factors, on a case-by-case analysis of the facts and the legal opinion of internal and external counsel or by considering the historical average amount of the loss incurred in such category of lawsuits.

i. Tax-related proceedings

As of the date of this report, the main tax-related proceedings concerning the Group were as follows:

•	Legal actions filed by Banco Santander (Brasil) S.A. and certain Group companies in Brazil challenging the increase in the rate of Brazilian social contribution tax on net income from 9% to 15% stipulated by Interim Measure 413/2008, ratified by Law 11,727/2008.

•	Legal actions filed by certain Group companies in Brazil claiming their right to pay the Brazilian social contribution tax on net income at a rate of 8% and 10% from 1994 to 1998.

•	Legal actions filed by Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) and other Group entities claiming their right to pay the Brazilian PIS and COFINS social contributions only on the income from the provision of services. In the case of Banco Santander Brasil, S.A., the legal action was declared unwarranted and an appeal was filed at the Federal Regional Court. In September 2007 the Federal Regional Court found in favor of Banco Santander Brasil, S.A., but the Brazilian authorities appealed against the judgment at the Federal Supreme Court. In the case of Banco ABN AMRO Real, S.A. (currently Banco Santander (Brasil), S.A.), in March 2007 the court found in its favor, but the Brazilian authorities appealed against the judgment at the Federal Regional Court, which handed down a decision partly upholding the appeal in September 2009. Banco Santander (Brasil), S.A. filed an appeal at the Federal Supreme Court.

•	Banco Santander (Brasil) S.A. and other Group companies in Brazil have appealed against the assessments issued by the Brazilian tax authorities questioning the deduction of loan losses in their income tax returns (IRPJ and CSLL) on the ground that the relevant requirements under the applicable legislation were not met.

•	Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against various municipalities that demand payment of the Service Tax on certain items of income from transactions not classified as provisions of services.

•	In addition, Banco Santander (Brasil), S.A. and other Group companies in Brazil are involved in several administrative and legal proceedings against the tax authorities in connection with the taxation for social security purposes of certain items which are not considered to be employee remuneration.

•	In December 2008 the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. in relation to income tax (IRPJ and CSLL) for 2002 to 2004. The tax authorities took the view that Banco Santander (Brasil), S.A. did not meet the necessary legal requirements to be able to deduct the goodwill arising on the acquisition of Banespa (currently Banco Santander (Brasil), S.A.). Banco Santander (Brasil) S.A. filed an appeal against the infringement notice at Conselho Administrativo de Recursos Fiscais (CARF), which on October 21, 2011 unanimously decided to render the infringement notice null and void. The tax authorities have appealed against this decision at a higher administrative level. In June 2010, the Brazilian tax authorities issued infringement notices on this same issue in respect of 2005 to 2007, which were appealed against at CARF. Based on the advice of its external legal counsel and in view of the previous decision by CARF, the Group considers that the stance taken by the Brazilian tax authorities is incorrect and that there are sound defense arguments to appeal against the infringement notice. Accordingly, the risk of incurring a loss is remote. Consequently, no provisions have been recognized in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	In May 2003 the Brazilian tax authorities issued separate infringement notices against Santander Distribuidora de Títulos e Valores Mobiliarios Ltda. (DTVM) and Banco Santander Brasil, S.A. (currently Banco Santander (Brasil), S.A.) in relation to the Provisional Tax on Financial Movements (CPMF) with respect to certain transactions carried out by DTVM in the management of its customers’ funds and for the clearing services provided by Banco Santander Brasil, S.A. to DTVM in 2000, 2001 and the first two months of 2002. Both entities appealed against the infringement notices at CARF, with DTVM obtaining a favorable decision and Banco Santander Brasil, S.A. an unfavorable decision. Both decisions were appealed by the losing parties at the Higher Chamber of CARF, and the appeal relating to Banco Santander Brasil, S.A. is pending a decision. With respect to DTVM, on August 24, 2012, it was notified of a decision overturning the previous favorable judgment and DTVM lodged an appeal at the Higher Chamber of CARF on August 29, 2012. In the opinion of its legal advisors, the Group considers that the tax treatment applied in these transactions was correct.

•	In December 2010 the Brazilian tax authorities issued an infringement notice against Santander Seguros, S.A., as the successor by merger to ABN AMRO Brazil Dois Participações, S.A., in relation to income tax (IRPJ and CSLL) for 2005. The tax authorities questioned the tax treatment applied to a sale of shares of Real Seguros, S.A. made in that year. The bank filed an appeal for reconsideration against this infringement notice. As the former parent of Santander Seguros, S.A. (Brasil), Banco Santander (Brasil), S.A. is liable in the event of any adverse outcome of this proceeding. Also, the Brazilian tax authorities issued infringement notices against Banco Santander (Brasil) S.A. in connection with income tax (IRPJ and CSLL), questioning the tax treatment applied to the economic compensation received under the contractual guarantees provided by the sellers of the former Banco Meridional. The bank filed an appeal for reconsideration against this infringement notice. On November 23, 2011, CARF unanimously decided to render null and void an infringement notice relating to 2002 with regard to the same matter. In February 2012 this decision was declared final in respect of 2002. The proceedings relating to the 2003 to 2006 fiscal years are still in progress.

•	In June 2013, the Brazilian tax authorities issued an infringement notice against Banco Santander (Brasil) S.A. as responsible the party liable for the tax on the capital gain allegedly obtained in Brazil by an entity not resident in Brazil, Sterrebeeck B.V., as a result of the “incorporação de ações” transaction carried out in August 2008. As a result of the aforementioned transaction, Banco Santander (Brasil) S.A. acquired all the shares of Banco ABN AMRO Real S.A. and ABN AMRO Brasil Dois Participações S.A. through the delivery to these entities’ shareholders of newly issued shares of Banco Santander (Brasil) S.A., issued in a capital increase carried out for that purpose. The Brazilian tax authorities take the view that in the aforementioned transaction Sterrebeeck B.V. obtained income subject to tax in Brazil consisting of the difference between the issue value of the shares of Banco Santander (Brasil) S.A. that were received and the acquisition cost of the shares delivered in the exchange. The Group lodged an appeal against the infringement notice at the Federal Tax Office and considers, based on the advice of its external legal counsel, that the stance taken by the Brazilian tax authorities is not correct, that there are sound defense arguments to appeal against the infringement notice and that, therefore, the risk of loss is remote. Consequently, the Group has not recognized any provisions in connection with these proceedings because this matter should not affect the consolidated financial statements.

•	Legal action brought by Sovereign Bancorp, Inc. (currently Santander Holdings USA, Inc.) claiming its right to take a foreign tax credit in connection with taxes paid outside the United States in fiscal years 2003 to 2005 in relation to financing transactions carried out with an international bank. Santander Holdings USA Inc. considers that, in accordance with applicable tax legislation, it is entitled to recognize the aforementioned tax credits as well as the related issuance and financing costs. In addition, if the outcome of this legal action is favorable to the interests of Santander Holdings USA, Inc., the amounts paid over by the entity in relation to this matter with respect to 2006 and 2007 would have to be refunded. In 2013 two US courts found in favor of the IRS in cases involving a similar structure. While Santander Holdings USA, Inc. case was scheduled for trial on October 7, 2013, the Judge announced a ruling in favor of Sovereign on a significant issue in the case. Santander Holdings USA, Inc. expects the Judge will determine within the next several months whether his decision requires a complete judgment in Sovereign’s favor or whether other issues in the case still need to be resolved. If Sovereign is successful, the IRS has said it intends to appeal the decision.

At the date of approval of these interim financial statements certain other less significant tax-related proceedings were also in progress.

ii. Non-tax-related proceedings

As of the date of this report, the main non-tax-related proceedings concerning the Group were as follows:

•	Customer remediation: claims associated with the sale by Santander UK of certain financial products (principally payment protection insurance or PPI) to its customers.

Payment protection insurance is a UK insurance product offering payment protection on unsecured personal loans (and credit cards). The product was sold by all UK banks. The mis-selling issues are predominantly related to business written before 2009. The nature and profitability of the product has changed materially since 2008, in part due to customer and regulatory pressure.

On July 1, 2008, the UK Financial Ombudsman Service (‘FOS’) referred concerns regarding the handling of PPI complaints to the UK Financial Services Authority (‘FSA’). On September 29, 2009 and March 9, 2010, the FSA issued consultation papers on PPI complaints handling as an issue of wider implication. The FSA published its Policy Statement on August 10, 2010, setting out the evidence and guidance on the fair assessment of a complaint and the calculation of redress, as well as a requirement for firms to reassess historically rejected complaints which had to be implemented by December 1, 2010.

On October 8, 2010, the British Bankers’ Association (‘BBA’), the principal trade association for the UK banking and financial services sector, filed on behalf of certain financial institutions (which did not include Santander UK plc.) an application for permission to seek judicial review against the FSA and the FOS. The BBA sought an order quashing the FSA Policy Statement and an order quashing the decision of the FOS to determine PPI sales in accordance with the guidance published on its website in November 2008. The judicial review was heard in the courts in January 2011 and on April 20, 2011 judgment was handed down by the High Court dismissing the BBA’s application.

Santander UK did not participate in the legal action undertaken by other UK banks and had been consistently making provisions and settling claims with regards to PPI complaints liabilities.

A detailed review of the provision was performed by Santander UK in the first half of 2011 in light of the new situation, including the High Court judgment of April 2011, the BBA’s subsequent decision not to appeal and the consequent increase in actual claims levels. As a result, the provision has been revised to reflect the new information.

In this context, in 2011 the Group recognized a provision, with a net effect on results of €620 million (GBP 538 million), which was calculated on the basis of the estimate of the number of claims that would be received, of the number of claims that would be upheld and of the estimated average amount of compensation in each case.

The following table shows information on the total claims received up to June 30, 2013 and the resolution thereof:

(number of claims, in thousands)	1st half of 2013	2012	2011	2010
Claims outstanding at the beginning of the period	31	1	—	2
Claims received	190	437	111	37
Claims rejected as being invalid (1)	(64)	(149)	(20)	(1)
Total claims to be processed	156	289	91	38
Resolved claims (2)	(141)	(258)	(90)	(38)
Claims outstanding at the end of the period	15	31	1	—

(1)	Relates to rejected claims relating to customers that had never purchased payment protection payment from Santander UK.
(2)	Customers are entitled to appeal to the Financial Ombudsman Service (FOS) if their claims are rejected. The FOS may uphold or reject an appeal and if an appeal is upheld, Santander UK is required to compensate the customer. The table shows the result of appeals relating to paid or rejected claims.

The amount settled in relation to paid claims in the first half of 2013 totaled GBP 132 million.

The main cause of the increase in claims in 2011 was the media coverage of this issue following the dismissal by the High Court of the appeal for judicial review filed by the British Bankers’ Association and the launch of campaigns by claim management companies in relation to these products.

Claims also increased in 2012 due to greater media coverage of the issue, a rise in the activity of claims management companies and the proactive policy followed by Santander UK, which contacted over 300,000 customers directly.

Lastly, in the first six months of 2013 a downward trend was observed in the number of claims received.

The provision recognized at the end of the first six months of 2013 represents the best estimate by Group management, taking into account the opinion of its advisers of the costs to be incurred in relation to any compensation that may result from the redress measures associated PPI sales in the UK. The provision was calculated on the basis of the following key assumptions resulting from judgments made by management:

•	Volume of claims - estimated number of claims;

•	Percentage of claims lost - estimated percentage of claims that are or will be in the customers’ favor; and

•	Average cost - estimated payment to be made to customers, including compensation for direct loss plus interest.

These assumptions were based on the following information:

•	A complete analysis of the causes of the claim, the probability of success, as well as the possibility that this probability could change in the future;

•	Activity recorded with respect to the number of claims received;

•	Level of compensation paid to customers, together with a projection of the probability that this level could change in the future;

•	Impact on the level of claims in the event of proactive initiatives carried out by the Group through direct contact with customers; and

•	Impact of media coverage.

These assumptions are reviewed, updated and validated on a regular basis using the latest available information, such as, the number of claims received, the percentage of claims lost, the potential impact of any change in that percentage and any new evaluation of the estimated number of remaining potential claimants.

Group management reviews the provision required at each relevant date, taking into account the latest available information on the aforementioned assumptions as well as past experience.

The most relevant factor for calculating the balance of the provision is the number of claims received as well as the expected level of future claims. The percentage of claims lost is calculated on the basis of the analysis of the sale process. The average cost of compensation is calculated in a reasonable manner as the Group manages a high volume of claims and the related population is homogenous.

•	Proceeding under Civil Procedure Law filed by Galesa de Promociones, S.A. against the Bank at Elche Court of First Instance no. 5, Alicante (case no. 1946/2008). The claim sought damages amounting to €51,396,971.43 as a result of a judgment handed down by the Supreme Court on November 24, 2004 setting aside a summary mortgage proceeding filed by the Bank against the plaintiff company.

On March 2, 2010, the court of first instance handed down a decision partly upholding both the claim filed against the Bank and the counterclaim. On November 11, 2010, the Alicante Provincial Appellate Court handed down a decision upholding the appeal filed by the Bank and dismissing the appeal brought by Galesa de Promociones S.A., as a result of which and by way of offsetting the indemnity obligations payable by each party, the Bank became a creditor of Galesa in the amount €400,000.

Galesa de Promociones S.A. filed a cassation appeal against the above decision at the Supreme Court. On July 17, 2013, the Supreme Court dismissed the appeal brought by Galesa de Promociones S.A, this confirming the Provincial Appellate Court decision.

•	After the Madrid Provincial Appellate Court had rendered null and void the award handed down in the previous arbitration proceeding, on September 8, 2011 Banco Santander S.A. filed a new request for arbitration with the Spanish Arbitration Court against Delforca 2008, Sociedad de Valores, S.A. (formerly Gaesco Bolsa Sociedad de Valores S.A.), claiming €66,418,077.27 that the latter owes it as a result of the declaration on January 4, 2008 of the early termination by the Bank of all the financial transactions agreed upon between the parties.

On August 3, 2012, Delforca 2008, S.A. was declared to be in a position of voluntary insolvency by Barcelona Commercial Court no. 10, which had agreed as part of the insolvency proceeding to stay the arbitration proceeding and the effects of the arbitration agreement entered into by Banco Santander, S.A. and Delforca 2008, S.A. The Bank filed an appeal against this decision, which was dismissed and it then proceeded to prepare a challenge with a view to filing a future appeal. The Arbitration Court, in compliance with the decision of the Commercial Court, agreed on January 20, 2013 to stay the arbitration proceedings at the stage reached at that date until a decision could be reached in this respect in the insolvency proceeding.

In addition, as part of the insolvency proceeding of Delforca 2008, S.A., Banco Santander, S.A. notified its claim against the insolvent party with a view to having the claim recognized as a contingent ordinary claim without specified amount. However, the insolvency manager opted to exclude Banco Santander, S.A.’s claim from the provisional list of creditors and, accordingly, Banco Santander, S.A. filed an ancillary claim on which a decision has not yet been handed down. In this ancillary claim (still in progress), Delforca 2008, S.A. and the insolvency manager are seeking to obtain a decision from the Court on the merits of the dispute between Banco Santander, S.A. and Delforca 2008, S.A. and, accordingly, Banco Santander, S.A. . filed an appeal against the interlocutory order that admitted for consideration the evidence proposed by them, which has been dismissed by the Court.

As part of the same insolvency proceeding, Delforca 2008, S.A. has filed another ancillary claim requesting the termination of the arbitration agreement included in the framework financial transactions agreement (CMOF) entered into by that party and Banco Santander, S.A. in 1998, as well as the termination of the obligation that allegedly binds the insolvent party to the High Council of Chambers of Commerce (Spanish Arbitration Court). The Court has declared that it has jurisdiction to hear the claim (this decision has been appealed by Banco Santander, S.A.) and the defendants have filed the related motions for declinatory exception and answered the claim, ad cautelam, setting forth various procedural exceptions in their corresponding documents. The ancillary insolvency claim is still in progress, , although it has been temporarily suspended by the Court while the declinatory exception filed by the Spanish Arbitration Court is under consideration.

In addition, in April 2009 Mobilaria Monesa, S.A. (parent of Delforca 2008, S.A.) filed a claim against Banco Santander, S.A. at Santander Court of First Instance no. 5, claiming damages which it says it incurred as a result of the (in its opinion) unwarranted claim filed by the Bank against its subsidiary, reproducing the same objections as Delforca 2008, S.A. This proceeding has currently been stayed on preliminary civil ruling grounds, against which decision an appeal is to be filed.

Lastly, on April 11, 2012, Banco Santander, S.A. was notified of the claim filed by Delforca 2008, S.A., heard by Madrid Court of First Instance no. 21, in which it sought indemnification for the damage and losses it alleges it incurred due to the unwarranted claim by the Bank. Delforca 2008, S.A. made the request in a counterclaim filed in the arbitration proceeding that concluded with the annulled award, putting the figure at up to €218 million, although in its present claim it invokes Article 219.3 of the Civil Procedure law in order to leave for a subsequent proceeding the amount to be settled (as the case may be) by the Bank. The aforementioned Court has dismissed the motion for declinatory exception proposed by Santander, S.A. as the matter has been referred for arbitration. This decision is pending appeal. The Group considers that the risk of loss arising as a result of these matters is remote and, accordingly, it has not recognized any provisions in connection with these proceedings.

•	Former employees of Banco do Estado de São Paulo S.A., Santander Banespa, Cia. de Arrendamiento Mercantil: a claim was filed in 1998 by the association of retired Banespa employees (AFABESP) on behalf of its members, requesting the payment of a half-yearly bonus initially envisaged in the entity’s Bylaws in the event that the entity obtained a profit and that the distribution of this profit, in the form of this bonus, were approved by the board of directors. The bonus was not paid in 1994 and 1995 since the bank did not make a profit and partial payments were made from 1996 to 2000, as agreed by the board of directors, and the relevant clause was eliminated in 2001. The Regional Employment Court ordered the Bank to pay this half-yearly bonus in September 2005, whereby the Bank filed an appeal at the High Employment Court (“TST”) and the Federal Supreme Court (“STF”). The TST once again confirmed the judgment against the Bank, whereas the STF rejected the extraordinary appeal filed by the Bank in a decision adopted only by one of the Court members, thereby upholding the payment order. Accordingly, the Bank filed a special appeal with the STF which was upheld and the association’s appeal was dismissed. As a result of this latest appeal, the case is being heard by the plenary STF, which will decide on the general repercussions and the main issues of the case.

•	“Planos económicos”: Like the rest of the Brazilian banking system, Santander Brasil has been the subject of claims from customers, mostly depositors, and of class actions brought for a common reason, arising from a series of legislative changes relating to the calculation of inflation (“planos económicos”). The claimants considered that their vested rights had been impaired due to the immediate application of these adjustments. In April 2010, the High Court of Justice (“STJ”) set the statute of limitation period for these class actions at five years, as claimed by the banks, rather than twenty years, as sought by the claimants, which will significantly reduce the number of actions brought and the amounts claimed in this connection. As regards the substance of the matter, the decisions issued to date have been adverse for the banks, although two proceedings have been brought at the STJ and the ST F with which the matter is expected to be definitively settled. In August 2010, the STJ handed down a decision finding for the plaintiffs in terms of substance, but excluding one of the “planos” from the claim, reducing the claimed amount, and confirming the five-year statute of limitations period. Shortly thereafter, the STF issued an injunctive relief order whereby all the proceedings in progress in this connection were stayed until this court issues a final decision on the matter, which is still outstanding. There is also now a possibility that the STF could consider each of the “planos” on a case-by-case basis.

•	Proceeding under Civil Procedure Law (case no. 1043/2009) conducted at Madrid Court of First Instance no. 26, following a claim brought by Banco Occidental de Descuento, Banco Universal, C.A. against the Bank for USD 150,000,000 in principal plus USD 4,656,164 in interest, upon alleged termination of an escrow contract.

The court upheld the claim but did not make a specific pronouncement on costs. A judgment handed down by the Madrid Provincial Appellate Court on October 9, 2012 upheld the appeal lodged by the Bank and dismissed the appeal lodged by Banco Occidental de Descuento, Banco Universal, C.A., thereby dismissing the claim. The dismissal of the claim was confirmed in an ancillary order to the judgment dated December 28, 2012. An appeal was filed at the Supreme Court by Banco Occidental de Descuento against the Madrid Provincial Appellate Court decision.

•	On January 26, 2011, notice was served on the Bank of an ancillary insolvency claim to annul acts detrimental to the assets available to creditors as part of the voluntary insolvency proceedings of Mediterráneo Hispa Group S.A. at Murcia Commercial Court no. 2. The aim of the principal action is to request annulment of the application of the proceeds obtained by the company undergoing insolvency from an asset sale and purchase transaction involving €31,704,000 in principal and €2,711,567.02 in interest. On November 24, 2011, the hearing was held with the examination of the proposed evidence. Upon completion of the hearing, it was resolved to conduct a final proceeding which was held on February 29, 2012, and a decision is yet to be issued thereon.

•	The bankruptcy of various Lehman Group companies was made public on September 15, 2008. Various customers of Santander Group were affected by this situation since they had invested in securities issued by Lehman or in other products which had such assets as their underlying.

At the date of this report, certain claims had been filed against the Bank in relation to this matter. The Bank’s directors and its legal advisers consider that the various Lehman products were sold in accordance with the applicable legal regulations in force at the time of each sale or subscription and that the fact that the Group acted as intermediary would not give rise to any liability for it in relation to the insolvency of Lehman. Accordingly, the risk of loss is considered to be remote.

•	The intervention, on the grounds of alleged fraud, of Bernard L. Madoff Investment Securities LLC (“Madoff Securities”) by the US Securities and Exchange Commission (“SEC”) took place in December 2008. The exposure of customers of the Group through the subfund Optimal Strategic US Equity (“Optimal Strategic”) was €2,330 million, of which €2,010 million related to institutional investors and international private banking customers, and the remaining €320 million were in the investment portfolios of the Group’s private banking customers in Spain, who were qualifying investors.

At the date of this report, certain claims had been filed against the Group in relation to this matter. The Group considers that it has at all times exercised due diligence and that these products have always been sold in a transparent way pursuant to applicable legislation and established procedures. Therefore, except for certain specific cases in which the decisions handed down partially upheld the claim based on the particular circumstances of those cases (which have been appealed by the Bank), the risk of loss is considered to be remote.

•	On December 17, 2010, the Bank of New York Mellon Trust Company, National Association (“the Trustee”) filed a claim against Santander Holdings USA, Inc. (formerly Sovereign Bancorp, Inc.) (“Sovereign”) at the US District Court for the Southern District of New York (the “Court”) as the trustee of the Trust PIERS (Preferred Income Equity Redeemable Securities) under an indenture dated September 1, 1999 (the version in force at that date).

The claim alleged that the acquisition of Sovereign by Banco Santander on January 31, 2009 constituted a “change of control” of the Trust PIERS.

On November 23, 2012, Sovereign signed a settlement agreement with the Trustee resolving all the disputes between the Trustee and Sovereign with respect to the claim filed. On December 26, 2012, the parties applied to discontinue proceedings at the Court and, accordingly, this proceeding is therefore concluded.

The Bank and the other Group companies are subject to claims and, therefore, are party to certain legal proceedings incidental to the normal course of their business (including those in connection with lending activities, relationships with employees and other commercial or tax matters).

In this context, it must be considered that the outcome of court proceedings is uncertain, particularly in the case of claims for large or indeterminate amounts, those based on legal issues for which there are no precedents, those that affect a large number of parties or those at a very preliminary stage.

With the information available to it, the Group considers that at June 30, 2013, it had reliably estimated the obligations associated with each proceeding and had recognized, where necessary, sufficient provisions to cover reasonably any liabilities that may arise as a result of these tax and legal situations. It also believes that any liability arising from such claims and proceedings will not have, overall, a material adverse effect on the Group’s business, financial position or results of operations.

The total amount of the payments made by the Group in connection with litigation until the date of this report was not material with respect to these half-yearly consolidated financial statements.

11. Equity

In the six-month periods ended June 30, 2013 and 2012 there were no other quantitative or qualitative changes in the Group’s equity other than those indicated in the consolidated statements of changes in total equity.

a)	Issued capital

On January 30, 2013 and April 30, 2013, the bonus issues through which the “Santander Dividendo Elección” program is instrumented took place, whereby 217,503,395 and 270,917,436 shares (2.06% and 2.51% of the share capital, respectively) were issued, giving rise to bonus issues of EUR 109 million and EUR 135 million, respectively.

Following these transactions, at June 30, 2013, the Bank’s share capital consisted of 10,809,600,581 shares with a total nominal value of EUR 5,405 million.

b)	Other equity instruments

Other equity instruments includes the equity component of compound financial instruments, the increase in equity due to personnel remuneration, and other items not recognized in other Shareholders’ equity items (see Note 34.a to the consolidated financial statements at December 31, 2012).

Agreement with Qatar Holding

In October 2010 several investors from the Emirate of Qatar subscribed and paid an issue launched by Banco Santander, S.A. of bonds mandatorily exchangeable for shares of Banco Santander (Brasil), S.A. The issue amounted to USD 2,819 million, of which Qatar Holding subscribed USD 2,719 million. The bonds mature on October 29, 2013, at which time they will be automatically exchanged for shares of Banco Santander (Brasil), S.A. equivalent to 5% of its share capital. The exchange price is BRL 23.75 per share (domestic unit) and the bonds pay a coupon in US dollars of 6.75% per annum.

Upon the issue thereof, the Group recognized EUR 366 million, relating to the present value of the interest payable, under Financial liabilities at amortized cost—Marketable debt securities and the remaining amount (EUR 1,668 million) in equity under Other equity instruments—Equity component of compound financial instruments.

In January and March 2012 the Group transferred shares representing 4.41% and 0.77% of Banco Santander (Brasil) S.A. to two leading international financial institutions that undertook to deliver these shares to the holders of the bonds convertible into shares of Banco Santander (Brasil) S.A. issued by Banco Santander in October 2010 upon the maturity of the bonds and under the terms laid down therein. As a result of these transactions Other equity instruments was reduced by EUR 1,668 million and Reserves and Non-controlling interests were increased by EUR 162 million and EUR 1,532 million, respectively, and these changes were reflected in the condensed consolidated statement of changes in total equity for the six-month period ended June 30, 2012.

c)	Valuation adjustments—Available-for-sale financial assets

Valuation adjustments — Available-for-sale financial assets includes the net amount of unrealized changes in the fair value of assets classified as available-for-sale financial assets (see Note 5.b).

The breakdown, by type of instrument and geographical origin of the issuer, of Valuation adjustments — Available-for-sale financial assets at June 30, 2013 and December 31, 2012 is as follows:

	Millions of euros
	06/30/13				12/31/12
	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value	Revaluation gains	Revaluation losses	Net revaluation gains/ (losses)	Fair value
Debt instruments
Government debt securities and debt instruments issued by central banks
Spain	376	(930)	(554)	44,117	68	(1,286)	(1,218)	29,288
Rest of Europe	33	(195)	(162)	12,623	112	(179)	(66)	10,891
Latin America and rest of the world	191	(177)	14	19,113	627	(37)	589	23,759
Private-sector debt securities	281	(295)	(14)	24,958	215	(184)	31	23,786

	881	(1,597)	(716)	100,811	1,022	(1,686)	(664)	87,724
Equity instruments
Domestic
Spain	186	(45)	141	1,662	201	(34)	167	1,233
International
Rest of Europe	109	(55)	54	993	75	(46)	29	1,135
United States	18	(3)	15	937	15	(5)	10	1,022
Latin America and rest of the world	315	(71)	244	1,213	265	(56)	209	1,152

	628	(174)	454	4,805	556	(141)	415	4,542
Of which:
Listed	276	(84)	192	1,016	311	(68)	243	1,849
Unlisted	352	(90)	262	3,789	245	(73)	172	2,693

	1,509	(1,771)	(262)	105,616	1,578	(1,827)	(249)	92,266

At June 30, 2013, most of the revaluation losses on available-for-sale financial assets recognized in the Group’s equity related to Spanish government debt securities. There has not been any default on payments of interest nor was there any evidence that the issuers would fail to continue to meet their payment obligations in the future, with respect both to principal and interest, and thus prevent recovery of the carrying amount of such securities.

In the first half of 2013 the Group recognized EUR 3 million in the consolidated income statement in relation to impairment on debt instruments and EUR 30 million in relation to impairment of equity instruments.

d)	Valuation adjustments — Hedges of net investments in foreign operations and Exchange differences

Valuation adjustments — Hedges of net investments in foreign operations includes the net amount of changes in the value of hedging instruments in hedges of net investments in foreign operations, for the portion of these changes considered as effective hedges.

Valuation adjustments — Exchange differences includes the net amount of exchange differences arising on non-monetary items whose fair value is adjusted against equity and the differences arising on the translation to euros of the balances of the consolidated entities whose functional currency is not the euro.

The net changes in both these items recognized in the statement of recognized income and expense reflect the effect arising from the depreciation of foreign currencies, mainly the Brazilian real and the pound sterling. Of these changes, approximately EUR 1,074 million relate to the measurement of the goodwill recognized by the Group in foreign currencies which was offset by a change in the same direction in the balance of goodwill (see Note 8.a), and the remainder relate mainly to the impact of the depreciation of the Brazilian real when translating foreign currency balances of the consolidated entities into euros.

e)	Valuation adjustments — Actuarial gains (losses) on pension plans

The changes in the balance of Valuation adjustments — Actuarial gains (losses) on pension plans are shown in the statement of recognized income and expense and include the actuarial gains and losses generated in the period and the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), less the administrative expenses and taxes inherent to the plan, and any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset).

The most significant changes in the first half of 2013 related to:

•	Decrease of EUR 804 million in the cumulative actuarial gains and losses relating to the Group’s entities in Brazil, due to the change in the main actuarial assumptions -an increase in the discount rate from 8.70% to 10.65%-.

•	Increase of EUR 271 million in the cumulative actuarial gains and losses relating to the Group’s businesses in the UK, due to the change in the main actuarial assumptions -an increase in the CPI from 2.85% to 3.30%, net of the effect of the increase in the discount rate from 4.5% to 4.65%-.

12. Segment information

In the first half of 2013 the Group made the following changes to its criteria for the management and presentation of its financial information by segment described in Note 52 to the consolidated financial statements for the year ended December 31, 2012:

•	The following units have been created in the Continental Europe geographical segment:

•	Spain: which now includes the former commercial networks of Banco Santander, Banesto and Banif (merged in 2013), global wholesale banking, asset management, insurance and the ALCO portfolio in Spain.

•	The real estate operations discontinued in Spain: includes loans and credits to customers operating mainly in the property development business, which are managed in a specialized manner; investments in the real estate industry and foreclosed assets in Spain.

•	The cost of liquidity applied to the units for management purposes has been changed so that the cost of Banco Santander’s senior debt is applied to the difference between each unit’s loans and deposits.

•	The secondary segment information, which is grouped by business, includes the real estate operations discontinued in Spain.

The segment information for the first half of 2012 shown below has been recalculated using these criteria in order to make it comparable.

As required by CNMV Circular 1/2008, the detail, by the geographical areas indicated in the aforementioned Circular, of the balance of Interest and similar income for the six-month periods ended June 30, 2013 and 2012 is as follows:

Geographical area	Interest and similar income by geographical area (Millions of euros)
	Consolidated
	06/30/13	06/30/12
Spain	5,127	6,269

Abroad:
European Union	6,894	7,483
OECD countries	4,301	4,476
Other countries	10,051	12,180

	21,246	24,139

Total	26,373	30,408

For Group management purposes, the primary level of segmentation, by geographical area, comprises five segments: four operating areas plus Corporate Activities. The operating areas, which include all the business activities carried on therein by the Group, are Continental Europe, the United Kingdom, Latin America and the United States, based on the location of the Group’s assets.

Following is the breakdown of revenue by the geographical segments used by the Group. For the purposes of the table below, revenue is deemed to be that recognized under Interest and similar income, Income from equity instruments, Fee and commission income, Gains/losses on financial assets and liabilities (net) and Other operating income in the accompanying condensed consolidated income statements for the six-month periods ended June 30, 2013 and 2012.

Segment	Revenue (Millions of euros)
	Revenue from external customers		Inter-segment revenue		Total revenue
	06/30/13	06/30/12	06/30/13	06/30/12	06/30/13	06/30/12
Continental Europe	13,030	14,687	768	144	13,798	14,831
United Kingdom	4,788	4,991	625	709	5,413	5,700
Latin America	16,556	19,200	423	(12)	16,979	19,188
United States	1,219	1,565	86	(42)	1,305	1,522
Corporate Activities	2,014	1,455	3,769	5,175	5,783	6,631
Inter-segment revenue adjustments and eliminations	—	—	(5,671)	(5,974)	(5,671)	(5,974)

Total	37,607	41,898	—	—	37,607	41,898

Also, following is the reconciliation of the Group’s consolidated operating profit/(loss) before tax for the six-month periods ended June 30, 2013 and 2012, broken down by business segment, to the operating profit/(loss) before tax per the condensed consolidated income statements for these periods:

	Consolidated profit (Millions of euros)
Segment	06/30/13	06/30/12
Continental Europe	629	(1,186)
United Kingdom	487	537
Latin America	2,345	2,667
United States	423	453
Corporate Activities	(1,077)	(281)

Total profit of the segments reported	2,807	2,190
(+/-) Unallocated profit	—	—
(+/-) Elimination of inter-segment profit	—	—
(+/-) Other profit/loss	—	—
(+/-) Income tax and/or profit from discontinued operations	905	515

Operating profit/(loss) before tax	3,712	2,705

13. Related party transactions

The parties related to the Group are deemed to include, in addition to its subsidiaries, associates and jointly controlled entities, the Bank’s key management personnel (the members of its board of directors and the executive vice presidents, together with their close family members) and the entities over which the key management personnel may exercise significant influence or control.

Following is a detail of the transactions performed by the Group with its related parties in the first six months of 2013 and 2012, distinguishing between significant shareholders, members of the Bank’s board of directors, the Bank’s executive vice presidents, Group entities and other related parties. Related party transactions were made on terms equivalent to those that prevail in arm’s-length transactions or, when this was not the case, the related compensation in kind was recognized.

Millions of euros
06/30/13
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	5	2	7
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	18	—	18

	—	—	23	2	25

Income:
Finance income
Management or cooperation agreements	—	—	43	1	44
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Rendering of services	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	39	11	50

	—	—	82	12	94

	Millions of euros
	06/30/13
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	42	8,556	652	9,250
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	21	477	256	754
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	—	121	121

Guarantees received	—	—	—	—	—

Obligations acquired	—	1	2,103	18	2,122

Obligations/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	9	—	53	62

Other transactions	—	—	10,336	2,111	12,447

Millions of euros
06/30/12
Expenses and income	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Expenses:
Finance costs	—	—	2	2	4
Management or cooperation agreements	—	—	—	—	—
R&D transfers and licensing agreements	—	—	—	—	—
Leases	—	—	—	—	—
Services received	—	—	—	—	—
Purchases of goods (finished or in progress)	—	—	—	—	—
Valuation adjustments for uncollectible or doubtful debts	—	—	—	—	—
Losses on derecognition or disposal of assets	—	—	—	—	—
Other expenses	—	—	16	—	16

	—	—	18	2	20

Income:
Finance income
Management or cooperation agreements	—	—	50	10	60
R&D transfers and licensing agreements	—	—	—	—	—
Dividends received	—	—	—	—	—
Leases	—	—	—	—	—
Services rendered	—	—	—	—	—
Sale of goods (finished or in progress)	—	—	—	—	—
Gains on derecognition or disposal of assets	—	—	—	—	—
Other income	—	—	57	14	71

	—	—	107	24	131

	Millions of euros
	06/30/12
Other transactions	Significant shareholders	Directors and executives	Group companies or entities	Other related parties	Total
Purchases of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (lender)	—	43	6,452	1,547	8,042
Finance leases (lessor)	—	—	—	—	—
Repayment or termination of loans and leases (lessor)	—	—	—	—	—
Sales of tangible, intangible or other assets	—	—	—	—	—
Financing agreements: loans and capital contributions (borrower)	—	49	406	227	682
Finance leases (lessee)	—	—	—	—	—
Repayment or termination of loans and leases (lessee)	—	—	—	—	—

Guarantees provided	—	—	103	546	649

Guarantees received	—	—	—	—	—

Obligations	—	8	2,612	10	2,630

Obligations/guarantees cancelled	—	—	—	—	—

Dividends and other distributed profit	—	11	—	58	69

Other transactions	—	—	10,164	465	10,629

In addition to the detail provided above, there were insurance contracts linked to pensions amounting to EUR 390 million at June 30, 2013 (June 30, 2012: EUR 401 million).

14. Average headcount

The average number of employees at the Group and at the Bank, by gender, in the six-month periods ended June 30, 2013 and 2012 was as follows:

Average headcount	Bank		Group
	06/30/13	06/30/12	06/30/13	06/30/12
Men	13,113	11,874	86,160	87,188
Women	8,563	7,662	101,961	102,481

	21,676	19,536	188,121	189,669

The increase in the Bank’s workforce in the first half of 2013 relates basically to the employees from Banesto and Banif (see Note 2).

15. Other disclosures: valuation techniques for financial assets and liabilities

The following table shows a summary of the fair values at the end of the six-month period of the financial assets and liabilities indicated below, classified on the basis of the various measurement methods used by the Group to determine their fair value:

	Millions of euros
	06/30/13
	Published price quotations in active markets	Internal models	Total
Financial assets held for trading	56,720	113,009	169,729
Other financial assets at fair value through profit or loss	3,499	36,619	40,118
Available-for-sale financial assets	81,863	23,753	105,616
Hedging derivatives (assets)	158	8,262	8,420
Financial liabilities held for trading	20,309	119,595	139,904
Other financial liabilities at fair value through profit or loss	—	54,779	54,779
Hedging derivatives (liabilities)	247	5,177	5,424
Liabilities under insurance contracts	—	1,091	1,091

Financial instruments at fair value, determined on the basis of published price quotations in active markets (Level 1), include government debt securities, private-sector debt securities, derivatives traded in organized markets, securitized assets, shares, short positions and fixed-income securities issued.

In cases where price quotations cannot be observed, management makes its best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs (Level 2) and, in very specific cases, they use significant inputs not observable in market data (Level 3). In order to make these estimates, various techniques are employed, including the extrapolation of observable market data. The best evidence of the fair value of a financial instrument on initial recognition is the transaction price, unless the fair value of the instrument can be obtained from other market transactions performed with the same or similar instruments or can be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The Group did not make any material transfers of financial instruments between one measurement level and another in the first six months of 2013. There were also no changes to the measurement methods for the instruments classified as Level 2 or 3.

Santander has developed a formal process for the systematic valuation and management of financial instruments, which has been implemented worldwide across all the Group’s units. The governance scheme for this process distributes responsibilities between two independent divisions within the bank: Treasury (development, marketing and daily management of financial products and market data) and Risk (on a periodic basis, validation of pricing models and market data, computation of risk metrics, new transaction approval policies, management of market risk and implementation of fair value adjustment policies).

The approval of new products follows a sequence of steps (request, development, validation, integration in corporate systems and quality assurance) before the product is brought into production. This process ensures that pricing systems have been properly reviewed and are stable before they are used.

The following subsections set forth the most important products and families of derivatives, and the related valuation techniques and inputs, by asset class.

Fixed income and inflation

The fixed income asset class includes basic instruments such as interest rate forwards, interest rate swaps and cross currency swaps, which are valued using forward estimation of flows and calculating net present value by discounting those flows taking into account basis swap and cross currency spreads, depending on the payment frequency and currency of each leg of the derivative. Vanilla products, including cap and floor options as well as swaptions, are priced using the benchmark Black-Scholes model. More exotic derivatives are priced using more complex models which are generally accepted as standard across institutions.

These pricing models are fed with observable market data such as deposits, futures, cross currency swap and constant maturity swap rates as well as basis swap spreads. These data allow us to calculate different interest rate yield curves depending on the payment frequency and discounting curves for each currency. For derivative instruments, implied volatilities are also used as model inputs. These volatilities are observable in the market for cap and floor options and swaptions. Interpolation and extrapolation of volatilities from the quoted ranges are carried out using well-accepted industry models. More exotic instruments may involve the use of non-observable data or model parameters, such as correlation (among interest rates and cross-asset), mean reversion rates and prepayment rates. These internal parameters are usually defined from historical data or through calibration.

The inflation asset class includes inflation-linked bonds and zero-coupon or year-on-year inflation-linked swaps, valued with the net present value method using forward estimation and discounting. Some derivatives on inflation indexes are also available and are priced using standard and more complex bespoke models, as appropriate. Valuation inputs of these models consider inflation-linked swap spreads observable in the market and estimations of inflation seasonality. These data allow us to calculate a forward inflation curve. Implied volatilities taken from zero-coupon and year-on-year inflation options are also inputs for the pricing of more complex derivatives.

Equity and foreign exchange

The most important products in these asset classes are forward and futures contracts, which include vanilla, listed and OTC (over-the-counter) derivatives on single underlying assets and baskets of assets. Vanilla options are priced using the standard Black-Scholes model and more exotic derivatives involving forward returns, average performance, or digital, barrier or callable features are priced using well-accepted industry models and bespoke models, as appropriate. For derivatives on illiquid stocks, hedging is facilitated by taking into account the liquidity constraints inside models.

The inputs of equity models consider interest rate curves, spot prices, dividends, asset borrowing costs (repo margin spreads), implied volatilities, correlation among equity stocks and indexes, and cross-asset correlation. Implied volatilities are obtained from market quotes of European and American vanilla call and put options. Interpolation and extrapolation techniques allow us to obtain continuous volatility surfaces for illiquid stocks. Dividends are usually estimated for the mid and long term. Correlations are obtained, when possible, implied from market prices of correlation-dependent products. In all other cases, proxies are used for correlations between benchmark underlyings or correlations are obtained from historical data.

The inputs of foreign exchange models include the interest rate curve for each currency, the spot foreign exchange price and the implied volatilities and correlation among assets of this type. Volatilities are obtained from European vanilla call and put options which are quoted in markets as at-the-money, risk reversal or butterfly options. Illiquid currency pairs are usually handled by using the data of the liquid pairs from which the illiquid currency can be derived. For more exotic products, unobservable model parameters may be estimated by fitting to reference prices provided by other non-quoted market sources.

Credit

The most common instrument in this asset class is the credit default swap (CDS), which is used to hedge credit exposure to third parties. In addition, models for first-to-default (FTD), n-to-default (NTD) and single-tranche collateralized debt obligation (CDO) products are also available. These products are valued with standard industry models, which estimate probability of default of a single issuer (for CDSs) or the joint probability of default of more than one issuer for FTDs, NTDs and CDOs.

Valuation inputs are the interest rate curve, the CDS spread curve and the recovery rate. The CDS spread curve is obtained in the market for indexes and important individual issuers. For less liquid issuers, this spread curve is estimated using proxies or other credit-dependent instruments. Recovery rates are usually set to standard values. For listed single-tranche CDOs, the correlation of joint default of several issuers is implied from the market. For FTDs, NTDs and bespoke CDOs, the correlation is estimated from proxies or historical data when no other option is available.

Valuation adjustments due to model risk

The fair value of financial instruments obtained from the aforementioned internal models takes into account, inter alia, the contract terms and observable market data, which include interest rates, credit risk, exchange rates, the quoted market price of commodities and shares, volatility and prepayments. The valuation models are not significantly subjective, since they can be adjusted and recalibrated, where appropriate, through the internal calculation of the fair value and the subsequent comparison with the related actively traded price.

Set forth below are the financial instruments at fair value whose measurement was based on internal models (Levels 2 and 3) at June 30, 2013 and the potential effect on their measurement at June 30, 2013 of a shift towards other reasonably probable scenarios in the main assumptions that are not based on observable market data:

	Millions of euros
	Fair values calculated using internal models at 06/30/13				Effect of reasonable assumptions on fair values at 06/30/13
	Level 2	Level 3	Valuation techniques	Main inputs	More favorable		Less favorable
ASSETS:
Financial assets held for trading	112,687	322			265		(237)
Loans and advances to credit institutions	8,151	—	Present Value Method	Observable market data	—		—
Loans and advances to customers (b)	13,776	—	Present Value Method	Observable market data	—		—
Debt and equity instruments	1,315	51	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility	9		(10)
Trading derivatives	89,445	271			256		(227)
Swaps	69,768	91	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity	15	(e)	(15	)(e)
Exchange rate options	1,072	31	Black-Scholes Model	Observable market data, liquidity	—	(e)	—	(e)
Interest rate options	8,971	—	Black-Scholes Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation	75	(e)	(70	)(e)
Interest rate futures	91	—	Present Value Method	Observable market data	—		—
Index and securities options	3,476	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility	42	(e)	(46	)(e)
Other	6,067	149	Present Value Method, advanced local volatility and stochastic models and other	Observable market data and other	124	(e)	(96	)(e)
Hedging derivatives	8,262	—			—		—
Swaps	7,602	—	Present Value Method	Observable market data, basis	—		—
Exchange rate options	277	—	Black-Scholes Model	Observable market data	—		—
Interest rate options	29	—	Black-Scholes Model	Observable market data	—		—
Other	354	—	N/A	N/A	—		—
Other financial assets at fair value through profit or loss	36,028	591			67		(67)
Loans and advances to credit institutions	21,353	—	Present Value Method	Observable market data	—		—
Loans and advances to customers (d)	14,328	61	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility	2		(2)
Debt and equity instruments	347	530	Present Value Method	Observable market data, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility	65		(65)
Available-for-sale financial assets	23,201	552			4		(4)
Debt and equity instruments	23,201	552	Present Value Method	Observable market data/underlying rate, hierarchy level, conditional prepayment rate (CPR) and expected default rates. Acquisition cost and underlying carrying amount	4		(4)
LIABILITIES:
Financial liabilities held for trading	119,509	86			—		—
Deposits from central banks	5,398	—	Present Value Method	Observable market data	—		—
Deposits from credit institutions	8,523	—	Present Value Method	Observable market data	—		—
Customer deposits	17,559	10	Present Value Method	Observable market data	—		—
Debt and equity instruments	1	—	Present Value Method	Observable market data, liquidity	(a	)	(a	)
Trading derivatives	88,028	76			—
Swaps	68,658	14	Present Value Method, Gaussian Copula (c)	Observable market data, basis, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility	(e	)	(e	)
Exchange rate options	1,108	4	Black-Scholes Model	Observable market data, liquidity	(e	)	(e	)
Interest rate options	10,182	1	Black-Scholes Model and advanced multi-factor interest rate models	Observable market data, liquidity, correlation	(e	)	(e	)
Index and securities options	69	—	Black-Scholes Model	Observable market data, dividends, correlation, liquidity, HPI/HPI Spot Rate, HPI Forward Growth Rate, HPI Volatility	(e	)	(e	)
Interest rate and equity futures	4,316	—	Present Value Method	Observable market data	—		—
Other	3,695	57	Present Value Method, advanced local volatility and stochastic models and other	Observable market data and other	(e	)	(e	)
Hedging derivatives	5,177	—			—		—
Swaps	4,935	—	Present Value Method	Observable market data, basis	—		—
Exchange rate options	25	—	Black-Scholes Model	Observable market data	—		—
Interest rate options	15	—	Black-Scholes Model	Observable market data	—		—
Other	202	—	N/A	N/A	—		—
Other financial liabilities at fair value through profit or loss	54,709	70	Present Value Method	Observable market data	—		—
Liabilities under insurance contracts	1,091	—	Present Value Method		—		—

	360,664	1,621			336		(308)

(a)	The sensitivity of the issued debt and equity instruments in liabilities calculated using HPI assumptions is not detailed, since these instruments are perfectly hedged. Consequently, any change in the valuation of these issued instruments would be offset exactly by an equal and opposite change in the valuation of the associated foreign currency derivatives.
(b)	Includes mainly short-term loans and reverse repurchase agreements with corporate customers (mainly brokerage and investment companies).

(c)	Includes credit risk derivatives with a positive net fair value of EUR 80 million recognized in the consolidated balance sheet. These assets and liabilities are measured using the Standard Gaussian Copula Model.
(d)	Includes home mortgage loans to financial institutions in the UK (which are regulated and partly financed by the Government). The fair value of these loans was obtained using observable market variables, including current market transactions with similar amounts and collateral facilitated by the UK Housing Association. Since the Government is involved in these financial institutions, the credit risk spreads have remained stable and are homogeneous in this sector. The results arising from the valuation model are checked against current market transactions.
(e)	The Group calculates the potential impact on the measurement of each instrument on a joint basis, regardless of whether the individual value is positive (assets) or negative (liabilities), and discloses the joint effect associated with the related instruments classified on the asset side of the consolidated balance sheet.

The fair value of a financial instrument is calculated using the appropriate valuation model; however valuation adjustments may need to be made if there are no available quoted market prices for comparison purposes. There are sources of risk such as uncertain model parameters, illiquid underlying issuers, low quality market data or missing risk factors (sometimes the best available option is to use limited models with controllable risk). In these situations, in keeping with common industry practice, Santander calculates and applies a valuation adjustment in order to account for the sources of model risk described below:

For fixed income markets, examples of model risk include the correlation among fixed income indexes, basis spread modeling, calibration risk of model parameters and the treatment of near-zero or negative interest rates. Other sources of risk arise from the estimation of market data, such as volatilities or interest rate curves, whether used for estimation or cash flow discounting purposes.

In equity markets, examples of model risk include forward skew modeling, the impact of stochastic interest rates, correlation and multi-curve modeling. Other sources of risk arise from the hedging management of digital, callable and barrier option payments. In addition, sources of risk arising from the estimation of market data such as dividends, and correlation for quanto and composite options must also be considered.

For specific financial instruments relating to home mortgage loans secured by financial institutions in the UK (which are regulated and partially financed by the Government) and property asset derivatives, the Halifax House Price Index (HPI) is the main input. In these cases, assumptions include estimates of the future growth and the volatility of the HPI, mortality and the implied credit spreads.

Inflation markets are exposed to model risk resulting from the uncertainty of modeling the correlation structure among various CPI (Consumer Price Index) rates. Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

Foreign exchange markets are exposed to model risk resulting from forward skew modeling, the impact of stochastic interest rates and correlation modeling for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

The most important source of model risk for credit derivatives relates to the estimation of the correlation between the probabilities of default of different underlying issuers. For illiquid underlying issuers, the CDS spread may not be well defined.

The credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed to each counterparty.

The CVA is calculated taking into account potential exposure with each counterparty in each future period. The CVA for a specific counterparty would be equal to the sum of the CVA for all the periods. The following inputs are taken into account in the calculation of the CVA:

•	Expected exposure: including for each transaction the mark-to-market (MtM) value plus an add-on for the potential future exposure for each period. Mitigating factors such as netting and collateral agreements are taken into account, as well as temporary impairment for derivatives with interim payments.

•	Severity: percentage of final loss assumed in a counterparty credit event/default.

•	Probability of default: for cases where there is no market information (the CDS quoted spread curve, etc.), probabilities based on ratings, preferably internal ones, are used.

•	Discount factor curve

The debt valuation adjustment (DVA) is a similar valuation adjustment to the CVA but, in this case, as a result of the own risk of the Santander Group assumed by its counterparties in OTC derivatives.

The main transactions measured using unobservable market data that constitute significant inputs of the internal models (Level 3) are:

•	HPI (House Price Index) derivatives at Santander UK. HPI derivatives are considered illiquid markets. The entity’s assumptions are the main driver for their valuation. Even if the valuation techniques used for these instruments may be the same as those used to value similar products (present value in the case of loans and the Black-Scholes Model for derivatives), in this case, some of the inputs required to apply these techniques may not always be observable in the market. Specifically, the main factors used in the valuation of these instruments are the HPI spot rate, the growth rate of that rate, its volatility and mortality rates.

•	The HPI spot rate: for some instruments the NSA HPI spot rate, which is directly observable and published on a monthly basis, is used. For other instruments where regional HPI rates must be used (published quarterly), adjustments are made to reflect the different composition of the rates and adapt them to the regional composition of Santander UK’s portfolio.

•	HPI growth rate: this is not always directly observable in the market, especially for long maturities, and is estimated in accordance with existing quoted prices. To reflect the uncertainty implicit in these estimates, adjustments are made based on an analysis of the historical volatility of the HPI, incorporating reversion to the mean.

•	HPI volatility: the long-term volatility is not directly observable in the market but is estimated on the basis of more short-term quoted prices and by making an adjustment to reflect the existing uncertainty, based on the standard deviation of historical volatility over various time periods.

•	Mortality rates: these are based on published official tables and adjusted to reflect the composition of the customer portfolio for this type of product at Santander UK.

•	Illiquid CDOs and CLOs at the treasury unit in Madrid. These are measured by grouping together the securities by type of underlying (sector/country), payment hierarchy (prime, mezzanine, junior, etc.), and assuming forecast conditional prepayment rates (CPR) and default rates, adopting conservative criteria.

•	Unlisted equity securities (shares and investment funds). These are measured at the lower of acquisition cost and underlying carrying amount.

The measurements obtained using the internal models might have been different had other methods or assumptions been used with respect to interest rate risk, to credit risk, market risk and foreign currency risk spreads, or to their related correlations and volatilities. Nevertheless, the Bank’s directors consider that the fair value of the financial assets and liabilities recognized in the consolidated balance sheet and the gains and losses arising from these financial instruments are reasonable.

As detailed in the foregoing table, at June 30, 2013 the potential effect on the measurement of the financial instruments of a change in the main assumptions (liquidity, correlations, dividends and HPI) to less favorable reasonably probable assumptions, taking the lowest value within the range that is considered probable, would be to reduce gains or increase losses by EUR 308 million. The effect of using other more favorable reasonably probable assumptions, taking the highest value within the range that is considered probable, would be to increase gains or reduce losses by EUR 336 million.

The net gain recognized in the consolidated income statement for the first six months of 2013 arising from the aforementioned valuation models amounted to EUR 787 million, of which losses of EUR 27 million related to models whose significant inputs are unobservable market data.

Following is the reconciliation of the beginning balances to the ending balances for the fair value measurements classified as Level 3:

	12/31/12	Changes								06/30/13
Millions of euros	Fair value calculated using internal models (Level 3)	Purchases	Sales	Issues	Settlements	Changes in fair value recognized in profit or loss (unrealized)	Changes in fair value recognized in profit or loss (realized)	Changes in fair value recognized in equity	Other	Fair value calculated using internal models (Level 3)
Financial assets held for trading	395	52	(2)	—	(2)	(30)	(12)	—	(79)	322
Debt and equity instruments	—	47	(1)	—	—	4	—	—	1	51
Trading derivatives	395	5	(1)	—	(2)	(34)	(12)	—	(80)	271
Swaps	109	—	(1)	—	(2)	(4)	(5)	—	(6)	91
Exchange rate options	46	—	—	—	—	(7)	(3)	—	(5)	31
Other	240	5	—	—	—	(23)	(4)	—	(69)	149
Other financial assets at fair value through profit or loss	469	121	—	—	—	12	11	—	(22)	591
Loans and advances to customers	74	—	—	—	—	(4)	2	—	(11)	61
Debt and equity instruments	395	121	—	—	—	16	9	—	(11)	530
Available-for-sale financial assets	424	119	(22)	—	—	1	(7)	29	8	552
TOTAL ASSETS	1,288	292	(24)	—	(2)	(17)	(8)	29	(93)	1,465
Financial liabilities held for trading	99	3	—	—	—	4	(11)	—	(9)	86
Customer deposits	7	—	—	—	—	—	—	—	3	10
Trading derivatives	92	3	—	—	—	4	(11)	—	(12)	76
Swaps	8	3	—	—	—	—	—	—	3	14
Exchange rate options	6	—	—	—	—	—	—	—	(2)	4
Interest rate options	—	—	—	—	—	—	—	—	1	1
Other	78	—	—	—	—	4	(11)	—	(14)	57
Other liabilities at fair value through profit or loss	106	—	—	—	—	5	—	—	(41)	70
TOTAL LIABILITIES	205	3	—	—	—	9	(11)	—	(50)	156

16. Other disclosures

This Note includes relevant information about additional disclosure requirements.

16.1 Consolidated financial statements

Following are the consolidated balance sheets and statements of income of the Group under the IFRS reformatted to conform to the presentation guidelines for bank holding companies set forth in Regulation S-X of the Securities and Exchange Commission of the United States of America.

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates but any differences should not be material.

Following are the consolidated financial statements at June 30, 2013 (unaudited) and December 31, 2012:

UNAUDITED CONSOLIDATED BALANCE SHEET

	Millions of Euros
	June 30, 2013	December 31, 2012
Assets
Cash and due from banks	70,166	111,663
Interest earning deposits in other banks	24,502	28,214
Securities purchased under agreements to resell	19,014	13,527
Trading account assets	209,847	206,273
Banks	47,590	31,644
Loans	10,079	11,569
Derivatives	91,437	110,319
Debt securities	54,970	46,561
Equity securities	5,771	6,180
Investment securities	113,400	99,325
Available-for-sale	113,400	99,325
Net Loans and leases	662,997	683,449
Loans and leases, net of unearned income	688,757	708,831
Less-Allowance for loan losses	(25,760)	(25,382)
Premises and equipment, net	14,565	14,483
Investment in affiliated companies	5,012	4,454
Other assets	103,185	107,806
Intangible Assets	3,111	3,436
Goodwill in consolidation	23,878	24,626
Accrual Accounts	2,324	1,757
Hedge derivatives	8,420	7,936
Others	65,452	70,051

Total assets	1,222,688	1,269,194

Liabilities
Deposits	646,203	678,383
Non interest deposits	5,829	5,285
Interest bearing	640,374	673,098
Demand deposits	162,507	149,186
Savings deposits	167,763	167,389
Time deposits	310,104	356,523
Short-term debt	146,557	120,481
Long-term debt	184,435	202,223
Other liabilities	164,099	186,832
Taxes Payable	6,855	7,765
Accounts Payable	5,720	4,908
Accrual Accounts	4,868	5,181
Pension Allowance	9,165	9,948
Derivatives	95,359	116,187
Liabilities under insurance contracts	1,091	1,425
Other Provisions	5,522	5,795
Short securities positions	18,478	15,181
Others	17,041	20,442

Total liabilities	1,141,294	1,187,919
Equity
Stockholders’ equity
Capital stock	5,405	5,161
Additional paid-in-capital	37,119	37,412
Other additional capital	(79)	(937)
Current year earnings	2,255	2,295
Other reserves	26,599	27,929

Total stockholders’ equity	71,299	71,860

Non-controlling interests	10,095	9,415
Total Equity	81,394	81,275
Total liabilities and Equity	1,222,688	1,269,194

The Group has issued Mortgage backed securities, called Cédulas Hipotecarias (see Note 9). Additionally, as of December 31, 2012, 2011 and 2010, the investment debt securities assigned to certain Group or third-party commitments amounted to €61,335 million, €43,899 million and €27,034 million, respectively and €43,142 million as of June 30, 2013.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Millions of Euros
	Six months ended June 30, 2013	Six months ended June 30, 2012
Interest income:
Interest and fees on loans and leases	21,200	24,050
Interest on deposits in other banks	957	1,676
Interest on securities purchased under agreements to resell	788	696
Interest on investment securities	3,630	4,225
Dividends	—	—
Total interest income	26,575	30,647
Interest expenses:
Interest on deposits	(7,584)	(8,575)
Interest on short-term borrowings	(2,071)	(2,264)
Interest on long-term debt	(2,748)	(3,604)
Total interest expense	(12,403)	(14,443)
Interest income / (Charges)	14,172	16,204
Provision for credit losses	(5,983)	(8,959)
Interest income / (Charges) after provision for credit losses	8,189	7,245
Non interest income:
Commissions and fees from fiduciary activities	577	607
Commissions and fees from securities activities, net	351	354
Fees and commissions from insurance activities	3,661	3,760
Other Fees and commissions, net	2,862	2,933
Gains (losses) from:
Affiliated companies’ securities	923	878
Investment securities	1,209	747
Foreign exchange, derivatives and other, net	615	691
Sale of premises	53	31
Income from non financial entities	147	187
Gains on sale of non-current assets / liabilities held for sale not classified as discontinued operations	55	48
Other income	520	682
Total non interest income	10,973	10,918
Non interest expense:
Salaries and employee benefits	(5,673)	(5,261)
Occupancy expense of premises, depreciation and maintenance, net	(1,510)	(1,415)
General and administrative expenses	(2,707)	(2,793)
Impairment of goodwill	(1)	—
Impairment / amortization of intangible assets	(650)	(548)
Impairment of tangible assets	(355)	(568)
Provisions for specific allowances	(845)	(1,000)
Payments to Deposit Guarantee Fund	(280)	(264)
Insurance claims	(2,719)	(2,748)
Expenses of non financial entities	(96)	(118)
Losses on sale of non-current assets / liabilities held for sale not classified as discontinued operations	(126)	(225)
Other expenses	(488)	(518)
Total non interest expense	(15,450)	(15,458)
Income before income taxes	3,712	2,705
Income tax expense	(891)	(543)
Net consolidated income for the year	2,821	2,162
Net income attributed to non-controlling interests	552	441
Income from discontinued operation, net of taxes	(14)	28
NET INCOME ATTRIBUTED TO THE GROUP	2,255	1,749

	(Millions of Euros)
	Six months ended June 30, 2013	Six months ended June 30, 2012
UNAUDITED NET CONSOLIDATED PROFIT FOR THE PERIOD	2,807	2,190
OTHER COMPREHENSIVE INCOME:	(2,933)	(2,716)
Items that may be reclassified subsequently to profit or loss for the period	(3,337)	(2,695)
Available-for-sale financial assets:	(418)	(1,714)
Revaluation gains/(losses)	242	(1,462)
Amounts transferred to income statement	(660)	(252)
Other reclassifications	—	—
Cash flow hedges:	(41)	(279)
Revaluation gains/(losses)	231	(158)
Amounts transferred to income statement	(272)	(147)
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	26
Hedges of net investments in foreign operations:	407	(1,394)
Revaluation gains/(losses)	379	(1,388)
Amounts transferred to income statement	28	(6)
Other reclassifications	—	—
Exchange differences:	(3,433)	167
Revaluation gains/(losses)	(3,396)	161
Amounts transferred to income statement	(37)	13
Other reclassifications	—	(7)
Non-current assets held for sale:	—	—
Revaluation gains/(losses)	—	—
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Entities accounted for using the equity method:	(65)	13
Revaluation gains/(losses)	(72)	11
Amounts transferred to income statement	7	13
Other reclassifications	—	(11)
Income tax	213	512
Items that will not be reclassified subsequently to profit or loss for the period	404	(21)
Actuarial gains/(losses) on pension plans	756	(26)
Income tax	(352)	5
TOTAL COMPREHENSIVE INCOME	(126)	(526)
Attributable to the Parent	(174)	(779)
Attributable to non-controlling interests	48	253

Following are the summarized balance sheets of Banco Santander, S.A. as of June 30, 2013 (unaudited) and December 31, 2012. In the financial statements of the Parent, investments in subsidiaries, jointly controlled entities and associates are recorded at cost.

UNAUDITED CONDENSED BALANCE SHEETS (Parent company only)	June 30, 2013	December 31, 2012
	(Millions of Euros)
Assets
Cash and due from banks	64,940	94,931
Of which:
To bank subsidiaries	26,512	30,004
Trading account assets	94,492	95,556
Investment securities	73,765	47,097
Of which:
To bank subsidiaries	21,806	18,491
To non-bank subsidiaries	207	164
Net Loans and leases	213,536	152,933
Of which:
To non-bank subsidiaries	25,352	26,553
Investment in affiliated companies	72,014	72,714
Of which:
To bank subsidiaries	62,822	64,550
To non-bank subsidiaries	9,192	8,163
Premises and equipment, net	2,013	990
Other assets	15,900	11,694

Total assets	536,660	475,915
Liabilities
Deposits	277,234	249,928
Of which:
To bank subsidiaries	24,411	20,775
To non-bank subsidiaries	53,006	54,300
Short-term debt	53,631	34,080
Long-term debt	60,351	48,643
Total debt	113,982	82,723
Of which:
To bank subsidiaries	1,528	4,474
To non-bank subsidiaries	19,055	18,174
Other liabilities	96,890	98,707

Total liabilities	488,106	431,358
Stockholders’ equity
Capital stock	5,405	5,161
Retained earnings and other reserves	43,150	39,396

Total stockholders’ equity	48,554	44,557
Total liabilities and Stockholders’ Equity	536,660	475,915

Following are the summarized unaudited statements of income of Banco Santander, S.A. for the periods ended June 30, 2013 and 2012.

UNAUDITED CONDENSED STATEMENTS OF INCOME (Parent company only)	Six months ended June 30, 2013	Six months ended June 30, 2012
	(Millions of Euros)
Interest income
Interest from earning assets	5,817	5,326
Dividends from affiliated companies	1,625	2,530
Of which:
From bank subsidiaries	825	2,221
From non-bank subsidiaries	800	309
	7,442	7,855
Interest expense	(3,800)	(3,528)
Interest income / (Charges)	3,642	4,328
Provision for credit losses	(1,561)	(2,057)
Interest income / (Charges) after provision for credit losses	2,081	2,271
Non interest income:	2,121	1,438
Non interest expense:	(3,248)	(3,178)
Income before income taxes	954	530
Income tax expense	(15)	(19)
Net income	938	511

UNAUDITED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME (Parent company only)	Six months ended June 30, 2013	Six months ended June 30, 2012
	(Millions of Euros)
NET INCOME	938	511
OTHER COMPREHENSIVE INCOME	721	(1,503)
Items that may be reclassified subsequently to profit or loss
Available-for-sale financial assets:	899	(2,000)
Revaluation gains/(losses)	1,086	(1,981)
Amounts transferred to income statement	(186)	(20)
Other reclassifications	—	—
Cash flow hedges:	25	(96)
Revaluation gains/(losses)	29	(96)
Amounts transferred to income statement	(4)	—
Amounts transferred to initial carrying amount of hedged items	—	—
Other reclassifications	—	—
Hedges of net investments in foreign operations:	218	(7)
Revaluation gains/(losses)	218	(7)
Amounts transferred to income statement	—	—
Other reclassifications	—	—
Exchange differences:	—	—
Non-current assets held for sale:	—	—
Actuarial gains/(losses) on pension plans	(118)	(4)
Other comprehensive income	—	—
Income tax	(304)	604
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on pension plans	—	—
Income tax	—	—
TOTAL COMPREHENSIVE INCOME	1,659	(991)

UNAUDITED CONDENSED CASH FLOW STATEMENTS (Parent company only)	Six months ended June 30, 2013	Six months ended June 30, 2012
	(Millions of Euros)
1. Cash flows from operating activities
Consolidated profit	938	511
Adjustments to profit	1,567	1,868
Net increase/decrease in operating assets	(1,591)	(17,327)
Net increase/decrease in operating liabilities	(42,761)	9,013
Reimbursements/payments of income tax	99	3
Total net cash flows from operating activities (1)	(41,748)	(5,932)
2. Cash flows from investing activities
Investments (-)	(991)	(4,110)
Divestments (+)	462	655
Total net cash flows from investment activities (2)	(530)	(3,455)
3. Cash flows from financing activities
Disposal of own equity instruments	1,373	773
Acquisition of own equity instruments	(1,626)	(774)
Issuance of debt securities	—	—
Redemption of debt securities	—	—
Dividends paid	(412)	(637)
Issuance/Redemption of equity instruments	(24)	—
Other collections/payments related to financing activities	(443)	(605)
Total net cash flows from financing activities (3)	(1,132)	(1,242)
4. Effect of exchange rate changes on cash and cash equivalents (4)	27	96
5. Net increase/decrease in cash and cash equivalents (1+2+3+4)	(43,383)	(10,533)
Cash and cash equivalents at beginning of period	48,363	19,347
Cash and cash equivalents at end of period	4,980	8,815

16.2 Preference Shares and Preferred Securities

The following table shows the balance of the preference shares and preferred securities as of June 30, 2013 and December 31, 2012:

	June 30, 2013	December 31, 2012
	(Millions of Euros)
Preference shares	409	421
Preferred securities	4,233	4,319

Total at period-end	4,642	4,740

Both Preference Shares and Preferred Securities are recorded under the “Financial liabilities at amortized cost – Subordinated Liabilities” caption in the consolidated balance sheet as of June 30, 2013 and December 31, 2012.

Preference Shares include the financial instruments issued by the consolidated companies which, although equity for legal purposes, do not meet the requirements for classification as equity in the financial statements. These shares do not carry any voting rights and are non-cumulative. They were subscribed to by non-Group third parties except for the shares of Santander UK amounting to GBP 200 million, are redeemable at the discretion of the issuer, based on the conditions of the issuer. None of these issues are convertible into Bank shares or granted privileges or right which, in certain circumstances, make them convertibles into shares.

This category includes non-cumulative preferred non-voting shares issued by Banesto Holdings, Abbey National plc., Alliance & Leicester plc. and Santander Holding USA, Inc.

For the purposes of payment priority, Preferred Securities are junior to all general creditors and to subordinated deposits. The payment of dividends on these securities, which have no voting rights, is conditional upon the obtainment of sufficient distributable profit and upon the limits imposed by Spanish banking regulations on equity.

This category includes non-cumulative preferred non-voting securities issued by Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Sociedad Unipersonal), guaranteed by the Bank. It also includes non-cumulative preferred non-voting securities issued by Banesto Preferentes, S.A, Banco Español de Crédito, S.A., Santander PR Capital Trust and Santander UK Group.

Except the issues of Santander PR Capital Trust I, which redeem in 2036, all preference shares and preferred securities are perpetual securities and there is no obligation that requires the Group to redeem them. All securities have been fully subscribed by third parties outside the Group. In the consolidated balance sheets, these securities are shown net of any temporary transactions relating to liquidity guarantees, and are described in the table below:

	Outstanding at June 30, 2013
Preference Shares Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Redemption Option (1)
Banesto Holding, Ltd, December 1992	US Dollar	1.6	10.500%	June 30, 2012
Santander UK plc, October 1995	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, February 1996	Pounds Sterling	80.3	10.375%	No option
Santander UK plc, March 2004	Pounds Sterling	13.6	5.827%	March 22, 2016
Santander UK plc, May 2006	Pounds Sterling	31.9	6.222% (2)	May 24, 2019
Santander Holdings USA, Inc, August 2000	US Dollar	148.6	12.000%	May 16, 2020
Santander Holdings USA, Inc, May 2006	US Dollar	80.0	7.300%	May 15, 2011

	Outstanding at June 30, 2013
Preferred Securities Issuer/Date of issue	Currency	Amount in currency (million)	Interest rate	Maturity date
Banesto Group
Banco Español de Crédito, October 2004	Euro	36.5	€CMS 10 + 0.125%	Perpetuity
Banco Español de Crédito (1), November 2004	Euro	106.5	5.5%	Perpetuity
Banco Español de Crédito, June 2009	Euro	7.8	6.0%	Perpetuity
Santander Finance Capital, S.A. (Unipersonal)
March 2009	US Dollar	18.2	2.0%	Perpetuity
March 2009	US Dollar	25.0	2.0%	Perpetuity
March 2009	Euro	313.7	2.0%	Perpetuity
March 2009	Euro	153.7	2.0%	Perpetuity
June 2009	Euro	20.9	Euribor (3M) + 2.2%	Perpetuity
Santander Finance Preferred, S.A. (Unipersonal)
March 2004	US Dollar	89.3	6.41%	Perpetuity
September 2004	Euro	144.0	€CMS 10 +0.05% subject to a maximum distribution of 8% per annum	Perpetuity
October 2004	Euro	155.0	5.75%	Perpetuity
November 2006	US Dollar	161.8	6.80%	Perpetuity
January 2007	US Dollar	109.5	6.50%	Perpetuity
March 2007	US Dollar	210.4	US3M + 0.52%	Perpetuity
July 2007	Pounds Sterling	6.0	7.01%	Perpetuity
July 2009	Pounds Sterling	640.7	Libor (3M) + 7.66%	Perpetuity
July 2009	Euro	111.8	Euribor (3M) + 7.66%	Perpetuity
September 2009	US Dollar	161.6	USD Libor (3M) + 7.67%	Perpetuity
September 2009	US Dollar	825.1	10.50%	Perpetuity
Santander International Preferred S.A. (Sociedad Unipersonal)
March 2009	US Dollar	981.0	2.00%	Perpetuity
March 2009	Euro	8.6	2.00%	Perpetuity
Santander UK Group
Abbey National Capital Trust I, February 2000	US Dollar	366.4	Fixed to 8.963% until June 30, 2030, and from this date, 2.825% + Libor USD (3M)	Perpetuity
Abbey National Plc, February 2001 (3)	Pounds Sterling	104.8	7.037%	Perpetuity
Abbey National Plc, August 2002	Pounds Sterling	12.0	Fixed to 6.984% until February 9, 2018, and thereafter, at a rate reset semi-annually of 1.86% per annum + Libor GBP (6M)	Perpetuity
Santander PR Capital Trust I
February 2006	US Dollar	125.0	6.750%	July 2036

(1)	From these date the issuer can redeem the shares, subject to prior authorization by the national supervisor.
(2)	That issuance is a Fixed/Floating Rate Non-Cumulative Callable Preference Shares. Dividends will accrue on a principal amount equal to £1,000 per Preference Share at a rate of 6.222 per cent. per annum in respect of the period from (and including) May 24, 2006 (the Issue Date) to (but excluding) May 24, 2019 (the First Call Date) and thereafter at a rate reset quarterly equal to 1.13 per cent. per annum above the London interbank offered rate for three-month sterling deposits. From (and including) the Issue Date to (but excluding) the First Call Date, dividends, if declared, will be paid annually in arrear on May 24, in each year. Subject as provided herein, the first such dividend payment date will be May 24, 2007 and the last such dividend payment date will be the First Call Date. From (and including) the First Call Date, dividends, if declared, will be paid quarterly in arrear on May 24, August 24, November 24 and February 24, in each year. Subject as provided herein, the first such dividend payment date will be August 24, 2019.
(3)	From February 14, 2026, this issue will bear interest at a rate, reset every five years, of 3.75% per annum above the gross redemption yield on a five-year specified United Kingdom government security.

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander Finance Capital, S.A. (Unipersonal), Santander Finance Preferred, S.A. (Unipersonal) and Santander International Preferred, S.A. (Unipersonal)—issuers of registered preferred securities guaranteed by Banco Santander, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander Finance Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the preferred securities (Series 1, 4, 5, 6, 10 and 11 are listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	Santander Finance Capital, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

•	Santander International Preferred, S.A. (Unipersonal) is 100% owned finance subsidiary of Banco Santander, S.A. that fully and unconditionally guarantees the preferred securities (not listed in United States). No other subsidiary of the Bank guarantees such securities.

16.3 US Registered senior debt

In accordance with Reg. S-X Rule 3-10, Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered, Santander US Debt, S.A.U.—issuer of registered senior debt guaranteed by Banco Santander, S.A.—do not file the financial statements required for a registrant by Regulation S-X as:

•	Santander US Debt, S.A.U. is 100% owned finance subsidiary of Banco Santander, S.A. who fully and unconditionally guarantees the senior debt (Series 14, 16 and 17 are listed in the London with a total amount issued of USD 2,100 million at the date of this report). No other subsidiary of the Bank guarantees such securities.

Exhibit I

(Millions of Euros)

			Year end December 31,
	June 2013		2012		2011		2010
	Including	Excluding	Including	Excluding	Including	Excluding	Including	Excluding
	interest on	interest on	interest on	interest on	interest on	interest on	interest on	interest on
IFRS:	deposits	deposits	deposits	deposits	deposits	deposits	deposits	deposits
FIXED CHARGES:
Fixed charges and preferred stock dividends	12,795	5,211	28,466	11,903	29,624	12,590	23,197	9,476
Preferred dividends	52	52	132	132	99	99	61	61
Fixed charges	12,743	5,159	28,334	11,771	29,525	12,491	23,136	9,415
EARNINGS:
Income from continuing operations before taxes and extraordinary items	3,712	3,712	3,583	3,583	7,858	7,858	12,010	12,010
Less: Earnings from associated companies	268	268	427	427	57	57	17	17
Fixed charges	12,743	5,159	28,334	11,771	29,525	12,491	23,136	9,415

Total earnings	16,187	8,603	31,490	14,927	37,326	20,292	35,129	21,408
Ratio of earnings to fixed charges	1.27	1.67	1.11	1.27	1.26	1.62	1.52	2.27
Ratio of earnings to combined fixed charges and preferred stock dividends	1.27	1.65	1.11	1.25	1.26	1.61	1.51	2.26